SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                         For the month of August, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____
                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____          No    X
                             ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.) N/A

This Form 6-K consists of:

The 2006 interim report of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 25, 2006.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         China Petroleum & Chemical Corporation


                                                                By: /s/ Chen Ge
                                                                    -----------
                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors


Date: August 28, 2006

CONTENTS

2     Company Profile
3     Principal Financial Data and
      Indicators
8     Changes in Share Capital and
      Shareholdings of Principal
      Shareholders
10    Chairman's Statement
12    Business Review and
      Prospects
17    Management's Discussion and
      Analysis
29    Significant Events
37    Directors, Supervisors,
      Senior Management
38    Financial Statements
115   Documents for Inspection
116   Confirmation from the
      Directors and Senior Management





This interim report contains "forward-looking statements". All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 25 August 2006 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND ITS DIRECTORS WARRANT THAT THERE ARE NO MATERIAL OMISSIONS, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS INTERIM REPORT AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. MR. YAO ZHONGMIN AND MR. FAN YIFEI, DIRECTORS OF SINOPEC CORP., DID NOT ATTEND THE THIRD MEETING OF THE THIRD SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. YAO ZHONGMIN, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. CHEN TONGHAI, MR. FAN YIFEI, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. WANG TIANPU TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, PRESIDENT AND DIRECTOR, MR. DAI HOULIANG, DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER AND MR. LIU YUN, HEAD OF THE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2006 OF SINOPEC CORP. AND ITS SUBSIDIARIES ("THE COMPANY") PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG, RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.


COMPANY PROFILE


Sinopec Corp. is the first company in       REPRESENTATIVE ON SECURITIES                  PLACES WHERE THE INTERIM REPORT IS
China listed on the stock exchanges in      MATTERS                                       AVAILABLE FOR INSPECTION
Hong Kong, New York, London and             Mr. Huang Wensheng                            China: Board Secretariat
Shanghai, and is also an integrated                                                              China Petroleum & Chemical
energy and chemical company with            REGISTERED ADDRESS, PLACE OF                           Corporation
upstream, midstream and downstream          BUSINESS AND CORRESPONDENCE ADDRESS                  6A Huixindong Street,
operations. The principal operations of     6A Huixindong Street                                 Chaoyang District, Beijing, PRC
the Company include: exploring for and      Chaoyang District
developing, producing and trading crude     Beijing, PRC                                  USA:   Citibank, N.A.
oil and natural gas; processing crude       Postcode: 100029                                     388 Greenwich St., 14th floor
oil, producing petroleum products and       Tel: 86-10-64990060                                  New York, NY 10013 USA
trading, transporting, distributing and     Fax: 86-10-64990022
marketing petroleum products; producing,    Website: http://www.sinopec.com               UK:    Citibank N. A.
distributing and trading petrochemical      Email: ir@sinopec.com                                Citigroup Centre
products. Sinopec Corp.'s basic                    media@sinopec.com                             Canada Square
information is as follows:                                                                       Canary Wharf
                                            PLACE OF BUSINESS IN HONG KONG                       London E14 5LB UK
LEGAL NAME                                  12th Floor, Office Tower, Convention Plaza
[GRAPHIC OMITTED]                           1 Harbour Road, Wanchai, Hong Kong            PLACES OF LISTING OF SHARES, STOCK
                                                                                          NAMES AND STOCK CODES
CHINESE ABBREVIATION                        NEWSPAPERS FOR INFORMATION
[GRAPHIC OMITTED]                           DISCLOSURE                                    A Share:      Shanghai Stock Exchange
                                            Mainland China:                                             Stock name: SINOPEC CORP
ENGLISH NAME                                China Securities Journal                                    Stock code: 600028
China Petroleum & Chemical                  Shanghai Securities News
  Corporation                               Securities Times                              H Share:      Hong Kong Stock Exchange
                                                                                                        Stock name: SINOPEC CORP
ENGLISH ABBREVIATION                        Hong Kong:                                                  Stock code: 0386
Sinopec Corp.                               Hong Kong Economic Times
                                            South China Morning Post (English)            ADR:          New York Stock Exchange
LEGAL REPRESENTATIVE                                                                                    Stock name: SINOPEC CORP
Mr. Chen Tonghai                            INTERNET WEBSITE PUBLISHING INTERIM                         Stock code: SNP
                                            REPORT DESIGNATED BY THE CHINA
AUTHORISED REPRESENTATIVES                  SECURITIES REGULATORY COMMISSION                            London Stock Exchange
Mr. Wang Tianpu, Mr. Chen Ge                http://www.sse.com.cn                                       Stock name: SINOPEC CORP
                                                                                                        Stock code: SNP
SECRETARY TO THE BOARD OF DIRECTORS
Mr. Chen Ge

PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

     (1)  Financial data and indicators of the Company for the first half of
          2006


                                   At 30 June    At 31 December   Changes from the
                                         2006              2005   end of last year
       Items                     RMB millions      RMB millions                (%)

       Current assets                 161,351           141,896              13.71
       Current liabilities            211,744           167,792              26.19
       Total assets                   568,888           520,572               9.28
       Shareholders' funds
         (excluding minority
         interests)                   228,510           215,623               5.98
       Net assets per share
         (RMB/share) (Fully diluted)    2.636             2.487               5.98
       Adjusted net assets
         per share (RMB/share)          2.570             2.426               5.94
----------------------------------------------------------------------------------------
                                                                     Changes over the
                                  Six-month periods ended 30 June      same period of
                                         2006               2005   the preceding year
       Items                     RMB millions       RMB millions                (%)

       Net profit                      20,679            18,044              14.60
       Net profit before
         extraordinary gains
         and losses                    20,776            18,087              14.87
       Return on net assets (%)          9.05              9.13             (0.08)
         (Fully diluted)                                          percentage point
       Return on net assets (%)          9.20              9.29             (0.09)
         (Weighted average)                                       percentage point
       Earnings per share (RMB/share)
         (Fully diluted)                0.239             0.208              14.60
       Earnings per share (RMB/share)
         (Weighted average)             0.239             0.208              14.60
       Net cash flow from
         operating activities          25,166            25,044               0.49
----------------------------------------------------------------------------------------

       Items under extraordinary gains and losses and corresponding amounts:

                                                  Six-month period ended 30 June 2006
                                                                     (Income)/Expense
       Items                                                             RMB millions

       Gain on disposal of long-term equity investments                        (24)
       Written back of provisions for impairment losses in
         previous years                                                       (339)
       Non-operating expenses:
       (excluding impairment losses on assets provided in
         accordance with the Accounting Regulations for
         Business Enterprises)                                                 640
       Of which:Loss on disposal of fixed assets                                43
                Employee reduction expenses                                     48
                Donations                                                       40
       Non-operating income                                                   (132)
       Tax effect                                                              (48)
       Total                                                                    97
--------------------------------------------------------------------------------------------

     (2) Appendix to income statement prepared in accordance with the PRC Accounting Rules and Regulations


                                                                Six-month period ended              Six-month period ended
                                                                    30 June 2006                        30 June 2005
                                                                Return on net assets (%)            Return on net assets (%)
                                                                 Fully          Weighted             Fully          Weighted
       Items                                                   diluted           average           diluted           average

       Profit from principal operations                          26.16             26.60             29.29             29.78
       Operating profit                                          13.64             13.88             15.76             16.03
       Net profit                                                 9.05              9.20              9.13              9.29
       Net profit before extraordinary gains and losses           9.09              9.25              9.15              9.31


                                                               Six-month period ended               Six-month period ended
                                                                    30 June 2006                         30 June 2005
                                                                 Earnings per share                   Earnings per share
                                                                 Fully          Weighted             Fully          Weighted
                                                               diluted           average           diluted           average
       Items                                                       RMB               RMB               RMB               RMB

       Profit from principal operations                          0.689             0.689             0.667             0.667
       Operating profit                                          0.360             0.360             0.359             0.359
       Net profit                                                0.239             0.239             0.208             0.208
       Net profit before extraordinary gains and losses          0.240             0.240             0.209             0.209

     (3) Significant changes of items in the financial statements Descriptions and reasons for changes of financial data during the reporting period where the fluctuation is more than 30%, or the fluctuation in such item is 5% or more of the total assets or 10% or more of the profit before taxation.

                                   At 30        At 31
                                    June     December      Increase/(Decrease)
                                    2006         2005       Amount   Percentage              Reasons of Changes
       Items                RMB millions RMB millions RMB millions           (%)

       Advance payments            7,313        5,051        2,262        44.78    Mainly due to the increase in prepayments
                                                                                   for purchases of crude oil and raw materials

       Long-term equity           27,392       14,146       13,246        93.64    Mainly due to the increase of equity
         investments                                                               investment differences from privatisations
                                                                                   of subsidiaries and investments in associates

       Construction in progress   62,628       48,073       14,555        30.28    Mainly due to the increase in construction
                                                                                   projects according to current year's
                                                                                   investment plan

       Short-term loans           46,785       16,124       30,661       190.16    Mainly due to higher demand in working capital'

       Other payables              6,105        1,830        4,275       233.61    Mainly due to the accrual of special oil income
                                                                                   levy

       Accrued expenses            1,483          512          971       189.65    Mainly due to the increase in accrued and
                                                                                   unpaid production and operating costs

       Minority interests         20,118       29,383       (9,265)      (31.53)   Mainly due to the acquisitions of minority
                                                                                   interests in subsidiaries



                              Six month periods
                                 ended 30 June               Increase/(Decrease)
                                    2006         2005        Amount  Percentage              Reasons of Changes
       Items                RMB millions RMB millions  RMB millions          (%)

       Income from principal     481,988      359,248      122,740        34.17    Please refer to Management's Discussion and
         operations                                                                Analysis

       Cost of sales             409,298      293,181      116,177        39.61    Please refer to Management's Discussion and
                                                                                   Analysis

       Sales taxes and            12,918        8,204        4,714        57.46    Mainly due to the accrual of special oil
         surcharges                                                                income levy

       Non-operating expenses        674        1,109         (435)      (39.22)   Please refer to Management's Discussion and
                                                                                   Analysis

       Minority interests            161        2,101       (1,940)      (92.34)   Mainly due to the acquisitions of minority
                                                                                   interests in subsidiaries

       Reversal of unrecognised      (11)        (113)         102       (90.27)   Mainly due to the written-back of unrecognised
         investment losses                                                         investment losses exceeding the carrying value
                                                                                   of long-term equity investment


     (4) Details of provisions for assets                                                                    Unit: RMB millions

                                                                     At the  Increase   Written   Written              At the
                                                                  beginning    in the  back for   off for     Other    end of
       Items                                          Lines   of the period    period the period  the period  changes  the period

       Allowance for doubtful accounts                  1             6,652        99       (91)      (22)       --     6,638

         Of which:  Allowance for doubtful
                    accounts
                    for accounts receivable                           3,140        77       (48)       (1)       --     3,168

                    Allowance for doubtful
                    accounts for
                    other receivables                                 3,512        22       (43)      (21)       --     3,470

       Provision for diminution in value of
         short-term investments                         2                --        --        --        --        --       --

       Provision for diminution in value of
         inventories                                    3               892       250      (248)       (2)       --       892

       Provision for impairment losses on
         long-term investments                          4               327        41        --        (8)       --       360

         Of which:Long-term equity investments                          327        41        --        (8)       --       360

       Provision for impairment losses on fixed assets  5             6,234        34        --        (1)       --     6,267

         Of which: Land and buildings                                   351        29        --        --      (28)       352
                   Oil and gas properties                               843        --        --        --       --        843
                   Oil depots, storage tanks and
                     service stations                                   917         5        --        (1)     149      1,070

                   Plant, machinery, equipment and others             4,123        --        --        --     (121)     4,002

       Provision for impairment losses on
         intangible assets                              6                --        --        --        --       --        --

       Provision for impairment losses on
         construction in progress                       7                --        --        --        --       --        --

       Provision for impairment losses on
         entrusted loans                                8                --        --        --        --       --       --

       Total                                                         14,105       424      (339)      (33)      --     14,157


2 FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")


                                                                                                                  Changes over
                                                                                                               the same period
                                                                            Six-month periods ended 30 June   of the preceding
                                                                                    2006              2005            year (%)
    Items                                                                   RMB millions      RMB millions

    Operating profit                                                              34,238            33,682              1.65

    Profit attributable to equity shareholders of the Company                     21,406            19,653              8.92
    Return on capital employed (%) note                                             5.46              6.17             (0.71)
                                                                                                            percentage point

    Basic earnings per share (RMB/share)                                           0.247             0.227              8.92
    Net cash flow from operating activities                                       21,478            21,082              1.88

    Note: Return on capital employed = operating profit x (1 - income tax rate)/capital employed


                                                                              At 30 June    At 31 December      Changes from the
                                                                                    2006              2005  end of last year (%)
    Items                                                                   RMB millions      RMB millions

    Current assets                                                               165,170           145,291             13.68
    Current liabilities                                                          215,165           170,649             26.09
    Total assets                                                                 586,915           537,321              9.23
    Total equity attributable to equity shareholders of the Company              237,159           223,556              6.08
    Net assets per share (RMB/share)                                               2.735             2.578              6.08
    Adjusted net assets per share (RMB/share)                                      2.670             2.518              6.04

3 MAJOR DIFFERENCES BETWEEN AUDITED FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

     (1) Analysis of the effects of major differences between the net profit under the PRC Accounting Rules and Regulations and the profit for the period under IFRS:


                                                                                            Six-month periods
                                                                                              ended 30 June
                                                                                            2006              2005
       Items                                                                        RMB millions      RMB millions

       Net profit under the PRC Accounting Rules and Regulations                          20,679            18,044

       Adjustments:
          Equity investment differences                                                      394             1,169
          Capitalisation of general borrowing costs, net of depreciation effect              294               216
          Depreciation of oil and gas properties                                             290               417
          Acquisition of Sinopec National Star                                                58                58
          Reduced amortisation on revaluation of land use rights                              13                 9
          Unrecognised losses of subsidiaries                                                 11               113
          Reduced depreciation on government grants                                            6                 1
          Pre-operating expenditures                                                         (16)              442
          Disposal of oil and gas properties, net of depreciation effect                    (177)             (209)
          Effects of the above adjustments on taxation                                      (146)             (607)
          Minority interests                                                                 158             2,116
       Profit for the period under IFRS                                                   21,564            21,769


     (2) Analysis of the effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and total equity under IFRS:


                                                                                     At 30 June    At 31 December
                                                                                           2006              2005
       Items                                                                       RMB millions      RMB millions

       Shareholders' funds under the PRC Accounting Rules and Regulations               228,510           215,623

       Adjustments:
          Equity investment differences                                                     594               200
          Capitalisation of general borrowing costs                                       2,406             2,112
          Depreciation of oil and gas properties                                         12,523            12,233
          Acquisition of Sinopec National Star                                           (2,520)           (2,578)
          Revaluation of land use rights                                                   (940)             (953)
          Government grants                                                                (582)             (588)
          Pre-operating expenditures                                                        (38)              (22)
          Disposal of oil and gas properties                                              2,883             3,060
          Effects of the above adjustments on taxation                                   (5,677)           (5,531)
          Minority interests                                                             20,027            29,440
       Total equity under IFRS                                                          257,186           252,996

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1    CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

     There were no changes in the total number of shares and equity structure of Sinopec Corp. during the reporting period.

2    SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

     As at 30 June 2006, there were a total of 227,849 shareholders of Sinopec Corp., of which 219,385 were holders of domestic A Shares and 8,464 were holders of overseas H Shares.

     (1)  Top ten shareholders as at 30 June 2006 Unit: 1,000 shares


                                                 Number of
                                               shares held
                                             at the end of
                                             the reporting        Percentage    Nature of       Non-tradable   Pledges, lock-ups
       Name of shareholders                         period    of shares held    shareholders    shares held         or trusts

       China Petrochemical Corporation          61,757,325            71.23%    State-owned     61,757,325               Nil
       HKSCC (Nominees) Limited                 16,684,625            19.24%    Foreign                Nil           Unknown
       China Cinda Asset Management Corp. (1)    2,848,886             3.29%    State-owned      2,848,886               Nil
       China Orient Asset Management Corp. (1)   1,296,410             1.50%    State-owned      1,296,410               Nil
       China Development Bank (1)                  632,570             0.73%    State-owned        632,570               Nil
       GuoTai JunAn Corp.                          590,821             0.68%    State-owned        586,760           255,150
                                                                                                                  (pledged)/
                                                                                                                      38,230
                                                                                                                 (locked up)

       China Life Corp.,-Participating-
       Individual Participating-005L-FH002
       Shanghai                                     98,021             0.11%    State-owned            Nil               Nil

       China Life (Group) - Conventional
       -Ordinary Insurance Product                  57,340             0.07%    State-owned            Nil               Nil

       Guangfa Stratrgic Selected Mixed
       Securities Fund                              52,891             0.06%    State-owned            Nil               Nil

       International Finance-Standard Chartered -
       CITIGROUP GLOBAL MARKETS LIMITED             39,284             0.05%    Foreign                Nil               Nil

       Explanation for the relationships among the        Among the top ten shareholders, except that China Life Corp.,
         above Eshareholders or any actions in concert:   -Participating- Individual Participating-005L-FH002 Shanghai and
                                                          China Life (Group) - Conventional -Ordinary Insurance Product are
                                                          both subordinates to China Life Insurance (Group) Company, Sinopec
                                                          Corp. is not aware of any connection or actions in concert among the above shareholders.


       Note 1:   According to the Equity Transfer Agreements between China Petrochemical Corporation ("Sinopec Group
                 Company") and each of China Cinda Asset Management Corp., China Orient Asset Management Corp. and China
                 Development Bank respectively, China Cinda Asset Management Corp., China Orient Asset Management Corp. and
                 China Development Bank shall each transfer their entire shareholdings of Sinopec Corp. to Sinopec Group
                 Company. For detailed information, please refer to Significant Events in this report.


    (2)Top ten shareholders with tradable shares as at 30 June 2006                                        Unit: 1,000 shares


                                                                               Number of tradable
                                                                                      shares held
                                                                                    at end of the                  Nature of
       Name of shareholders                                                      reporting period                     shares

       HKSCC (Nominees) Limited                                                        16,684,625                    H share

       China Life Corp.,-Participating-Individual Participating-005L-FH002
         Shanghai                                                                          98,021                    A share

       China Life (Group) - Conventional-Ordinary Insurance Product                        57,340                    A share

       Guangfa Stratrgic Selected Mixed Securities Fund                                    52,891                    A share

       International Finance-Standard Chartered  -
         CITIGROUP GLOBAL MARKETS LIMITED                                                  39,284                    A share

       CIFM China Balanced Fund                                                            37,138                    A share

       Jinghong Securities Investment Fund                                                 36,607                    A share

       BOCI Sustained Growth Equity Securities Investment Fund                             32,203                    A share

       Tongsheng Securities Investment Fund                                                31,532                    A share

       Yinfeng Securities Investment Fund                                                  31,388                    A share

       Explanation for the relationships among the above                        Among the top ten shareholders, except that China
         shareholders or any actions in concert:                                Life Corp.,-Participating Individual Participating-
                                                                                005L-FH002 Shanghai and China Life (Group) -
                                                                                Conventional-Ordinary Insurance Product are both
                                                                                subordinates to China Life Insurance (Group)
                                                                                Company, Sinopec Corp. is not aware of any
                                                                                connection or actions in concert among the above
                                                                                 shareholders.
------------------------------------------------------------------------------------------------------------------------------------






    (3)Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2006

                                                                                                                 Approximate
                                                                                                                  percentage
                                                                                  Number of share          of Sinopec Corp's
                                                                                interests held or                  interests
       Name of shareholders                         Nature               regarded as held (share)              (H share) (%)

       J.P. Morgan Chase & Co.                      Beneficial owner                  137,949,210                    0.82(L)
                                                    Investment manager                805,357,086                    4.80(L)
                                                    Custodian corporation             771,990,035                 4.60(L)(P)
------------------------------------------------------------------------------------------------------------------------------------
       Credit Suisse Group                          Corporate                         997,124,580                    5.94(L)
                                                                                      754,104,300                    4.49(S)
                                                                                       48,538,200                    0.29(P)
------------------------------------------------------------------------------------------------------------------------------------
       Alliance Bernstein L.P.                      Corporate                         986,511,840                    5.88(L)
------------------------------------------------------------------------------------------------------------------------------------
       UBS AG                                       Beneficial owner                  478,366,173                    2.85(L)
                                                                                      109,468,745                    0.65(S)
                                                    Warrant equity                     38,308,000                    0.23(L)
                                                                                        5,597,900                    0.03(S)
                                                    Corporate                         335,375,700                    2.00(L)
                                                                                       10,000,000                    0.06(S)
------------------------------------------------------------------------------------------------------------------------------------
       Templetonne Asset Management L.P.            Investment manager                848,691,395                    5.06(L)
------------------------------------------------------------------------------------------------------------------------------------



       Note: (L): Long position, (S): Short position, (P): Lending pool

3 CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLERS There was no change in the controlling shareholders or the effective controllers during the reporting period.

CHAIRMAN'S STATEMENT

Dear shareholders,

On 24 May 2006, the third session of the Board of Directors was elected at 2005 Annual General Meeting of Sinopec Corp. Having been nominated and elected to chair the Board of Directors successively, I would like to thank all the shareholders and the Board as a whole for the trust and confidence placed in me.

Confronted with the market situations featured by soaring global crude prices, tight domestic control over prices of refined oil products, as well as significant fluctuation in the petrochemical prices during the first half of 2006, Sinopec Corp. has fully leveraged its integrated business portfolio, deepened reforms, accelerated structural adjustments to assets, expanded resources, and consolidated market position, which, in turn, led to our delivery of good results in both reform and operations. During the reporting period, the privatisation and delisting of several listed subsidiaries, including Sinopec Zhenhai Refining and Chemical Co. Ltd., Sinopec Yangzi Petrochemical Co., Ltd, Sinopec Qilu Petrochemical Co., Ltd, Zhongyuan Oil & Gas Hi-tech Co., Ltd, Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd and Sinopec Wuhan Phoenix Company Limited, have been accomplished. According to the PRC Accounting Rules and Regulations, in the first half of 2006, the Company's net profit was RMB 20.679 billion, representing an increase of 14.6% over that of the first half of 2005. According to the International Financial Reporting Standards, profit attributable to shareholders of the Company was RMB 21.406 billion, up by 8.92% over that of the first half of 2005. The Board has decided a distribution of interim dividend of RMB 0.04 per share.

Since listing, through continuous reform and development over the years, the Company has established an organisational framework for its managerial system and mechanism necessitated by market economy and corporate governance. The portfolio and quality of its integrated energy and chemical assets have been significantly upgraded, which have resulted in expanded scale of operations, enhanced profitability and competitiveness. China Petrochemical Corporation, whose core assets are represented by Sinopec Corp., ranks 23rd in 2006 Fortune 500.

At present, we have entered a phase featuring high oil prices, compounded by cyclic fluctuation as is typical of the petrochemical sector. Against the background, an important mission for the Board is to leverage the opportunities presented by the steady growth in domestic demand for energy and chemical products, and overcome numerous challenges such as market fluctuation and intensified competition, so as to attain further advancement and improve the overall competitiveness of Sinopec Corp. in the global arena. During the three years to come, the Board will continue the policy of "reform, adjustment, innovation and development", further evolve corporate governance practices, and take more steps to transform the Company into a resource-conservation and environmental-friendly enterprise, with an ultimate goal of achieving balanced and sustainable development.

The Board will continue to develop corporate governance practices, undertake further reforms of management system and mechanism, reinforce efficacy of the Board of Directors, while giving full play to the role of the independent directors, as well as the three specialised committees under the Board, with an aim to enhance informed decision-making. The reform orientated to a sole-tier legal entity structure will be pushed forward, hence, to achieve an integration of internal managerial resources, more centralised decision-making process for significant business activities and material resources, as well as enhancement on the managerial functions of Sub Business Units. Driven by domestic and overseas regulatory requirements, as well as the need for reform and development to improve efficacy of the overall management, the Company will further empower its internal controls, and improve risk management.

The Company shall speed up adjustments to the layout and portfolios of assets as well as corporate structure. The key is to expand resources and markets, and align refining and chemicals capacity with markets demand and resource availability.

  Resource expansion remains as the first priority. From the strategic perspective, the Company will take measures to maintain stability in production and recoverable reserves of the existing mature blocks in Eastern China. While, in northeast Sichuan and Tahe area where new reserves and structural belts have been discovered, a strategy of expansion will be implemented, with accelerated pace of exploration along with construction of new production capacity to obtain increased reserve and production. Furthermore, researching efforts for promising blocks will be conducted in the back-up areas. It is expected that by 2008, production of crude oil will reach 42 million tonnes and natural gas will reach 10 billion cubic meters.

  Expand markets extensively, rationalise the marketing network, and consolidate the Company's position in the market. Brand value will be exploited through marketing and distribution of refined oil products. Both retail and direct sales volume will be expanded, and the percentage of sales improved. In the marketing of chemicals, advantages of unified marketing will be employed, with direct sales expanded, customer service improved, hence market competitiveness enhanced. We expect that by 2008, the sales volume of refined oil products will reach 120 million tonnes, among which, retail shall account for 75 million tonnes. We also expect that chemical products sold through direct sales shall account for 65% of total sales volume by 2008.

  As an important value-added link between resources and markets, our refining and chemical business will operate on a large scale basis through resource optimisation, improvement in quality, product mix, and economic returns, consistent adjustment to the layout and portfolio of assets, and intensified industrial concentration. As a result, three regional large scale refining and chemical groups shall take shape around the Yangtze River Delta, the Pearl River Delta, and the Bohai Bay area. It is estimated that by 2008, crude oil processing capacity will reach 187 million tonnes, and ethylene capacity will reach 7.1 million tonnes.

  Accelerate the construction of modern logistics systems, and improve modern logistics facilities such as pipelines and terminals for crude oil, refined oil products and natural gas. The Company shall optimise resource flow with modern information technology, so as to ensure safe and efficient handling and shipping of resources. We expect that by 2008, the receiving and unloading capacity of major crude oil terminals will reach 150 million tonnes, crude oil and refined oil products pipelines will respectively total 6,300 km and 7,600 km in length, with around 90% of crude oil and 40% of refined oil be transported by pipelines.

  Global operations and trading will be expanded as a new growth area for the Company, through further leveraging synergies in its integrated operations, which, will play more important roles in ensuring safe and stable supply of oil and gas resources, and rational adjustment to its industrial structures.

Sinopec Corp. will continue with technological and scientific innovation to add value to its assets. The Company's abilities to achieve original innovation, integrated innovation and innovation by assimilation shall be strengthened. In particular, the Company will develop a series of core proprietary technologies in the field of oil & gas exploration and production as well as efficient resource utilisation, so as to improve the Company's overall technological competency.

As a large energy and chemical company, Sinopec will continue the implementation of the HSE management system, attaching importance to resource and environment conservation. Clean production will be achieved through advances in science and technology. More efforts will be done to promote a recycling economy through reinforced management on resource conservation and comprehensive utilisation, with an aim to achieve low consumption, low emission and high efficiency, and to build the Company into a resource-saving and environmental-friendly enterprise. We expect that by 2008, an obvious reduction in fresh water consumption, overall energy consumption and COD emission will be achieved as compared with that in 2005.

The Board and I believe that, with joint efforts of the Board of Directors, the Supervisory Committee, as well as our management and employees, and in pursuit of building up an integrated energy and chemical company with strong competitive edges in the international market, Sinopec Corp. will continue to grow with the strategy of "expanding resources, exploring markets, enhancing competitiveness" that are underpinned by corporate reforms and strive for a balanced and sustainable development, which is the common interest of our shareholders, customers, employees, the society and the Company.






][GRAPHIC OMITTED]
Chen Tonghai
Chairman

Beijing, China
25 August 2006

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2006, the Chinese economy continued to grow at a rapid rate, with a GDP growth rate of 10.9%, and demand for petroleum and petrochemical products kept increasing. According to the Company's statistics, apparent domestic consumption of refined oil products (i.e. gasoline, diesel and kerosene) and consumption of ethylene equivalent increased by 7.1% and 6.3% respectively over that of the same period last year.

During the reporting period, international oil prices kept increasing, and the price of chemical products maintained at high level. Due to the tight control on domestic prices of refined oil products, the price gap between domestic and overseas markets remained wide, despite two upward adjustments on the domestic price. The Company responded flexibly to the changing markets by fully leveraging advantage of integrated business structure, extensively expanding oil & gas resources, accelerating structural adjustments, strengthening the linkage between production and sales, optimising resource allocation and consolidating its dominant position in market. As a result, both the production volume and financial returns maintained stable growth.

1   PRODUCTION AND OPERATIONS

(1) Exploration and Production Segment
    In the first half of 2006, the international crude oil prices kept increasing. The average Brent crude price was USD 66.56 per barrel, representing an increase of 29.49% over that of the first half of 2005. The average crude price realised by the Company during the first half of 2006 was RMB 3,309.71 per tonne, representing an increase of 42.88% over that of the same period last year.

    In the first half of 2006, the Company strengthened its innovation in oil & gas exploration theory and technology, in particular, in the marine facies sedimentation theory and technology, and accelerated exploration. It resulted in a series of important discoveries, represented by the discovery of Puguang Gas Field.

                               [GRAPHIC OMITTED]

                      Trend of International Crude Prices

    In oilfield development and production, by seizing the opportunities of increasing crude oil price, the Company optimised and accelerated construction of new production capacity. A series of major capacity building projects were put into operation. Efforts are also made to stabilise production in mature oil fields by restoring marginal wells and conducting specialised water treatments. As a result, the overall production in mature oilfield improved. In respect of natural gas development, more efforts were made in Daniudi Gas Field in Erdos basin in North China. The preparations for development of Puguang Gas Field in northeast Sichuan Province were accelerated.

    In the first half of 2006, the Company achieved a new record in both oil and gas production, with 140.89 million barrels of crude oil and 126.2 billion cubic feet of natural gas produced, representing a year on year increase of 3.07% and 20.42% respectively.

    Summary of Operations of Exploration and Production Segment



                                                                                     Six-month periods
                                                                                       ended June 30                 Changes
                                                                                    2006              2005               (%)

    Crude oil production (mmbbls) (1)                                             140.89            136.69              3.07
    Natural gas production (bcf)                                                   126.2             104.8             20.42
    Newly added proved reserve of crude oil (mmbbls)                              143.89             85.69             67.92
    Newly added proved reserve of natural gas (bcf) (2)                            175.5             518.1            (66.13)

                                                                              At June 30    At December 31           Changes
                                                                                    2006              2005               (%)

    Proved reserve of crude oil at the end of the reporting period (mmbbls)        3,297             3,294              0.09
    Proved reserve to natural gas at the end of the reporting period(2) (bcf)    3,001.0           2,951.7              1.67



    Note 1: Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet.

    Note 2: Natural gas reserve of Puguang Gas Field is not included.

(2) Refining Segment
    In the first half of 2006, the Company continued to run the refining facilities at full-load and increased refined oil production along with improvement on the overall quality of refined oil products to meet market demands. By fully leveraging on the Ningbo-Shanghai-Nanjing crude oil pipeline and the newly operated Yizheng-Changling crude oil pipeline and optimising resource allocation, the Company achieved cost savings in both crude oil transportation and storage. The Company increased the refining throughput of sour and heavy crude oil in order to reduce purchase cost of crude oil. In addition, the Company strived to increase the production volume of high value-added products through optimised production plan and product mix which resulted in further improvement in both light products yield and overall refining yield.

    Summary of Operations of Refining Segment


                                                                                     Six-month periods
                                                                                       ended June 30                 Changes
                                                                                    2006              2005               (%)

    Crude throughput (million tonnes)                                              71.68             68.08              5.29
       of which:  sour crude throughput (million tonnes)                           17.60             16.87              4.33
    Gasoline, diesel and kerosene output (million tonnes)                          42.73             41.02              4.17
       of which:        Gasoline (million tonnes)                                  11.23             11.32             (0.80)
                        Diesel (million tonnes)                                    28.32             26.31              7.64
                        Kerosene including jet fuel (million tonnes)                3.18              3.39             (6.19)
    Light chemical feedstock (million tonnes)                                      11.47             10.16             12.89
    Light products yield (%)                                                       74.81             74.24   0.57 percentage
                                                                                                                       point
    Overall refining yield (%)                                                     93.73             93.11   0.62 percentage
                                                                                                                       point

    Note:Crude throughput is converted at 1 tonne = 7.35 barrels.

(3) Marketing and Distribution
    In the first half of year 2006, the Company proactively took measures to maintain its position in the market by organising and mobilising resources, making structural adjustments, fully leveraging transportation and storage facilities such as the southwest refined oil pipeline. As a result of improved service-oriented awareness and service quality, both proportion of sales to end customers and annual throughput per station further improved. As a result, the Company's position in the refined oil market continually strengthened. The Company was also active in developing non-fuel businesses, including establishment of a strategic partnership with McDonald's. The customer base for IC fueling cards continued to grow, with an aggregate of over 11 million petrol IC cards issued.

    Summary of Operations of Marketing and Distribution Segment

                                                                                     Six-month periods
                                                                                       ended June 30                 Changes
                                                                                    2006              2005               (%)

    Total domestic sales volume of refined oil
      products (million tonnes)                                                    54.32             50.77              6.99
      of which:         retail volume (million tonnes)35.33                        29.56             19.52
                        direct sales volume (million tonnes)                        9.69             10.39             (6.74)
                        wholesale volume (million tonnes)                           9.30             10.82            (14.05)
    Total No. of service stations                                                 29,198            30,352             (3.80)
      of which:  No. of self-operated service stations                            27,628            26,870              2.82
                 No. of franchised service stations                                1,570             3,482            (54.91)
    Average annual throughput per station (tonne)                                  2,558             2,200             16.27


(4) Chemicals
    In the first half of 2006, the Company fully leveraged the newly built production capacity and strengthened operation management on facilities to ensure safe, stable, sustained, full-load and optimal operation of major facilities. The production of ethylene and other major chemical products, such as synthetic resins, etc., significantly increased. The Company continued to reinforce product mix improvement, with more high value-added products.

    In the first half of 2006, the intensive operations of the Chemical Sales Company and its improved adaptabily to market conditions resulted in a steady growth in the Company's proportion of direct sales, which laid a solid foundation for maximisation of the overall returns of the Chemicals Segment.



    Summary of Production of Major Production of Chemical Operation    Unit: thousand tonnes

                                                Six-month periods
                                                  ended June 30           Changes
                                                2006           2005           (%)

    Ethylene                                   3,031          2,434         24.53
    Synthetic Resin                            4,184          3,528         18.59
    Synthetic fiber monomers and polymers      3,577          3,152         13.48
    Synthetic fiber                              770            756          1.85
    Synthetic rubber                             318            308          3.25
    Urea                                         906            998         (9.22)


    Note: 100% production of two ethylene joint ventures, namely BASF-YPC and Shanghai Secco was included.

2   COST SAVING
    In the first half of 2006, the Company took various measures to reduce costs, such as optimising resource allocation and fully leveraging the modern logistics system to reduce transportation costs, further increasing the throughtput of sour and heavy crude oil to reduce procurement costs, optimising the operation of facilities to reduce material and energy consumption, improving utilisation of oil and water wells and intensifying treatment of heavy viscous oils. In the first half of 2006, the Company effectively saved RMB 1.382 billion in cost. Of the total cost saved, the Exploration and Production Segment, the Refining Segment, the Marketing and Distribution Segment and the Chemicals Segment achieved cost saving of RMB 396 million, RMB 348 million, RMB 287 million and RMB 351 million respectively.

3   CAPITAL EXPENDITURES
    In the first half of 2006, the Company's total capital expenditure was RMB
    30.452 billion. Among which, the capital expenditure for Exploration and Production Segment was RMB 11.676 billion. With the investment, the Company achieved a number of important exploration results through strengthening progressive exploration and preliminary exploration in new blocks. The newly built production capacity of crude oil and natural gas was 2.95 million tonnes per year and 758 million cubic meters per year respectively. The capital expenditure for Refining Segment was RMB 5.121 billion. With the investment, the construction of Yizheng-Changling crude oil pipeline was completed; the refinery projects including Guangzhou, Yanshan and Qingdao Projects made smooth progress. The capital expenditure in Chemicals Segment was RMB 5.93 billion. With the investment, the PX and PTA expansion project in Sinopec Yangzi was completed and commenced production; the second round of Maoming Ethylene revamping project, Fujian Integrated Project and Tianjin ethylene project as well as the fertiliser coal gasification projects were proceeding as planned. The capital expenditure in Marketing and Distribution Segment was RMB 6.685 billion. With the investment, the construction and acquisition of service stations in key areas started to turn in an initial pay-off; with the newly added 353 service stations, the marketing network was further improved. The capital expenditure for Corporate and Others amounted to RMB 1.04 billion.

    In addition, the total capital expenditure for joint ventures amounted to RMB 179 million.

BUSINESS PROSPECTS
Looking into the second half of 2006, China's economy will continue to grow rapidly and demands for petroleum and petrochemical products will increase steadily, while international crude price is expected to remain high. Domestic refineries will face considerable operations pressure, and due to the effects of high raw materials price and other factors, the price of chemical products is expected to remain high. In addition, under China's WTO accession commitment, China will fully open its domestic wholesale market for refined oil products by the end of 2006, which will result in intensified market competition.

Confronted with the complicated market situation, the Company will adopt flexible operating strategies, deepen reforms, strengthen management, optimise resources and make structural adjustments while organising various production and operation activities in the following manner:

In Exploration and Production Segment, the Company will continue to stick to the strategy of resources and endeavor to increase oil and gas production. The Company intends to focus on building production capacity in Tahe Oilfield in western China and Erdos blocks, while taking actions to improve management with an aim of stabilising production and comprehensive adjustment in the mature oilfields, so as to stabilise and increase reserves. The preparation for gas exploration in northeast Sichuan will be accelerated. In the second half of 2006, the Company plans to produce 20.16 million tonnes of crude oil and 3.5 billion cubic meters of natural gas.

In Refining Segment, the Company will adhere to the strategy of diversified sources of crude oil, strive to increase the refining throughput of sour and heavy crude to reduce the procurement cost of crude oil. In addition, the Company will optimise its product mix by increasing the production of value added products such as BTX products to reduce losses and improve returns. In the second half of 2006, the Company plans to process 73.30 million tonnes of crude oil.

In Marketing and Distribution Segment, the Company will closely monitor the market trend, make timely adjustments to operations while making appropriate resource deployment. The modern logistics system will be brought into full play by optimising resource allocation. Operational management will also be strengthened, and sales structure optimised to improve economic returns. In the second half of 2006, the Company will target its total domestic sales volume of refined oil products at 56.0 million tonnes.

In Chemicals Segment, the Company will focus on successful start-up of new facilities and maintain safe and stable operation of the existing facilities. The product mix will also be optimised, and the linkage between production and sales will be strengthened to produce more profitable products to meet robust demand so as to increase profitability. In addition, the Company will fully leverage the specialised operation of the newly established chemical sales company to improve its overall competitiveness. In the second half of 2006, the Company plans to produce 3.03 million tonnes of ethylene.

In the second half of 2006, the Company will continue to adhere to the operation guidelines featuring "reform, adjustment, innovation and development", work hard and aggressively, endeavoring to fulfill the annual production and operation targets, and maintain its good performance.

  MANAGEMENT'S DISCUSSION AND ANALYSIS
  THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PART OF THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION ARE DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

1   CONSOLIDATED RESULTS OF OPERATIONS
    In the first half of 2006, the Company's turnover and other operating revenues were RMB 493.1 billion and the operating profit was RMB 34.2 billion, representing an increase of 33.8% and 1.7% over the same period of 2005 respectively. These results were largely attributable to the significant increase in international crude price and the fact that by seizing the favourable opportunities of steady growth of the domestic economy, the Company proactively developed the market, increased oil and gas production, optimised crude oil processing structure, and increased the production of chemical products and sales of refined oil products.

    The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods:



                                                                                       Six-month periods
                                                                                         ended June 30
                                                                                    2006              2005           Changes
                                                                                         RMB millions                    (%)

    Turnover and other operating revenues                                        493,128           368,454              33.8
       Of which: Turnover                                                        481,988           359,248              34.2
                Other operating revenues                                          11,140             9,206              21.0
    Operating expenses                                                          (458,890)         (334,772)             37.1
       Of which: Purchased crude oil, products, and
                  operating supplies and expenses                               (400,215)         (283,036)             41.4
                Selling, general and administrative expenses                     (16,429)          (15,510)              5.9
                Depreciation, depletion and amortisation                         (16,504)          (15,155)              8.9
                Exploration expenses, including dry holes                         (3,085)           (3,355)             (8.0)
                Personnel expenses                                                (9,197)           (8,536)              7.7
                Employee reduction expenses                                          (48)             (100)            (52.0)
                Taxes other than income tax                                      (12,918)           (8,204)             57.5
                Other operating expenses, net                                       (494)             (876)            (43.6)
    Operating profit                                                              34,238            33,682               1.7
    Net finance costs                                                            (3,142)           (2,566)              22.4
    Investment income and share of profits less losses from associates               578               598              (3.3)
    Profit before taxation                                                        31,674            31,714              (0.1)
    Taxation                                                                     (10,110)           (9,945)              1.7
    Profit for the period                                                         21,564            21,769              (0.9)
    Attributable to: Equity shareholders of the Company                           21,406            19,653               8.9
                 Minority interests                                                  158             2,116             (92.5)


(1) Turnover and other operating revenues
    In the first half of 2006, the Company's turnover and other operating revenues were RMB 493.1 billion, of which turnover was RMB 482.0 billion, representing an increase of 34.2% over the first half of 2005. These results were largely attributable to the increase in international crude oil price, and the Company's effort in expanding sales volume of our petroleum and petrochemical products and optimising our sales and marketing structure. In the first half of 2006, the Company's other operating revenue was RMB 11.1 billion, representing an increase of 21.0% over the first half of 2005. This was mainly due to the increase of raw materials sales to Sinopec Group Company and to third parties during the period.


    The following table lists the Company's external sales volume, average realised prices and the respective rate of changes between the first half of 2006 and the first half of 2005 for the Company's major products:




                                                                                             Average realised price
                                                   Sales Volume                                 (RMB/tonne, RMB/
                                                 (thousand tonnes)                           thousand cubic meters)
                                         Six-month periods           Rate of             Six-month periods           Rate of
                                           ended June 30             changes               ended June 30             changes
                                        2006            2005             (%)            2006            2005             (%)

    Crude oil                            2,710           2,569             5.5           3,290           2,367            39.0
    Natural gas (million cubic meters)   2,600           1,962            32.5             745             658            13.2
    Gasoline                            15,986          14,609             9.4           4,968           4,151            19.7
    Diesel                              35,109          32,571             7.8           4,259           3,514            21.2
    Kerosene, including jet fuel         2,702           3,086           (12.4)          4,301           3,414            26.0
    Basic chemical feedstock             4,941           3,836            28.8           5,336           4,948             7.8
    Synthetic fiber monomers and polymer 1,704           1,412            20.7           8,602           9,026            (4.7)
    Synthetic resin                      3,523           2,898            21.6           9,485           9,144             3.7
    Synthetic fiber                        825             784             5.2          10,723          11,499            (6.7)
    Synthetic rubber                       382             303            26.1          13,911          12,394            12.2
    Chemical fertiliser                    928           1,004            (7.6)          1,699           1,463            16.1




    Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to the refineries owned by Sinopec Group Company and other customers. In the first half of 2006, turnover from crude oil and natural gas that were sold externally by the Exploration and Production Segment amounted to RMB 12.1 billion, representing an increase of 40.3% over the first half of 2005, accounting for 2.5% of the Company's total turnover and other operating revenues. The increase was mainly due to significant increases in crude oil prices as well as the increase in price and sales volume of natural gas.

    The Company's Refining Segment and Marketing and Distribution Segment sell refined oil products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined oil products) to third parties. In the first half of 2006, the external sales revenue of refined oil products by these two segments were RMB 321.8 billion, accounting for 65.3% of the Company's turnover and other operating revenues, representing an increase of 32.0% compared with that in the first half of 2005. The increase was mainly due to the increased prices of refined oil products and our proactive efforts in increasing sales volume, optimisng sales and marketing structure and expanding the markets of other refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 240.6 billion, accounting for 74.8% of the total turnover of refined oil products, representing an increase of 29.6% over the same period in 2005. The turnover of other refined oil products was RMB 81.2 billion, accounting for 25.2% of the total turnover of refined oil products, representing an increase of 39.6% compared with the first half of 2005.

    The Company's external turnover of chemical products was RMB 92.7 billion, accounting for 18.8% of its turnover and other operating revenues, representing an increase of 24.0% compared with the first half of 2005. The increase was mainly due to the fact that the Company utilitised the new production capacity resulting in higher sales volume.

(2) Operating expenses
    In the first half of 2006, the Company's operating expenses were RMB 458.9 billion, representing an increase of 37.1% over the first half of 2005. The operating expenses mainly consisted of the following:

    Purchased crude oil, products and operating supplies and expenses

    The Company's purchase of crude oil, products and operating supplies and expenses were RMB 400.2 billion, representing an increase of 41.4% over the first half of 2005, accounting for 87.2% of the total operating expenses, of which:

    Purchased crude oil expenses was RMB 207.7 billion, representing an increase of 40.1% over the first half of 2005, accounting for 45.3% of the total operating expenses, up by 1.0 percentage point over the first half of 2005.

    To meet the increasing demands in the fast growing Chinese economy, the Company increased its throughput of crude oil purchased externally. In the first half of 2006, the throughput of the Company's crude oil purchased externally was RMB 56.05 million tonnes (excluding amounts processed for third parties), representing an increase of 6.9% compared with the same period in 2005. Average cost for crude oil processed which were purchased externally in the first half of 2006 was RMB 3,706 per tonne (equivalent to USD 62.8 per barrel), representing an increase of 31.1% compared with the first half of 2005.

    In the first half of 2006, the Company's other purchase expenses were RMB
    192.5 billion, representing an increase of 42.8% over the first half of 2005, accounting for 42.0% of the total operating expenses. The increase was mainly due to the increased costs of purchased refined oil products and chemical feedstock externally.

    Selling, general and administrative expenses

    In the first half of 2006, the Company's selling, general and administrative expenses totalled RMB 16.4 billion, representing an increase of 5.9% over the first half of 2005. This increase was mainly due to the increased operating leases charges, research and development costs, natural resources compensation fees, and costs of supporting units.

    Depreciation, depletion and amortisation

    In the first half of 2006, the Company's depreciation, depletion and amortisation were RMB 16.5 billion, representing an increase of 8.9% compared with the first half of 2005. The increase was mainly due to the additions of fixed assets.

    Exploration expenses

    In the first half of 2006, the Company's exploration expenses were RMB 3.1 billion, representing a decrease of 8.0% compared with the first half of 2005. This was mainly due to the decrease of geological and geophysical exploration expenses.

    Personnel expenses

    In the first half of 2006, the Company's personnel expenses were RMB 9.2 billion, representing an increase of 7.7% compared with the first half of 2005. The increase was largely due to the remuneration reforms initiated by the Company in the second half of 2005.

    Employee reduction expenses

    In the first half of 2006, in accordance with the Company's voluntary employee reduction plan, the Company recorded employee reduction expenses of approximately RMB 50 million relating to the reduction of approximately 1,000 employees.

    Taxes other than income tax

    In the first half of 2006, the Company's taxes other than income tax were RMB 12.9 billion, representing an increase of 57.5% over the first half of 2005. The increase was mainly attributable to the accrual of RMB 3.7 billion as special oil income levy imposed by the Chinese government effect from 26 March 2006, and an increase of RMB 740 million in consumption tax as a result of the increase in sales volume of gasoline and diesel and the increase in the number of items subject to consumption taxes.

    Other operating expenses, net

    In the first half of 2006, the Company's other operating expenses, net were RMB 0.5 billion, representing a decrease of 43.6% compared with the first half of 2005. This was mainly due to the decrease in the impairment losses on long-lived assets.

(3) Operating profit
    In the first half of 2006, the Company's operating profit was RMB 34.2 billion, representing an increase of 1.7% over the first half of 2005.

(4) Net finance costs
    In the first half of 2006, the Company's net finance costs were RMB 3.1 billion, representing an increase of 22.4% compared with the first half of 2005, which was mainly due to the increase of crude oil price and expanded scale of operation, leading to an increase in short term loan as a result of more capital being employed by operating activities such as purchase of inventories.

(5) Profit before tax
    In the first half of 2006, the Company's profit before tax was RMB 31.7 billion, representing a decrease of 0.1% over the first half of 2005.

(6) Taxation
    In the first half of 2006, the Company's income tax was RMB 10.1 billion, representing an increase of 1.7% over the first half of 2005.

(7) Profit attributable to minority interests
    In the first half of 2006, the Company's profit attributable to minority interests were RMB 0.2 billion, representing a decrease of 92.5% compared with the first half of 2005. The decrease was mainly as a result of acquisition of minority interests of the five subsidiaries by the Company.

(8) Profit attributable to equity shareholders of the Company
    In the first half of 2006, the Company's profit attributable to equity shareholders of the Company was RMB 21.4 billion, representing an increase of 8.9% over the first half of 2005.

2   DISCUSSION ON RESULTS OF SEGMENT OPERATION
    The Company divides its operations into four business segments, namely Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment, and Corporate and Others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues of the segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.



                                                                        As a percentage of               As a percentage of
                                                                      consolidated operating           consolidated operating
                                                                    revenue before elimination        revenue after elimination
                                         Operating revenues           of inter-segment sales           of inter-segment sales
                                          Six-month periods              Six-month periods                Six-month periods
                                            ended June 30                  ended June 30                    ended June 30
                                        2006            2005            2006            2005            2006            2005
                                            RMB millions                        (%)                              (%)
Exploration and Production Segment
    External Sales(1)                 16,855          12,278             2.1             2.0             3.4             3.3
    Inter-segment sales               53,362          35,745             6.6             5.9
    Operating revenue                 70,217          48,023             8.7             7.9
Refining Segment
    External sales(1)                 51,012          38,934             6.3             6.4            10.3            10.6
    Inter-segment sales              220,301         172,035            27.1            28.4
    Operating revenue                271,313         210,969            33.4            34.8
Marketing and Distribution Segment
    External sales(1)                273,435         207,296            33.7            34.1            55.4            56.2
    Inter-segment sales                1,962           1,320             0.2             0.2
    Operating revenue                275,397         208,616            33.9            34.3
Chemicals Segment
    External sales(1)                 96,248          77,681            11.8            12.8            19.5            21.1
    Inter-segment sales                5,271           8,335             0.6             1.4
    Operating revenue                101,519          86,016            12.4            14.2
Corporate and Others
    External sales(1)                 55,578          32,265             6.9             5.3            11.4             8.8
    Inter-segment sales               38,335          21,228             4.7             3.5
    Operating revenue                 93,913          53,493            11.6             8.8
Operating revenue before elimination
   of inter-segment sales            812,359         607,117           100.0           100.0
Elimination of inter-segment sales  (319,231)       (238,663)
Consolidated operating revenue       493,128         368,454                                           100.0           100.0



Note 1:  Including other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from the first half of 2005 to 2006.

                                     Six-month periods ended June 30   Rate of
                                         2006              2005        changes
                                              RMB millions                 (%)

Exploration and Production Segment
    Operating revenues                 70,217            48,023           46.2
    Operating expenses                 36,873            30,228           22.0
    Operating profit                   33,344            17,795           87.4
Refining Segment
    Operating revenues                271,313           210,969           28.6
    Operating expenses                287,923           212,265           35.6
    Operating profit/(loss)           (16,610)           (1,296)       1,181.6
Marketing and Distribution Segment
    Operating revenues                275,397           208,616           32.0
    Operating expenses                264,636           201,973           31.0
    Operating profit                   10,761             6,643           62.0
Chemicals Segment
    Operating revenues                101,519            86,016           18.0
    Operating expenses                 94,321            75,201           25.4
    Operating profit                    7,198            10,815          (33.4)
Corporate and others
    Operating revenues                 93,913            53,493           75.6
    Operating expenses                 94,368            53,768           75.5
    Operating profit/(loss)              (455)             (275)          65.5

(1) Exploration and Production Segment
    Most of the crude oil and a small portion of the natural gas produced by the Exploration and Production Segment were used for the Company's refining and chemicals operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold to refineries owned by Sinopec Group Company and third party customers.

    In the first half of 2006, the operating revenues of this segment were RMB
    70.2 billion, representing an increase of 46.2% over the first half of 2005, which was mainly due to the increase in the sales volume and realised price of crude oil compared with the first half of 2005.

    In the first half of 2006, this segment sold 18.73 million tonnes of crude oil and 2.72 billion cubic meters of natural gas, representing an increase of 4.2% and 36.2% respectively compared with those in the first half of 2005. The average realised price of crude oil was RMB 3,310 per tonne (equivalent to USD 58.1/barrel), representing an increase of 42.9% over the first half of 2005. The average realised price of natural gas was RMB 748 per thousand cubic meters, representing an increase of 13.3% over the first half of 2005.

    In the first half of 2006, the operating expenses of this segment were RMB
    36.9 billion, representing an increase of 22.0% over the first half of 2005. The increase was mainly due to the following reasons:

    The increase of RMB 3.7 billion in special oil income levy which was imposed by the government since 26 March 2006.

    The increase of RMB 500 million in taxes associated with the increased sales volume and price of crude oil compared with the first half of 2005.

    The increase of RMB 1.1 billion in other operating expenses
    (other operating revenue also increased by RMB 1.1 billion), primarily due to the increase in sales of materials compared with the first half of 2005.

    The increase of RMB 1 billion in depreciation, depletion and amortisation mainly resulted from the increase in depreciation charge on newly acquired assets.

    In the first half of 2006, in response to the rise of international crude oil prices, the Company seized this opportunity to increase production of crude oil through utilising marginal reserves and enhancing recovery activities. It resulted an increase in lifting cost of crude oil and natural gas by 12.4% from RMB 410 per tonne (equivalent to USD 6.98 per barrel) to RMB 461 per tonne (equivalent to USD 8.09 per barrel) compared with the first half of 2005.

    In the first half of 2006, this segment's operating profit was RMB 33.3 billion, representing an increase of 87.4% over the first half of 2005.

(2) Refining Segment
    The business activities of the Refining Segment consist of purchasing crude oil from the Exploration and Production Segment and third parties, processing crude oil into petroleum products, selling of gasoline, diesel and kerosene including jet fuel to the Marketing and Distribution Segment and selling of other petroleum products to domestic and overseas customers.

    In the first half of 2006, this segment's operating revenues were RMB 271.3 billion, representing an increase of 28.6% over the first half of 2005. The increase was mainly due to the increase in the realised prices and sales volumes of various refined oil products.

    The following table sets forth the sales volumes, average realised prices and the rate of changes of the Company's major refined oil products of the segment from the first half of 2005 and the first half of 2006.



                                                  Sales Volume                               Average realised price
                                                (thousand tonnes)                                  (RMB/tonne)
                                         Six-month periods           Rate of             Six-month periods           Rate of
                                           ended June 30             changes               ended June 30             changes
                                        2006            2005             (%)            2006            2005             (%)

    Gasoline                          10,651          10,323             3.2           4,282           3,451            24.1
    Diesel                            28,140          25,792             9.1           3,782           3,218            17.5
    Chemical feedstock                13,035          12,781             2.0           4,405           3,456            27.5
    Other refined oil products        17,174          16,263             5.6           3,466           2,846            21.8



    In the first half of 2006, the sales revenues of gasoline by the segment were RMB 45.6 billion, representing an increase of 28.0% over the first half of 2005, accounting for 16.8% of this segment's operating revenues.

    In the first half of 2006, the sales revenues of diesel by the segment were RMB 106.4 billion, representing an increase of 28.2% over the first half of 2005, accounting for 39.2% of this segment's operating revenues.

    In the first half of 2006, the sales revenues of chemical feedstock by the segment were RMB 57.4 billion, representing an increase of 30.0% over the first half of 2005, accounting for 21.2% of this segment's operating revenues. The extent of increase in the sales revenues of chemical feedstock was higher than that in the sales revenues of gasoline and diesel, which was mainly due to tight domestic control over gasoline and diesel prices, which resulted in smaller price increase in gasoline and diesel than that in chemical feedstock.

    In the first half of 2006, the sales revenues of refined oil products other than gasoline, diesel and chemical feedstock were RMB 59.5 billion, representing an increase of 28.5% over the first half of 2005, accounting for 21.9% of this segment's operating revenues.

    In the first half of 2006, this segment's operating expenses were RMB 287.9 billion, representing an increase of 35.6% over the first half of 2005, which was primarily due to the increase in crude oil price and its refining throughput.

    In the first half of 2006, the average cost of crude oil processed was RMB 3,654 per tonne (approximately USD 61.95/barrel), representing an increase of 33.1% over the first half of 2005. Refining throughput was 70.23 million tonnes (excluding amounts processed for third parties), representing an increase of 6.6% over the first half of 2005. In the first half of 2006, the total costs of crude oil processed were RMB 256.6 billion, representing an increase of 41.9%, accounting for 89.1% of the segment's operating expenses, up by 3.9 percentage points over the first half of 2005.

    In the first half of 2006, although international crude oil prices remaining at a higher level, the Chinese government continued to implement tight control over domestic prices of refined oil products. As a result, the Refining Segment recorded a negative refining margin of RMB 93 per tonne (equivalent to negative USD 1.57 per barrel) (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax divided by the throughput of crude oil and refining feedstock), representing a decrease of RMB 234 per tonne (equivalent to USD
    3.89 per barrel) compared with RMB 141 per tonne (equivalent to USD 2.32 per barrel) in the first half of 2005.

    In the first half of 2006, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax, other operating expenses; and divided by the throughput of crude oil and refining feedstock) was RMB 118 per tonne (equivalent to USD 2.00 per barrel), which was consistent with the first half of 2005.

    In the first half of 2006, operating loss of this segment was RMB 16.6 billion, representing a increase of RMB 15.3 billion in operating loss over the first half of 2005.

(3) Marketing and Distribution Segment
    The business of Marketing and Distribution Segment includes purchasing refined oil products from the Refining Segment and third parties, conducting wholesale and direct sale to domestic users, and retailing, distributing refined oil products through the segment's retail and distribution network, as well as providing services related to product sales.

    In the first half of 2006, the operating revenues of this segment were RMB
    275.4 billion, up by 32.0% over the first half of 2005. The increase was mainly due to the increases in sales volume and prices of refined oil products and the continuous optimisation of the sales structure, which further increased the retail proportion of gasoline and diesel.

    In the first half of 2006, the operating revenues from sales of gasoline and diesel were RMB 230.6 billion, accounting for 83.7% of the operating revenues of this segment. The percentage of retail sales volume of gasoline and diesel in the total sales volume of gasoline and diesel increased from 56.8% in the first half of 2005 to 62.8% in the first half of 2006, representing an increase of 6 percentage points. The percentage of sales volume of gasoline and diesel by direct sales in the total sales volume decreased from 20.0% in the first half of 2005 to 17.7% in the first half of 2006, representing a decrease of 2.3 percentage points. The percentage of wholesale volume in the total sales volume of gasoline and diesel decreased from 23.3% in the first half of 2005 to 19.6% in the first half of 2006, representing a decrease of 3.7 percentage points.

    The following table sets forth the sales volumes, average realised prices, and respective rate of changes of the four product categories in the first half of 2005 and 2006, including detailed information of different sales channels for gasoline and diesel:



                                              Sales volume                               Average realised price
                                                (thousand tonnes)                                  (RMB/tonne)
                                         Six-month periods           Rate of             Six-month periods           Rate of
                                           ended June 30             changes               ended June 30             changes
                                        2006            2005             (%)            2006            2005             (%)

    Gasoline                          16,045          14,660             9.4           4,967           4,150            19.7
       Of which: Retail               11,543          10,040            15.0           5,078           4,293            18.3
                 Direct sales          1,576           1,429            10.3           4,745           3,904            21.5
                 Wholesale             2,926           3,191            (8.3)          4,650           3,810            22.0
    Diesel                            35,454          32,866             7.9           4,256           3,510            21.3
       Of which: Retail               20,778          16,935            22.7           4,310           3,635            18.6
                 Direct sales          7,528           8,057            (6.6)          4,397           3,501            25.6
                 Wholesale             7,148           7,874            (9.2)          3,952           3,249            21.6
    Kerosene                           2,684           3,058           (12.2)          4,300           3,412            26.0
    Fuel oil                           7,308           6,459            13.1           2,989           2,099            42.4



    In the first half of 2006, the operating expenses of the segment were RMB
    264.6 billion, representing an increase of 31.0% compared with that in the first half of 2005, mainly due to increase of procurement costs, of which purchasing costs of gasoline and diesel were RMB 208.8 billion, representing an increase of 31.3% over that in the first half of 2005, and accounted for 78.9% of the segment's operating expenses. In the first half of 2006, average purchase prices of gasoline and diesel increased by 25.2% and 18.7% respectively, compared with that in the first half of 2005, to RMB 4,390 per tonne and RMB 3,885 per tonne respectively. The purchasing volume of gasoline and diesel increased by 9.4% and 7.9% respectively, compared with that in the first half of 2005, to 16.04 million tonnes and
    35.45 million tonnes respectively.

    In the first half of 2006, the segment's cash operating cost per tonne of refined oil products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortisation, and divided by the sales volume) was RMB 149.75 per tonne, representing a decrease of 0.1% compared with that in the first half of 2005.

    In the first half of 2006, the Marketing and Distribution Segment's operating profit was RMB 10.8 billion, representing an increase of 62.0% compared with the first half of 2005.

(4) Chemicals Segment
    The business activities of the Chemicals Segment include purchasing chemical feedstock from the Refining Segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

    In the first half of 2006, operating revenues of the Chemicals Segment were RMB 101.5 billion, representing an increase of 18.0% over the first half of 2005, which was primarily due to the increase in sales volume and prices of major chemical products.

    The sales revenue mainly generated from the Company's six categories of chemical products (i.e. basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber monomers and polymers, synthetic fiber and chemical fertiliser) totaled approximately RMB 94.1 billion, representing an increase of 25.0% over the first half of 2005, and accounted for 92.7% of the operating revenues of this segment.

    The following table lists the sales volumes, average realised price and rates of change of each of these six categories of chemical products of this segment in the first half of 2005 and 2006.




                                                    Sales volume                               Average realised price
                                                  (thousand tonnes)                                  (RMB/tonne)
                                            Six-month periods           Rate of             Six-month periods           Rate of
                                             ended June 30             changes               ended June 30             changes
                                            2006            2005             (%)            2006            2005             (%)

    Basic organic chemicals                5,625           4,454            26.3           5,262           4,885             7.7
    Synthetic fiber monomers and polymers  1,715           1,420            20.8           8,595           9,018            (4.7)
    Synthetic resin                        3,636           2,899            25.4           9,318           9,144             1.9
    Synthetic fiber                          825             784             5.2          10,726          11,499            (6.7)
    Synthetic rubber                         397             303            31.0          13,848          12,393            11.7
    Chemical fertiliser                      928           1,005            (7.7)          1,706           1,463            16.6



    In the first half of 2006, operating expenses of the Chemicals Segment were RMB 94.3 billion, representing an increase of 25.4% over the first half of 2005. The increase was primarily due to increase in the price of feedstock as well as increased expenses for various raw materials and ancillary materials associated with the significant increased production of chemical products. Of which:

     The purchasing costs for raw materials, operating supplies and other related expenses increased by approximately RMB 19.5 billion compared with the first half of 2005 was mainly due to the increase in the consumption of raw materials and ancillary materials and rise in their unit prices. Of which, the consumption of naphtha increased by 930 thousand tonnes, and the unit cost of raw materials increased by RMB 931 per tonne to RMB 4,512 per tonne in the first half of 2006 when compared with the same period of 2005.

In the first half of 2006, operating profit of Chemicals Segment was RMB 7.2 billion, representing a decrease of 33.4% over the first half of 2005. The percentage of operating profit of the Chemicals Segment in the Company's total operating profit decreased from 32.1% in the first half of 2005 to 21.0% in the first half of 2006, representing a decrease of 11.1%.

(5) Corporate and Others
    The business activities of corporate and others mainly consist of import and export business activities of the subsidiaries, research and development activities of the Company, and managerial activities of its headquarters.

    In the first half of 2006, the operating revenues generated from corporate and others was RMB 93.9 billion, representing an increase of 75.6% over the first half of 2005. The increase was largely as a result of increased revenues generated by its trading companies through increased trading volume in importing and exporting of crude oil and refined oil products and other business transactions.

    In the first half of 2006, the operating expenses were RMB 94.4 billion, representing an increase of 75.5% over the first half of 2005. This increase was mainly due to the increase in the purchasing costs of its trading subsidiaries associated with the increase in its operating revenue.

    In the first half of 2006, the operating losses were RMB 0.5 billion, representing an increase in losses by RMB 0.2 billion compared with that in the first half of 2005.

3   ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

(1) Assets, liabilities, and equity Units: RMB millions

                                  At June 30,   At December 31,
                                         2006              2005       Changes

    Total assets                      586,915           537,321        49,594
       Current assets                 165,170           145,291        19,879
       Non-current assets             421,745           392,030        29,715
    Total liabilities                 329,729           284,325        45,404
       Current liabilities            215,165           170,649        44,516
       Non-current liabilities        114,564           113,676           888
    Total equity attributable to the
       equity shareholders of the
       Company                        237,159           223,556        13,603
       Share capital                   86,702            86,702            --
       Reserves                       150,457           136,854        13,603
    Minority interests                 20,027            29,440        (9,413)
    Total equity                      257,186           252,996         4,190


    At 30 June 2006, the Company's total assets were RMB 586.9 billion, representing an increase of RMB 49.6 billion compared with that at the end of 2005, of which:

     The current assets increased by RMB 19.9 billion from those at the end of 2005 to RMB 165.2 billion. The change was mainly due to the increase in inventories by RMB 16.4 billion during the first half of 2006, of which, crude oil and other feedstock increased by RMB 10.5 billion, and finished goods increased by RMB 5.1 billion. In the first half of 2006, with significant increase in the income from principal operations, trade accounts receivable and bills receivable increased by RMB 3.6 billion, prepaid expenses and other current assets increased by RMB 3.8 billion. The Company also further reinforced the centralised fund management and, as a result, cash and cash equivalents and time deposits decreased by RMB 4 billion.

     The non-current assets increased by RMB 29.7 billion from those at the end of 2005 to RMB 421.7 billion. The change was primarily attributable to additions of property, plant and equipment and construction in progress of RMB 15.8 billion which were in line with the annual investment plan, and the increase in goodwill of RMB 11.7 billion due to privatisations of subsidiaries.

    At 30 June 2006, the Company's total liabilities were RMB 329.7 billion, representing an increase of RMB 45.4 billion compared with that at the end of 2005, of which:

     The current liabilities increased by RMB 44.5 billion from those at the end of 2005 to RMB 215.2 billion. Such increases were mainly caused by an increase of RMB 31.3 billion in short term debts due to expansion of production and operations, and the increase in other payables of RMB 12.7 billion (which primarily include an increase of RMB 5 billion in other payables to the Sinopec Group Company and fellow subsidiaries, and an increase of RMB 3.7 billion in special oil income levy payable).

     The non-current liabilities increased by RMB 0.9 billion from those at the end of 2005 to RMB 114.6 billion. This was mainly due to increase in long-term loans as a result of the implementation of investment projects.

    At 30 June 2006, the Company's total equity attributable to equity shareholders of the Company was RMB 237.2 billion, representing an increase of RMB 13.6 billion compared with that at the end of 2005, which was due to increase of reserves.

(2) Cash Flow
    In the first half of 2006, cash and cash equivalents decreased by RMB 3.8 billion from RMB 13.7 billion as at 31 December 2005 to RMB 9.9 billion as at 30 June 2006.

    The following table sets forth the major items on the consolidated cash flow statements for the first half of 2006 and the first half of 2005.


                                                                                   Units: RMB millions

                                                               Six-month periods
                                                                 ended June 30
    Major items of cash flows                                  2006              2005           Changes

    Net cash flow from operating activities                  21,478            21,082               396
    Net cash flow from investing activities                 (54,327)          (31,400)          (22,927)
    Net cash flow from financing activities                  29,050             7,553            21,497
    Net decrease in cash and cash equivalents                (3,799)           (2,765)           (1,034)

    Net cash flow from operating activities was RMB 21.5 billion.

    Mainly due to: In the first half of 2006, profit before taxation was RMB
    31.7 billion, after adjusting the non-cash expense and non-operating activities items by RMB 20.6 billion, mainly including depreciation, depletion and amortisation of RMB 16.5 billion, interest expenses of RMB
    3.5 billion, and the dry holes costs of RMB 1.4 billion.

    Operating profit before changes in working capital was RMB 52.3 billion. After deducting cash outflow caused by increase in inventory, such as crude oil, of RMB 15.6 billion, and cash outflow from changes in operating receivables, payables and other assets of RMB 600 million, cash generated from operations was RMB 36.1 billion. Upon deduction of cash outflows due to payment of income tax of RMB 11.2 billion and payment of interest of RMB
    3.4 billion, the net cash generated from operating activities was RMB 21.5 billion.

    Net cash used in investing activities was RMB 54.3 billion, which was mainly used for:

    The Company's capital expenditure of RMB 27.2 billion;

    Acquisitions of subsidiaries' minority interests of RMB 22 billion;

    Exploratory wells expenditure of RMB 3.4 billion.

    Net cash flow generated from financing activities was RMB 29.1 billion. This was mainly derived from increase in bank loans.

(3) Contingent Liability
    At 30 June 2006, the amount of guarantees provided by the Company in respect of banking facilities granted to associates amounted to approximately RMB 95 million.

4   CAPITAL EXPENDITURES
    Please refer to "Capital Expenditure" in the section headed "Business Review and Prospects".

5   ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING
    RULES AND REGULATIONS
    The major differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS are set out in Section (C) of the financial statements of the Company on page 110 to page 111 of this report.

    The following table sets forth each of its segments' income from principal operations, cost of sales, sales taxes and surcharges and profit from principal operations, as prepared under the PRC Accounting Rules and
    Regulations:

                                                             Six-month periods
                                                              ended June 30
                                                            2006       2005
                                                      RMB millions  RMB millions
    Income from principal operations
       Exploration and Production Segment                 65,497      44,396
       Refining Segment                                  268,982     209,118
       Marketing and Distribution Segment                275,115     208,083
       Chemicals Segment                                  97,944      83,066
       Others                                             93,681      53,248
       Elimination of inter-segment sales               (319,231)   (238,663)
       Consolidated income from principal operations     481,988     359,248
    Cost of sales, sales taxes and surcharge
       Exploration and Production Segment                 24,457      17,920
       Refining Segment                                  284,044     208,147
       Marketing and Distribution Segment                253,015     190,761
       Chemicals Segment                                  87,039      68,283
       Others                                             92,217      52,619
       Elimination of costs of inter-segment sales      (318,556)   (236,345)
       Consolidated costs, sales taxes and surcharge     422,216     301,385
    Profit from principal operations
       Exploration and Production Segment                 39,647      23,738
       Refining Segment                                  (14,344)      1,391
       Marketing and Distribution Segment                 22,100      17,322
       Chemicals Segment                                  10,905      14,783
       Others                                              1,464         629
       Consolidated profit from principal operations      59,772      57,863
    Consolidated net profit                               20,679      18,044

    Profit from principal operations: In the first half of 2006, the realised profit from principal operations by the Company was RMB 59.8 billion, representing an increase of RMB 1.9 billion. This increase was mainly due to the significant increase in international crude oil prices and all efforts the company made, following the pace of the steady growth of the domestic economy, in expanding the market proactively, expanding production volume of crude oil and natural gas, optimising crude oil processing structure, increasing production of chemicals and increasing sales volume of refined oil products.

    Net profit: In the first half of 2006, the Company's net profit was RMB
    20.7 billion, representing an increase of RMB 2.6 billion, or 14.6% over the first half of 2005.

    Financial data prepared under the PRC Accounting Rules and Regulations:

                                   At June 30    At December 31
                                         2006              2005        Changes
                                 RMB millions      RMB millions

    Total assets                      568,888           520,572         48,316
    Long-term liabilities             108,516           107,774            742
    Shareholder's funds               228,510           215,623         12,887

    Analysis of changes:

    Total assets: As at 30 June 2006, the Company's total assets were RMB 568.9 billion, representing an increase of RMB 48.3 billion compared with that at the end of 2005. The change was mainly because of an increase of RMB 15.2 billion in fixed assets, in addition, the increase of RMB 19.5 billion in current assets caused by the increase in inventory of crude oil, refined oil products and other items in response to the increase of production volume and price and the increase of RMB 13.2 billion in long term equity investments mainly due to acquisitions of minority interests of subsidiaries.

    Long-term liabilities: As at 30 June 2006, the Company's long-term liabilities were RMB 108.5 billion, representing an increase of RMB 0.7 billion compared with that at the end of 2005.

    Shareholders' equity: As at 30 June 2006, the shareholders' equity of the Company were RMB 228.5 billion, representing an increase of RMB 12.9 billion compared with that at the end of 2005. The change was mainly as a result of (1) a realised net profit of RMB 20.7 billion in the first half of 2006; and (2) final dividend of RMB 7.8 billion for 2005 declared in the first half of 2006.

6 SIGNIFICANT DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER IFRS AND US GAAP
    The significant differences between the Company's financial statements prepared under IFRS and US GAAP are set out in Section (D) of the financial statements of the Company on page 112 to page 114 of this report.

SIGNIFICANT EVENTS

1   CORPORATE GOVERNANCE
    During the reporting period, Sinopec Corp. further strengthened corporate governance practices in accordance with domestic and overseas regulations and circumstances of the Company; members of the Third Session of the Board of Directors and the Third Session of the Supervisory Committee were elected, senior management was also appointed; the new members of the Board of Directors, Supervisory Committee and senior management systematically studied relevant domestic and overseas securities rules and regulations; the Articles of Association and its appendices were further amended and revised; the revised internal control system and detailed implementing rules came into full effect.

2   COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES
    During the reporting period, Sinopec Corp. complied with all the requirements of the Code of Corporate Governance Practices, Appendix 14 to the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited.

3 ELECTION OF THE MEMBERS OF THE THIRD SESSION OF THE BOARD OF DIRECTORS AND THE THIRD SESSION OF THE SUPERVISORY COMMITTEE AND APPOINTMENT OF SENIOR MANAGEMENT The term of the Second Session of the Board of Directors and the Second Session of the Supervisory Committee ended in the first half of 2006. At the annual general meeting of shareholders for 2005 held on 24 May 2006 ("2005 Annual General Meeting"), members of the Third Session of the Board of Directors and Third Session of the Supervisory Committee were elected, and at the first meeting of the Third Session of the Board of Directors held on 24 May 2006, senior management was appointed. Please refer to the Section titled "Directors, Supervisors and Other Senior Management" for the name list of the members of the Third Session of the Board of Directors, the Third Session of the Supervisory Committee and the newly appointed senior management.

4   AMENDMENT TO THE ARTICLES OF ASSOCIATION
    Amendments to the Articles of Association of Sinopec Corp. and its appendices were approved at the 2005 Annual General Meeting. For further details, please refer to the circular mailed to holders of H shares on 4 April 2006 as well as the proceedings of the 2005 Annual General Meeting posted by Sinopec Corp. on the website of the Shanghai Stock Exchange (www.sse.com.cn).

5 DIVIDEND DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2005 AND INTERIM DIVIDEND DISTRIBUTION PLAN FOR THE SIX-MONTH PERIOD ENDED 30
    JUNE 2006

    (1)Dividend distribution for the year ended 31 December 2005
       As approved at the 2005 Annual General Meeting of Sinopec Corp, a final cash dividend of RMB 0.09 (inclusive of tax) per share for the year ended 31 December 2005 was distributed, which amounted to an aggregate of RMB 7.803 billion. On 30 June 2006, Sinopec Corp. distributed the 2005 year end dividend to shareholders whose names appeared on the register of members of Sinopec Corp. on 16 June 2006.

       For the year 2005, total cash dividend of RMB 0.13 (inclusive of tax) per share was distributed, and the total cash dividend amounted to RMB
       11.271 billion.

     (2)Interim dividend distribution plan for the six-month period ended 30 June 2006 According to the provisions of the Articles of Association of Sinopec Corp., the interim dividend distribution plan for the six-month period ended 30 June 2006 was approved at the third meeting of the Third Session of the Board of Directors. An interim cash dividend of RMB 0.04 (inclusive of tax) per share will be distributed based on the total number of shares of 86,702.439 million as at 30 June 2006. The total cash dividend amounts to RMB 3.468 billion.

       The interim dividend will be distributed on or before Thursday, 28 September 2006 to the shareholders whose names appear on the register of members of Sinopec Corp. on Wednesday, 13 September 2006.

       To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17/F., Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer, no later than 4:00pm on Tuesday, 12 September 2006. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 13 September 2006 to Tuesday, 19 September 2006 (both dates inclusive).

       Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Hong Kong dollar to Renminbi published by the People's Bank of China during the week prior to the date of declaration of dividends, being Friday, 25 August 2006.

6 THE DISCOVERY OF LARGE-SCALE MARINE FACIES GAS FIELD -- PUGUANG GAS FIELD The Company discovered the largest and most abundant marine facies natural gas field - Puguang Gas Field -- in northeast Sichuan Province. According to the appraisal undertaken by the Mineral Resource Reserve Evaluation Center under the Ministry of Land and Resources, reserve in Puguang Gas Field is estimated to be 251.071 billion cubic meters, with technically recoverable reserve of 188.304 billion cubic meters. Puguang Gas Field meets the conditions for commercial development.

7 THE TRANSFER OF STATE OWNED SHARES TO SINOPEC GROUP COMPANY. FROM CHINA ORIENT ASSET MANAGEMENT CORPORATION, CHINA CINDA ASSET MANAGEMENT CORPORATION AND CHINA DEVELOPMENT BANK During the reporting period, China Orient Asset Management Corporation ("China Orient"), China Cinda Asset Management Corporation ("Cinda") and China Development Bank ("CDB"), all of which are shareholders of Sinopec Corp., entered into equity transfer agreements with Sinopec Group Company on 29 April 2006, 6 June 2006 and 17 August 2006 respectively, pursuant to which China Orient, Cinda and CDB respectively transferred 1,296.41 million (approximately 1.5% of the total shares of Sinopec Corp.), 2,848,886,224 (approximately 3.3% of the total shares of Sinopec Corp.) and 632.57 million (approximately 0.7% of the total shares of Sinopec Corp.) state-owned shares to Sinopec Group Company. The respective total cash considerations of RMB 3,150,276,300.00, RMB 7,207,682,100.00, and RMB 1,537,145,100.00 will be paid to China Orient,
    Cinda and CDB by China Petrochemical Corporation. The equity transfer agreement with China Orient has been approved by the State-owned Assets Supervision and Administration Commission ("SASAC") and the Ministry of Finance. The equity transfer agreement with Cinda has been approved by SASAC but is pending approval by the Ministry of Finance while the equity transfer agreement with CDB is pending approval by SASAC and the Ministry of Finance.

8   INCREASE OF EQUITY INVESTMENT IN SINOPEC FINANCE COMPANY LIMITED
    On 31 March 2006, Sinopec Corp. and Sinopec Group Company entered into an arrangement ("Arrangement") with Sinopec Finance Co., Ltd. ("Sinopec Finance"), under which, the registered capital of Sinopec Finance increased to RMB 6 billion from RMB 2.5 billion. Sinopec Corp. and Sinopec Group Company injected RMB 1,602.3 million and 897.7 million respectively into Sinopec Finance. Upon completion of the Arrangement, the equity holding of Sinopec Corp. in Sinopec Finance increased to 49% from 38.22%, while the equity holding of Sinopec Group Company in Sinopec Finance increased to 51% from 61.78%. Please refer to the relevant announcements published in the China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 3 April 2006 for details.

9   SPECIAL OIL INCOME LEVY
    The Chinese government imposed a special oil income levy on the revenue derived from the sales of domestically produced crude oil by any company engaged in oil exploration and production at a price which exceeds a certain level starting from 26 March 2006. The special oil income levy system consists of 5 levels and will be calculated and charged according to the progressive ad valorem rates on the excess amounts. The levy will be calculated on a monthly basis and charged and collected on a quarterly basis. The applicable level of the special oil income levy will be determined based on the weighted average price of the crude oil sold in a particular month. The level of levy will be determined based on US dollar per barrel which starts at US$ 40 per barrel. Please refer to the relevant announcements published in the China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 4 April 2006 for details.

10  ISSUANCE OF CORPORATE BONDS AND INTEREST PAYMENT
    On 24 February 2004, Sinopec Corp. issued RMB 3.5 billion corporate bond in the domestic market with a term of 10 years, AAA credit rating, carrying a fixed coupon rate of 4.61%. On 28 September 2004, the said corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and Hong Kong Economic Times and South China Morning Post in Hong Kong on 24 February 2004 and 28 September 2004. On 24 February 2006, Sinopec Corp. paid the full amount of coupon interest for the second interest payment year.

11  ISSUANCE OF SHORT-TERM COMMERCIAL PAPER
    On 19 September 2005, Sinopec Corp. convened the first extraordinary general meeting of shareholders for 2005, at which a special resolution was passed for issuance of short-term commercial paper. For details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and Hong Kong Economic Times and South China Morning Post in Hong Kong on 20 September 2005. 2006 first tranche of commercial paper with a term of 183 days, carrying a rate of 2.668% was issued on 16 May 2006 to institutional investors in China's inter-bank commercial paper market, totaling RMB 10 billion at face value.

12 THE TRANSFER OF STATE-OWNED LEGAL PERSON SHARES OF CHINA PHOENIX HELD BY SINOPEC CORP.
    On 18 October 2005, Sinopec Corp. and China Changjiang National Shipping (Group) Corporation ("Changhang Group") entered into a equity transfer agreement, under which, Sinopec Corp. agreed to transfer to Changhang Group a total of 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix) and repurchase the operating assets of China Phoenix. For further details, please refer to the "Report on Changes of Shareholdings in Sinopec Wuhan Phoenix Company Limited" dated 20 October 2005 published by Sinopec Corp. on the website of the Shanghai Stock Exchange. The proposed asset restructuring of China Phoenix was approved by the China Securities Regulatory Commission ("CSRC") on 29 April 2006. The relevant equity transfer procedures were completed by Sinopec Corp. and Changhang Group on 10 July 2006.

13  MERGER BY ABSORPTION OF ZHENHAI REFINERY AND CHEMICALS
    Pursuant to the agreement entered into between Ningbo Yonglian Co., Ltd. ("Ningbo Yonglian") and Sinopec Zhenhai Refining and Chemicals Company Limited ("ZRCC") on 12 November 2005, Ningbo Yonglian purchased the listed H shares of ZRCC from its shareholders at a unit price of HK$ 10.60 per share in cash, amounting to a total consideration of HK$ 7.672 billion. For further details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 14 November 2005. The proposed merger had been approved on 12 January 2006 at the general meeting of shareholders and the general meeting of independent shareholders of ZRCC and approved by the shareholders of Ningbo Yonglian, as well as by domestic and overseas securities regulatory authorities. ZRCC was delisted on 24 March 2006.

14  TENDER OFFER BY SINOPEC CORP. TO FOUR A-SHARE SUBSIDIARIES
    On 25 February 2006, the 24th meeting of the Second Session of the Board of Directors of Sinopec Corp. approved its voluntary tender offers to acquire all the tradable shares of Sinopec Qilu Petrochemical Co., Ltd. ("Sinopec Oilu") at a price of RMB 10.18 per share, all the tradable shares of Sinopec Yangzi Petrochemical Co., Ltd. ("Sinopec Yangzi") at a price of RMB 13.95 per share, all the tradable shares of Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd. ("Sinopec Zhongyuan Oil & Gas") at a price of RMB 12.12 per share, and all the tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. at a price of RMB 10.30 per share and all the non-tradable shares (including non-tradable shares held by investors other than Sinopec Corp.) of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. at a price of RMB 5.60 per share. Sinopec Qilu was delisted on 24 April 2006, and Sinopec Yangzi, Zhongyuan Oil & Gas and Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. were delisted on 21 April 2006. For further details, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on 16 February and 6 March 2006 (Sinopec Shengli Oilfield Daming (Group) Co., Ltd.'s announcement was only published in China Securities Journal and Securities Times).

15  MAJOR PROJECTS

    (1)CONSTRUCTION OF TIANJIN ONE MILLION TONNES PER ANNUM ETHYLENE PROJECT Construction of Sinopec Tianjin one million tonnes per annum ("tpa") ethylene and associated facilities project started on 26 June 2006. This project comprises three parts, which are respectively ethylene project, revamping of refinery and thermal power generation facilities, at a total investment of about RMB 20.8 billion.

    (2)ZRCC ONE MILLION TPA ETHYLENE PROJECT
       ZRCC one million tpa ethylene and associated facilities project was approved by the State Council in March 2006. The total investment is approximately RMB 21.9 billion. The project consists of the ethylene project and the expansion of thermal power generation facilities. Initial preparatory work has commenced.

16  DE-REGISTRATION OF SINOPEC SHENGLI OIL FIELD COMPANY LIMITED

    Sinopec Corp. de-registered Sinopec Shengli Oilfield Co., Ltd. and on 16 January 2006 established Shengli Oilfield Company. Prior to the de-registration, Sinopec Shengli Oilfield Co., Ltd. was a wholly owned subsidiary of Sinopec. Corp.

17 THE COMPANY HAS NOT BEEN INVOLVED IN ANY MATERIAL LITIGATIONS AND ARBITRATIONS DURING THE REPORTING PERIOD

18  CONNECTED TRANSACTIONS

    (1)Connected transactions entered into by the Company during the reporting period During the reporting period, the aggregate amount of major and frequent connected transactions incurred between the Company and the connected parties was RMB 103.119 billion, of which, incoming trade amounted to RMB 48.349 billion, and outgoing trade amounted to RMB
       54.770 billion (including RMB 54.716 billion of sales of products and services). Details of the connected transactions incurred during the reporting period are set out in the Note 30 to the financial statements prepared under the IFRS in this report.

       All connected transactions incurred during the reporting period have been carried out in compliance with its respective agreements as published in the relevant announcements.

       The following table sets out the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment, extracted from the Company's financial statements prepared under the PRC Accounting Rules and Regulations:


                                                                                   Year-on-year
                                                                                      increase/                    Year-on-year
                                                                                    decrease of    Year-on-year       increase/
                                    Income from                                     income from       increase/     decrease of
    Categorised by                    principal                    Gross profit       principal     decrease of    gross profit
    business segments                operations   Cost of sales           ratio      operations   cost of sales           ratio
                                  (RMB million)   (RMB million)    (%) note (1)             (%)             (%) (percentage point)
    Exploration and Production           65,497          19,596           60.53           47.53           13.83            7.06
    Refining                            268,982         276,547           (5.33)          28.63           37.37           (6.00)
    Chemicals                            97,944          86,849           11.13           17.91           27.90           (6.67)
    Marketing and Distribution          275,115         252,663            8.03           32.21           32.64           (0.30)
    Others                               93,681          92,198            1.56           75.93           75.27            0.38
    Elimination of inter-segment sales (319,231)       (318,556)             --              --              --              --
    Total                               481,988         409,297           12.40           34.17           39.61           (3.71)
    Of which: connected transactions
        note (2)                         47,194          44,163            5.40           48.43           53.47           (3.67)
    Pricing policy for        (1) Government-prescribed prices and government-guided prices are adopted for products or items if
    connected transactions        such prices are available;
                              (2) Where there is no government-prescribed price or government-guided price for products or items, the market price (inclusive of bidding price) will apply;
                              (3) Where none of the above is applicable, the price will be decided based on the reasonable cost incurred plus sales taxes and reasonable profit. Reasonable cost means the average production cost of products by the same type of enterprises within regions with proximity using the same kind of raw materials. Reasonable profit means profit margin of not more than 6%
                                  of the cost incurred based on the current interest rate level set by the government.

    Note 1: Gross profit ratio = profit from principal operations/income from principal operations.

    Note 2: During the reporting period, the total amount of connected transactions of the products sold and the services provided by the Company to Sinopec Group Company was RMB 29.853 billion.

    (2)Continuing connected transactions
       When listed in 2000, Sinopec Corp. and Sinopec Group Company executed a series of agreements regarding continuing connected transactions, including the Mutual Supply Agreement, the Community Service Agreement, the Land Use Right Leasing Agreement, Property Leasing Agreement, the Intellectual Property License Agreement, the Agency Agreement and the SPI Fund Document. On 24 December 2003, the Stock Exchange of Hong Kong Limited granted a conditional waiver of three years (from 2004 to 2006) to Sinopec Corp. from strict compliance with relevant requirements of the Hong Kong Listing Rules in relation to the continuing connected transactions. The waiver will expire on 31 December 2006.

       It is expected that Sinopec Corp. will continue to conduct the relevant continuing connected transactions after the expiry of the waiver period. Sinopec Corp. has entered into supplemental agreements in relation to the connected transactions with Sinopec Group Company on 31 March 2006. The relevant supplemental agreements will apply to the continuing connected transactions of the Company to be conducted after 1 January 2007.

       The proposal regarding continuing connected transactions for the three-year period from 2007 to 2009 was approved at the 2005 Annual General Meeting. For further details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 3 April 2006.

    (3)Connected transaction between Sinopec Corp. and its subsidiary Sinopec Kantons Holdings Limited At the second meeting of the Third Session of the Board of Directors of Sinopec Corp. held on 10 July 2006, Sinopec Kantons Holdings Limited ("Sinopec Kantons"), a controlled subsidiary of Sinopec Corp., is approved to acquire 30% equity interest in Huade Petrochemical Company Limited of Dayawan, Huizhou City at a cash consideration of RMB 594 million through its wholly owned subsidiary Kanton International Investment Limited; and Sinopec Corp. is approved to acquire 100% equity interest in Kantons Gas Station Investment Management Company Limited located in Guangzhou Free Trade Zone at a cash consideration of RMB 170 million (of which RMB 17 million was paid to acquire 10% equity interest which constitutes a connected transaction). For further details, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 11 July 2006.

19  ACQUISITIONS, DISPOSALS AND RESTRUCTURINGS OF ASSETS
    Aside from the tender offer to four listed A-share subsidiaries (reference is made to Item 14) and the assets restructuring of China Phoenix (reference is made to Item 12), there is no other major acquisition, disposal or restructuring of assets during the reporting period.

20  SIGNIFICANT TRUSTEESHIP, SUB-CONTRACT AND LEASE
    During this reporting period, Sinopec Corp. did not have any significant trusteeship, sub-contract or lease of any other company's assets, nor placed its assets to or under any other company's trusteeship, sub-contract or lease which were required to be disclosed.

21 DURING THIS REPORTING PERIOD, SINOPEC CORP. DID NOT ENTRUST ANY OUTSIDE PARTY TO CARRY OUT CASH ASSETS MANAGEMENT ON ITS BEHALF

22  MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION
    External guarantees provided by the Company (not including guarantees provided to its controlled subsidiaries)


                                                                                                                             Whether
                                                                                                                                for
                              Date of                                                                                           a
                              Occurrence        Amount                                                             Whether connected
                              (Date of           RMB                                                               completed   party
Obligor                      Execution)       millions Type of guarantee                Term                       or not   (note 1)
Shanghai Secco
Petrochemical Co., Ltd.      9 February 2002   2,830   Joint and several liability  9 February 2002 - 20 December 2021   No    Yes
Shanghai Secco
Petrochemical Co., Ltd.      9 February 2002   4,062   Joint and several liability  9 February 2002 - 20 December 2013   No    Yes
BASF-YPC Co., Ltd.           7 March 2003      4,680   Joint and several liability  7 March 2003 - 31 December 2008      No    Yes
Yueyang Sinopec Shell Coal
   Gasification Co., Ltd.    10 December 2003    377   Joint and several liability  10 December 2003 - 10 December 2017  No    Yes
Fujian Zhangzhao Expressway
    Service Company Limited  21 January 2003      10   Joint and several liability  21 January 2003 - 31 October 2007    No    Yes
Total amount of guarantee provided during the reporting period note (2)                                               RMB 20 million


    Total amount of guarantee outstanding at the end of the reporting period note (2)                             RMB 12,015 million
    Guarantees provided by Sinopec Corp. for its controlled subsidiaries
    Total amount of guarantee provided for its controlled subsidiaries during the reporting period                             None
    Total amount of guarantee for its controlled subsidiaries outstanding at the end of the
       reporting period                                                                                           RMB 2,561 million
    Total amount of guarantee provided by Sinopec Corp. (including those provided for its controlled subsidiaries)
    Total guarantee amount note (3)                                                                               RMB 14,576 million
    Total amount of guarantee as a percentage of the Sinopec Corp. net assets                                                   6.3%
    Of which:
        Amount of guarantee provided for shareholders, effective controlling parties or their connected parties                None
        Amount of debt guarantee provided directly or indirectly for the
           companies with liabilities to assets ratio of over 70%                                                   RMB 179 million
        The amount of guarantee in excess of 50% of the net assets                                                             None
    Sum of the above three guaranteed items note (4)                                                                RMB 179 million



    Note 1:As defined in the Listing Rules of the Shanghai Stock Exchange.

    Note 2:Total amount of guarantee provided during the reporting period and total amount of guarantee outstanding at the end of the reporting period include the external guarantees provided by controlled subsidiaries. The amount assumed by Sinopec Corp. is the aggregate of total amount of the external guarantees provided by each controlled subsidiary multiplied by Sinopec Corp. respective shareholdings in the controlled subsidiary.

    Note 3:Total guarantee amount is the sum of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlled subsidiaries) and the total amount of guarantees for controlled subsidiaries outstanding at the end of the reporting period.

    Note 4:"Sum of the above three guaranteed amounts" is the aggregate of "amount of guarantee provided for shareholders, effective controlling parties or their connected parties", "amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70%" and "the amount of guarantee in excess of 50% of the net asset". Any guarantee qualifying under all three of the above shall be counted once only.

Material Guarantees under Performance
At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide conditional guarantee in both domestic and foreign currencies for the Shanghai Secco project loan, and the amount of guarantee was equivalent to RMB 6.992 billion. For further details, please refer to Sinopec Corp.'s results announcement for the year 2001 published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 2 April 2002 .

At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of guarantee for completion of construction of the BASF-YPC projects. On 7 March 2003, Sinopec Corp. entered into guarantee agreements for the completion of construction of the BASF-YPC project with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to approximately RMB 11.7 billion provided by such banks to BASF-YPC Co., Ltd. for completion of construction.

At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of equity pledge for the BASF-YPC project loan on the condition that BASF should provide equity pledge on the same terms.

At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board also approved the proposal regarding Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd. in the amount of RMB 377 million.

At the thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp, the Board approved the provision of a credit line guarantee equivalent to RMB 2.421 billion to China International United Petroleum & Chemical Co., Ltd.

Independent' directors of Sinopec Corp. have carefully reviewed the external guarantees of Sinopec Corp. and confirmed that they have no different opinion.



23  FUND PROVIDED BETWEEN CONNECTED PARTIES                                                                Unit: RMB millions

                                       Relation with                           Fund to                      Fund from
    Connected Parties                  the Company                        connected parties             connected parties
                                                                        Net fund                     Net fund
                                                                        provided        Balance      provided        Balance
    Sinopec Group Company              Controlling shareholder               420          2,908         5,243         10,661
                                       and its controlled entity
    Other Connected Parties            Associates                            (11)           506            --             --
    Total                                                                    409          3,414         5,243         10,661



    Of which: RMB 420 million fund (net) was provided by the Company to China Petrochemical Corporation during the reporting period, and the balance at the end of the reporting period is RMB 2.91 billion.

24 USE OF FUND AND ITS EFFECTS AND REPAYMENT PLAN AS OF THE REPORTING PERRIOD Not applicable

25 PERFORMANCE OF THE COMMITMENTS BY SINOPEC CORP. AND ITS SHAREHOLDER HOLDING 5% OR MORE OF THE TOTAL ISSUED SHARE CAPITAL, NAMELY, CHINA PETROCHEMICAL CORPORATION As at the end of the reporting period, the major undertakings given by Sinopec Group Company include:

    (a) Complying with the agreements concerning connected transactions;

    (b) Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

    (c) Implementing the Reorganisation Agreement (defined in the Prospectus for the Issuance of H Shares);

    (d) Granting licenses for intellectual property rights;

    (e) Avoiding competition within the industry; and

    (f) Giving up the business competition and conflict of interests with Sinopec Corp.

    Details of the above commitments were included in the prospectus for the issuance of A shares published by Sinopec Corp. in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 22 June 2001.

    During the reporting period, Sinopec Corp. was not aware of itself or the above-mentioned principal shareholders having breached the above commitments.

26  AUDITORS
    At the 2005 Annual General Meeting, KPMG Huazhen and KPMG were reappointed as the domestic and overseas auditors of the Company for the year of 2006 respectively, and the Board of Directors was authorised to determine the remunerations for them. The audit fee accrued for the first half of 2006 was RMB 24 million. The financial statements for the first half of 2006 have been audited by KPMG Huazhen and KPMG. The signing certified public accountants of KPMG Huazhen are Wu Wei and Zhang Jingjing.

27  APPLICATION OF THE MODEL CODE
    Sinopec Corp. adopts and applies the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange, to regulate securities transactions of directors. Each of the directors confirms that he has complied with the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers during the reporting period.

28  REPURCHASE, SALE AND REDEMPTION OF SHARES
    Apart from those as disclosed in Items 12, 13, and 14 above, Sinopec Corp. or any of its subsidiaries, has not repurchased, sold or redeemed any securities of Sinopec Corp. or its subsidiaries during the reporting period.

29 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL
    As of 30 June 2006, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

    During the reporting period, none of the directors, supervisors or senior management or any of their respective associates had any interests and short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of The Stock Exchange of Hong Kong Limited (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

30  OTHER SIGNIFICANT EVENTS
    During this reporting period, neither Sinopec Corp., the Board of Directors of Sinopec Corp., nor the directors were subject to any investigation from the CSRC, nor was there any administrative penalty or circular of criticism issued by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Commission of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

31  DOMESTIC SHARE REFORM ON NON-TRADABLE SHARES
    Sinopec Corp. initiated domestic A share reform on non-tradable shares on 21 August, 2006. All the shareholders holding non-tradable shares intend to grant 2.8 shares for every ten tradable shares held by the shareholders as consideration. All shareholders holding non-tradable shares of Sinopec Corp. have made commitments of not trading their shares which have acquired the trading rights within the legal lock up period.

    The above domestic A share reform is to be submitted to A share shareholders' general meeting for approval. Please refer to the announcement on A Share Reform of Sinopec Corp. published on 28 August, 2006.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT

Members of the Third Session of the Board of Directors, Third Session of the Supervisory Committee, and senior management are as the following:

DIRECTORS

 Name                Gender       Age    Position in Sinopec
Chen Tonghai         Male         57     Chairman
Zhou Yuan            Male         58     Vice chairman
Wang Tianpu          Male         43     Director, president
Zhang Jianhua        Male         41     Director, senior vice president
Wang Zhigang         Male         49     Director, senior vice president
Dai Houliang         Male         42     Director, senior vice president, CFO
Liu Zhongli          Male         71     Independent, non-executive director
Shi Wanpeng          Male         69     Independent, non-executive director
Li Deshui            Male         62     Independent, non-executive director
Yao Zhongmin         Male         54     Director
Fan Yifei            Male         42     Director

SUPERVISORS

 Name                Gender       Age    Position in Sinopec
 Wang Zuoran         Male         55     Chairman of Supervisory Committee
 Zhang Youcai        Male         64     Vice chairman of Supervisory Committee,
                                         independent supervisor
 Kang Xianzhang      Male         58     Supervisor
 Zou Huiping         Male         45     Supervisor
 Li Yonggui          Male         66     Independent supervisor
 Su Wensheng         Male         49     Employee representative supervisor
 Zhang Jitian        Male         58     Employee representative supervisor
 Cui Guoqi           Male         53     Employee representative supervisor
 Li Zhonghua         Male         55     Employee representative supervisor

OTHER MEMBERS OF SENIOR MANAGEMENT

 Name                Gender        Age   Position in Sinopec
Cai Xiyou            Male          44    Senior vice president
Zhang Kehua          Male          52    Vice president
Zhang Haichao        Male          49    Vice president
Chen Ge              Male          44    Secretary to the Board

REPORT OF THE PRC AUDITORS
[KPMG HUAZHEN GRAPHIC OMITTED]



To the Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 30 June 2006, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the six-month period ended 30 June 2006. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 30 June 2006, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the six-month period ended 30 June 2006.







KPMG Huazhen                               Certified Public Accountants
                                           Registered in the People's
                                             Republic of China

8/F, Office Tower E2                       Wu Wei
Oriental Plaza                             Zhang Jingjing
No.1, East Chang An Ave.
Beijing, The People's Republic of China    25 August 2006
Post Code: 100738



(A)  FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS
     CONSOLIDATED BALANCE SHEET
     at 30 June 2006

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions

Assets
Current assets
    Cash at bank and in hand                                                       4                10,777            14,747
    Bills receivable                                                               5                 7,825             7,143
    Trade accounts receivable                                                      6                17,449            14,532
    Other receivables                                                              7                12,491            11,487
    Advance payments                                                               8                 7,313             5,051
    Inventories                                                                    9               105,496            88,936
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               161,351           141,896
Long-term equity investments (Including equity investment differences
  of RMB 13,549 million (2005: RMB 2,003 million))                                10                27,392            14,146
Fixed assets
    Fixed assets, at cost                                                                          589,872           572,465
    Less: Accumulated depreciation                                                                 282,226           265,611
    Net book value of fixed assets before impairment losses                       11               307,646           306,854
    Less: Provision for impairment losses on fixed assets                         11                 6,267             6,234
    Net book value of fixed assets                                                                 301,379           300,620
    Construction materials                                                        12                   419               555
    Construction in progress                                                      13                62,628            48,073
Total fixed assets                                                                                 364,426           349,248
Intangible assets and other assets
    Intangible assets                                                             14                 5,835             5,924
    Long-term deferred expenses                                                   15                 4,088             3,657
Total intangible assets and other assets                                                             9,923             9,581
Deferred tax assets                                                               16                 5,796             5,701
Total assets                                                                                       568,888           520,572
------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
Current liabilities
    Short-term loans                                                              17                46,785            16,124
    Bills payable                                                                 18                27,198            23,243
    Trade accounts payable                                                        19                50,636            52,967
    Receipts in advance                                                           20                14,624            14,086
    Wages payable                                                                                    3,369             3,436
    Staff welfare payable                                                                            1,074             1,052
    Taxes payable                                                                 21                 4,105             5,262
    Other payables                                                                22                 6,105             1,830
    Other creditors                                                               23                30,656            24,161
    Accrued expenses                                                              24                 1,483               512
    Short-term debentures payable                                                 27                10,891             9,921
    Current portion of long-term loans                                            25                14,818            15,198
Total current liabilities                                                                          211,744           167,792
------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
    Long-term loans                                                               26               104,232           103,492
    Debentures payable                                                            27                 3,500             3,500
    Other long-term liabilities                                                   28                   784               782
Total long-term liabilities                                                                        108,516           107,774
------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                  320,260           275,566

Minority interests                                                                                  20,118            29,383
Shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 29                86,702            86,702
    Capital reserve                                                               30                37,121            37,121
    Surplus reserves                                                              31                36,096            34,028
    Unrecognised investment losses                                                                    (583)             (594)
    Retained profits (Including cash dividend declared after the balance sheet date
       of RMB 3,468 million (2005: Proposed cash dividend of RMB 7,803 million))  39                69,174            58,366
Total shareholders' funds                                                                          228,510           215,623
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                          568,888           520,572
------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 25
August 2006.

Chen Tonghai                       Wang Tianpu                    Dai Houliang                       Liu Yun
Chairman                           Director and President         Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division



The notes on pages 47 to 75 form part of these financial statements.



BALANCE SHEET
at 30 June 2006

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions

Assets
Current assets
    Cash at bank and in hand                                                       4                 3,993             5,124
    Bills receivable                                                               5                 1,948             1,334
    Trade accounts receivable                                                      6                11,198             8,826
    Other receivables                                                              7                15,882             9,604
    Advance payments                                                               8                 7,268             4,118
    Inventories                                                                    9                56,488            49,862
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                96,777            78,868
Long-term equity investments (Including equity investment differences of
    RMB 13,549 million (2005: RMB 2,017 million))                                 10               109,926           133,203
Fixed assets
    Fixed assets, at cost                                                                          431,592           294,206
    Less: Accumulated depreciation                                                                 206,560           123,747
    Net book value of fixed assets before impairment losses                       11               225,032           170,459
    Less: Provision for impairment losses on fixed assets                         11                 4,195             4,191
    Net book value of fixed assets                                                                 220,837           166,268
    Construction materials                                                        12                   419               555
    Construction in progress                                                      13                52,586            38,937
-----------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                 273,842           205,760
Intangible assets and other assets
    Intangible assets                                                             14                 4,307             4,238
    Long-term deferred expenses                                                   15                 2,879             2,656
Total intangible assets and other assets                                                             7,186             6,894
Deferred tax assets                                                               16                 5,408             3,203
Total assets                                                                                       493,139           427,928
-----------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' funds
Current liabilities
    Short-term loans                                                              17                35,699             6,940
    Bills payable                                                                 18                20,389            19,077
    Trade accounts payable                                                        19                34,565            28,833
    Receipts in advance                                                           20                11,430            12,491
    Wages payable                                                                                    2,710             2,525
    Staff welfare payable                                                                              686               514
    Taxes payable                                                                 21                 2,062             2,075
    Other payables                                                                22                 5,823               527
    Other creditors                                                               23                30,800            22,914
    Accrued expenses                                                              24                   994               173
    Short-term debentures payable                                                 27                 9,900             9,921
    Current portion of long-term loans                                            25                12,958            12,144
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          168,016           118,134
Long-term liabilities
    Long-term loans                                                               26                91,167            89,113
    Debentures payable                                                            27                 3,500             3,500
    Other long-term liabilities                                                   28                   727               315
Total long-term liabilities                                                                         95,394            92,928

Total liabilities                                                                                  263,410           211,062
Shareholders' funds
    Share capital                                                                 29                86,702            86,702
    Capital reserve                                                               30                37,797            37,797
    Surplus reserves                                                              31                36,096            34,028
    Retained profits (Including cash dividend declared after the balance sheet date
      of RMB 3,468 million (2005: Proposed cash dividend of RMB 7,803 million))   39                69,134            58,339
Total shareholders' funds                                                                          229,729           216,866
Total liabilities and shareholders' funds                                                          493,139           427,928
-----------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 25
August 2006.

Chen Tonghai                       Wang Tianpu                    Dai Houliang                       Liu Yun
Chairman                           Director and President         Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division




The notes on pages 47 to 75 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the six-month period ended 30 June 2006

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions

Income from principal operations                                                  32               481,988           359,248
Less: Cost of sales                                                                                409,298           293,181
     Sales taxes and surcharges                                                   33                12,918             8,204
Profit from principal operations                                                                    59,772            57,863
Add: Profit from other operations                                                                      490               447
Less:   Selling expenses                                                                            10,711            10,359
     Administrative expenses                                                                        11,771            10,600
     Financial expenses                                                           34                 3,522             2,852
     Exploration expenses, including dry holes                                    35                 3,085             3,355
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                    31,173            31,144
Add: Investment income/(loss)                                                     36                   184              (742)
     Non-operating income                                                                              132               133
Less:  Non-operating expenses                                                     37                   674             1,109
-----------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                              30,815            29,426
-----------------------------------------------------------------------------------------------------------------------------------
Less:  Income tax                                                                 38                 9,964             9,168
     Minority interests                                                                                161             2,101
Add: Reversal of unrecognised investment losses                                                        (11)             (113)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                          20,679            18,044
Add: Retained profits at the beginning of the period                                                58,366            37,124
-----------------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                               79,045            55,168
Less: Transfer to statutory surplus reserve                                       31                 2,068             1,804
     Transfer to statutory public welfare fund                                    31                   --             1,804
Distributable profits to shareholders                                                               76,977            51,560
Less:    Distribution of ordinary shares' dividend                                39                 7,803             6,936
Retained profits at the end of the period (Including cash dividend declared after
     the balance sheet date of RMB 3,468 million (2005: RMB 3,468 million))       39                69,174            44,624
-----------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 25
August 2006.

Chen Tonghai                       Wang Tianpu                    Dai Houliang                       Liu Yun
Chairman                           Director and President         Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division














The notes on pages 47 to 75 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the six-month period ended 30 June 2006



                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions

Income from principal operations                                                  32               331,021           241,340
Less:   Cost of sales                                                                              274,683           212,726
     Sales taxes and surcharges                                                   33                10,626             5,386
-------------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                    45,712            23,228
Add: Profit from other operations                                                                      167               175
Less:  Selling expenses                                                                              6,557             6,609
     Administrative expenses                                                                         9,530             6,141
     Financial expenses                                                           34                 2,542             1,852
     Exploration expenses, including dry holes                                    35                 3,063             2,678
Operating profit                                                                                    24,187             6,123
Add: Investment income                                                            36                 6,845            20,934
     Non-operating income                                                                               54                99
Less:  Non-operating expenses                                                                        37468               432
Profit before taxation                                                                              30,618            26,724
Less: Income tax                                                                                   389,952             8,694
Net profit                                                                                          20,666            18,030
Add: Retained profits at the beginning of the period                                                58,339            37,124
Distributable profits                                                                               79,005            55,154
Less:  Transfer to statutory surplus reserve                                      31                 2,068             1,804
     Transfer to statutory public welfare fund                                    31                    --             1,804
-------------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                               76,937            51,546
Less:  Distribution of ordinary shares' dividend                                  39                 7,803             6,936
Retained profits at the end of the period (Including cash dividend declared after
    the balance sheet date of RMB 3,468 million (2005: RMB 3,468 million))        39                69,134            44,610
-------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 25
August 2006.

Chen Tonghai                       Wang Tianpu                    Dai Houliang                       Liu Yun
Chairman                           Director and President         Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division










The notes on pages 47 to 75 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2006




                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions

Cash flows from operating activities
    Cash received from sale of goods and rendering of services                                     571,761           423,708
    Rentals received                                                                                    94                89
    Other cash received relating to operating activities                                             1,728             1,787
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      573,583           425,584
    Cash paid for goods and services                                                              (494,403)         (349,021)
    Cash paid for operating leases                                                                  (2,882)           (2,691)
    Cash paid to and on behalf of employees                                                         (9,310)           (8,272)
    Value added tax paid                                                                           (14,455)          (14,217)
    Income tax paid                                                                                (11,197)          (12,424)
    Taxes paid other than value added tax and income tax                                           (10,028)           (8,986)
    Other cash paid relating to operating activities                                                (6,142)           (4,929)
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (548,417)         (400,540)
Net cash flow from operating activities                                           (a)               25,166            25,044
Cash flows from investing activities
    Cash received from sale of investments                                                             163                63
    Dividends received                                                                                 380               362
    Net cash received from sale of fixed assets and intangible assets                                  166               201
    Cash received on maturity of time deposits with financial institutions                             629               527
    Other cash received relating to investing activities                                               251               168
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                        1,589             1,321
    Cash paid for acquisition of fixed assets and intangible assets                                (30,715)          (26,339)
    Cash paid for acquisition of fixed assets and intangible assets of jointly controlled entities    (238)           (1,896)
    Cash paid for purchase of investments                                                           (2,180)             (706)
    Cash paid for purchase of time deposits with financial institutions                               (465)             (334)
    Cash paid for acquisition of operating assets and related liabilities
        from Sinopec Group Company                                                                      --            (3,128)
    Cash paid for acquisition of subsidiaries                                                      (21,971)           (4,088)
    Sub-total of cash outflows                                                                     (55,569)          (36,491)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flow from investing activities                                                            (53,980)          (35,170)
Cash flows from financing activities
    Cash received from contribution from minority shareholders                                          82                86
    Cash received from issuance of corporate bonds                                                  10,846                --
    Cash received from borrowings                                                                  342,626           292,505
    Cash received from borrowings of jointly controlled entities                                        39             2,603
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      353,593           295,194
    Cash repayments of corporate bonds                                                             (10,000)                --
    Cash repayments of borrowings                                                                 (312,086)         (281,804)
    Cash paid for dividends, profits distribution or interest expenses                              (6,277)           (5,515)
    Dividends paid to minority shareholders by subsidiaries                                           (215)             (514)
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (328,578)         (287,833)
Net cash flow from financing activities                                                             25,015             7,361
Effects of changes in foreign exchange rate                                                             (7)               --
Net decrease in cash and cash equivalents                                         (b)               (3,806)           (2,765)
--------------------------------------------------------------------------------------------------------------------------------














The notes on pages 47 to 75 form part of these financial statements.




                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions

(a) Reconciliation of net profit to cash flows from operating activities
    Net profit                                                                                      20,679            18,044
    Add:Provision/(Reversal of) for allowance for doubtful accounts                                      8              (156)
        Provision for diminution in value of inventories                                                 2                70
        Depreciation of fixed assets                                                                16,292            15,107
        Amortisation of intangible assets                                                              341               305
        Impairment losses on fixed assets                                                               34               397
        Impairment losses on long-term investments                                                      41                35
        Net loss on disposal of fixed assets and intangible assets                                      13                21
        Financial expenses                                                                           3,522             2,852
        Dry hole costs                                                                               1,398             1,325
        Investment (income)/loss                                                                      (225)              707
        Deferred tax liabilities (less: assets)                                                        (95)             (747)
        Increase in inventories                                                                    (15,621)          (15,026)
        Increase in operating receivables                                                           (6,996)           (6,599)
        Increase in operating payables                                                               5,612             6,608
        Minority interests                                                                             161             2,101
--------------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities                                                         25,166            25,044

(b) Net decrease in cash and cash equivalents
    Cash and cash equivalents at the end of the period                                               9,939            13,616
    Less: Cash and cash equivalents at the beginning of the period                                  13,745            16,381
    Net decrease in cash and cash equivalents                                                       (3,806)           (2,765)
--------------------------------------------------------------------------------------------------------------------------------

These financial statements have been approved by the Board of Directors on 25
August 2006.

Chen Tonghai                       Wang Tianpu                    Dai Houliang                       Liu Yun
Chairman                           Director and President         Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division










The notes on pages 47 to 75 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2006


                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions

Cash flows from operating activities
    Cash received from sale of goods and rendering of services                                     393,543           290,762
    Rentals received                                                                                    43                45
    Other cash received relating to operating activities                                             1,012             1,450
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      394,598           292,257
    Cash paid for goods and services                                                              (329,071)         (254,608)
    Cash paid for operating leases                                                                  (2,553)           (2,084)
    Cash paid to and on behalf of employees                                                         (6,848)           (4,640)
    Value added tax paid                                                                           (11,552)           (6,338)
    Income tax paid                                                                                 (9,078)           (2,837)
    Taxes paid other than value added tax and income tax                                            (7,248)           (5,878)
    Other cash paid relating to operating activities                                                (9,075)          (12,269)
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (375,425)         (288,654)

Net cash flow from operating activities                                           (a)               19,173             3,603
Cash flows from investing activities
    Cash received from sale of investments                                                              69                62
    Dividends received                                                                               2,625            15,910
    Net cash received from sale of fixed assets and intangible assets                                   91               104
    Cash received on maturity of time deposits with financial institutions                              89               184
    Other cash received relating to investing activities                                               120                57
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                        2,994            16,317
    Cash paid for acquisition of fixed assets and intangible assets                                (25,186)          (18,044)
    Cash paid for purchase of investments                                                           (2,450)           (1,161)
    Cash paid for acquisition of operating assets and related liabilities
        from Sinopec Group Company                                                                      --            (3,128)
    Cash paid for acquisition of subsidiaries                                                      (21,971)           (4,088)
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (49,607)          (26,421)

 Net cash flow from investing activities                                                           (46,613)          (10,104)
 Cash flows from financing activities
    Proceeds from issuance of corporate bonds                                                        9,868                --
    Proceeds from borrowings                                                                       252,155           186,066
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      262,023           186,066-
    Cash repayments of corporate bonds                                                             (10,000)               --
    Cash repayments of borrowings                                                                 (220,681)         (176,629)
    Cash paid for dividends, profits distribution or interest expenses                              (4,944)           (4,359)
--------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (235,625)         (180,988)
 Net cash flow from financing activities                                                            26,398             5,078
 Net decrease in cash and cash equivalents                                        (b)               (1,042)           (1,423)
--------------------------------------------------------------------------------------------------------------------------------






The notes on pages 47 to 75 form part of these financial statements.


                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions

(a) Reconciliation of net profit to cash flow from operating activities
    Net profit                                                                                      20,666            18,030
    Add:(Reversal of)/provision for allowance for doubtful accounts                                    (14)               11
        Provision for diminution in value of inventories                                                --                 1
        Depreciation of fixed assets                                                                12,015             7,539
        Amortisation of intangible assets                                                              187               203
        Impairment losses on fixed assets                                                                5                 5
        Impairment losses on long-term investments                                                       4                 7
        Net (income)/loss on disposal of fixed assets and intangible assets                             (1)               19
        Financial expenses                                                                           2,542             1,852
        Dry hole costs                                                                               1,398               990
        Investment income                                                                           (4,571)          (13,292
        Deferred tax liabilities (less: assets)                                                       (139)            1,317
        Increase in inventories                                                                     (6,281)           (5,172)
        (Increase)/decrease in operating receivables                                               (15,385)            3,304
        Increase/(decrease) in operating payables                                                    8,747           (11,211)
    Net cash flow from operating activities                                                         19,173             3,603
----------------------------------------------------------------------------------------------------------------------------------

(b) Net decrease in cash and cash equivalents
    Cash and cash equivalents at the end of the period                                               3,972             4,628
    Less: Cash and cash equivalents at the beginning of the period                                   5,014             6,051
    Net decrease in cash and cash equivalents                                                       (1,042)           (1,423)

These financial statements have been approved by the Board of Directors on 25
August 2006.

Chen Tonghai                       Wang Tianpu                    Dai Houliang                       Liu Yun
Chairman                           Director and President         Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division




The notes on pages 47 to 75 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2006

1   STATUS OF THE COMPANY
    China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ( the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the "MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion.

    Pursuant to the resolution passed at the Board of Directors' meeting held on 28 October 2003, the Company acquired the principal assets and associated liabilities related to the 380 kiloton ethylene production and distribution equipment from Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming"), for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Board of Directors' meeting held on 29 December 2003, the Company acquired the entire operating assets and liabilities of Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") and Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") from Sinopec Group Company, for considerations of RMB 0.14 billion and RMB 0.22 billion, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Company acquired certain operating assets and associated liabilities of refining, petrochemicals, catalysts and gas stations (the "Acquisition of Acquired Assets") from Sinopec Group Company for a consideration of RMB 5.36 billion. In connection with these acquisitions, the Group disposed of certain assets and liabilities related to its oilfield downhole operation (the "Disposal of Downhole Assets") to Sinopec Group Company for a consideration receivable of RMB 1.71 billion, resulting in a net consideration of RMB 3.65 billion payable to Sinopec Group Company.

2   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted by the Company and its subsidiaries (the "Group") are in conformity with the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the Ministry of Finance of the PRC.

    (a)Accounting year
       The accounting year of the Group is from 1 January to 31 December.

    (b)Basis of consolidation
       The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

       The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. A subsidiary is a company held by the Company directly or indirectly, of more than 50% (excluding 50%) of the equity interest, or the Company holds less than 50% of the equity interest of a company but has effective controlling power. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company holds more than 50% of the equity interests or holds less than 50% of equity interest but has effective controlling power. The effect of minority interests on equity and profit/loss attributable to minority shareholders are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but accounts for under the equity method in the long-term equity investments.

       Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

       For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

    (c)Basis of preparation and measurement basis
       The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d)Reporting currency and translation of foreign currencies The Group's reporting currency is Renminbi.

       Foreign currency transactions during the period are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange gains and losses on foreign currency translation, except for those directly relating to the construction of fixed assets (see note 2(i)), are dealt with in the income statement.

       The results of overseas subsidiaries are translated into Renminbi at the annual/period average PBOC rates. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

    (e)Cash equivalents
       Cash equivalents held by the Group are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

    (f)Allowance for doubtful accounts
       Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

    (g)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value.

       Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overheads.

       Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

       Inventories are recorded by perpetual method.

    (h)Long-term equity investments
       Where the Group has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Group's share of the shareholders' funds in the investee enterprise.

       Equity investment difference, which is the difference between the initial investment cost and the Group's share of shareholders' funds of the investee enterprise, is accounted for as follows:

       -- Any excess of the initial investment cost over the share of shareholders' funds of the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or not more than 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end.

       -- Any shortfall of the initial investment cost over the share of shareholders' funds of the investee is recognised in capital reserve
          - reserve for equity investment acquired after the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards
          (II)". If the investment was acquired before the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards
          (II)", such shortfall is amortised on a straight-line basis over the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end.

       Where the Group does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

       Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

       The Group makes provision for impairment losses on long-term equity investments (see note 2(w)).

    (i)Fixed assets and construction in progress
       Fixed assets represent the assets held by the Group for use in the production of goods and for administrative purposes with useful life over 1 year and comparatively high unit value.

       Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(w)). Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses (see note 2(w)). The revalued amount represents the amount of assets, which is determined by revaluation carried out in accordance with the relevant rules and regulations.

       All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

       Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

       Fixed assets of the Group are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

                                                                   Estimated
                                                     Estimated     rate of
                                                  useful lives   residual value

       Land and buildings                          15-45 years       3%-5%
       Oil and gas properties                      10-14 years       0%-3%
       Plant, machinery, equipment, vehicles
          and others                                4-18 years          3%
       Oil depots and storage tanks                 8-14 years          3%
       Service stations                               25 years       3%-5%

    (j)Oil and gas properties
       Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

    (k)Intangible assets
       Intangible assets are stated in the balance sheet at cost or revalued amount less accumulated amortisation and provision for impairment losses (see note 2(w)). Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the contracted beneficial period and the effective period stipulated by law. Amortisation is provided over 10 years if it is not specified in contracts or stipulated by law.

       Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l)Pre-operating expenditures
       Except for the acquisition and constructions of fixed assets, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month operations commence.

    (m)Debentures payable
       Debentures payable is stated in the balance sheet based on the proceeds received upon issuance. Interest expenses are calculated based on actual interest rate.

       The premium/discount on debentures is amortised on a straight-line basis, over the period from the issue date to the maturity date.

    (n)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       Revenue from the rendering of services only involving in one accounting year is recognised in the income statement upon completion. If a transaction lasts more than one accounting years, when the outcome of the transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed; or when the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues recognised only to the extent that costs incurred are expected to be recoverable.

       Interest income is recognised on a time proportion basis according to the principal outstanding and the applicable rate.

    (o) Income tax
       Income tax is recognised using the tax effect accounting method. Income tax for the period comprises current tax payable and movement of deferred tax assets and liabilities.

       Current tax is calculated at the applicable tax rate on taxable income.

       Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (p) Borrowing costs
       Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

       Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

    (q) Repairs and maintenance expenses
       Repairs and maintenance expenses are recognised in the income statement when incurred.

    (r) Environmental expenditures
       Environmental expenditures relating to circumstances arising as a result of the current or past businesses are recognised in the income statement when incurred.

    (s) Research and development costs
       Research and development costs are recognised in the income statement when incurred.

    (t) Operating leases
       Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

    (u) Dividends
       Cash dividends appropriated to shareholders are recognised in the income statement and profit appropriation statement when approved. Cash dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' funds in the balance sheet.

    (v) Retirement benefits
       Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan for the employees arranged by a governmental organisation. The Group makes contributions to the retirement scheme at the applicable rate(s) based on the employees' salaries. The contributions are charged to the income statement on an accrual basis. After the payment of the contributions under the retirement plan, the Group does not have any other obligations in this respect.

    (w) Provision for impairment
       The carrying amounts of assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

       The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

       Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Group's share of the shareholders' funds of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

       If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

    (x) Related parties
       If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

    (y) Provisions and contingent liabilities
       Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

       Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

3   TAXATION
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax, value added tax and special oil income levy.

    Income tax rate is 33% and that of certain branches and subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at rates of RMB 277.6 per tonne and RMB 117.6 per tonne respectively. Effective from 1 April 2006, the MOF prescribed additional taxable refined oil products. New tax rates levied upon naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 277 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne respectively. The consumption tax on jet fuel oil is temporarily exempted while those for naphtha, solvent oil, lubricant oil and fuel oil are temporarily imposed on 30% of the taxable amounts.

    For the period from 1 January 2005 to 30 June 2005, resources tax was levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1,000 cubic metres respectively. Since 1 July 2005, resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1,000 cubic metres respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    With effective from 26 March 2006, the MOF imposed a special oil income levy on any income derived from the sale of locally produced crude oil by an oil exploration and production entity exceeding a certain level of selling price. The levy starts at USD 40 per barrel and the rates range from 20% to 40%.

    The branches, subsidiaries and jointly controlled entities granted with tax concession are set out below:




    Name of branches, subsidiaries
    and jointly controlled entities                     Preferential tax rate        Reasons for granting concession

    Sinopec National Star Xinan Branch                           15%          Tax preferential policy in the western part of China
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec National Star Xibei Branch                           15%          Tax preferential policy in the western part of China
    Sinopec Southern Exploration Branch                          15%          Tax preferential policy in the western part of China
    Sinopec Shanghai Petrochemical Company Limited               15%          The first batch of joint stock enterprise which
                                                                                successfully got listed overseas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited               15%          The first batch of joint stock enterprise which
                                                                                successfully got listed overseas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited                 15%          High technology enterprise
    Sinopec Zhongyuan Petroleum Company Limited                  15%          High technology enterprise
    Petro-CyberWorks Information Technology Company Limited      15%          High technology enterprise
    Shanghai Secco Petrochemical Company Limited        2-year exemption and  Foreign investment enterprise
                                                        3-year 50% reduction
-----------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited                            2-year exemption and  Foreign investment enterprise
                                                        3-year 50% reduction
-----------------------------------------------------------------------------------------------------------------------------------



4   CASH AT BANK AND IN HAND

    The Group

                                                             At 30 June 2006                       At 31 December 2005
                                                  Original     Exchange                   Original     Exchange
                                                  currency        rates          RMB      currency        rates          RMB
                                                  millions                  millions      millions                  millions
    Cash in hand
       Renminbi                                                                   16                                     207
    Cash at bank
       Renminbi                                                                8,740                                   9,229
       US Dollars                                      100       7.9956          803            76       8.0702          616
       Hong Kong Dollars                                73       1.0294           75            63       1.0403           66
       Japanese Yen                                    345       0.0695           24           277       0.0687           19
       Euro                                              1      10.1313           13             2       9.5797           21
                                                                               9,671                                  10,158
    Deposits at related parties
       Renminbi                                                                1,105                                   4,588
       US Dollars                                       --       7.9956            1            --       8.0702            1
    Total cash at bank and in hand                                            10,777                                  14,747

    The Company



                                                             At 30 June 2006                       At 31 December 2005
                                                  Original     Exchange                   Original     Exchange
                                                  currency        rates          RMB      currency        rates          RMB
                                                  millions                  millions      millions                  millions
    Cash in hand
       Renminbi                                                                   11                                      12
    Cash at bank
       Renminbi                                                                3,701                                   3,075
       US Dollars                                        --       7.9956           3             1       8.0702           10
       Hong Kong Dollars                                  4       1.0294           4            --           --           --
                                                                               3,719                                   3,097
    Deposits at related parties
       Renminbi                                                                  273                                   2,026
       US Dollars                                        --       7.9956           1            --       8.0702            1
    Total cash at bank and in hand                                             3,993                                   5,124



    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated based on market rate.

5   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

6   TRADE ACCOUNTS RECEIVABLE



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Amounts due from subsidiaries                                   --                --             7,309             6,252
-------------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company
      and fellow subsidiaries                                    2,001             3,049               821               518
-------------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                    534               572                 4                10
    Amounts due from jointly controlled entities                   503               505               162               229
    Amounts due from others                                     17,579            13,546             5,507             4,136
-------------------------------------------------------------------------------------------------------------------------------
                                                                20,617            17,672            13,803            11,145
-------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                        3,168             3,140             2,605             2,319
    Total                                                       17,449            14,532            11,198             8,826
-------------------------------------------------------------------------------------------------------------------------------


6 TRADE ACCOUNTS RECEIVABLE (Continued) Allowance for doubtful accounts is analysed as follows:



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                         3,140             3,671             2,319             2,837
--------------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                   77               328                22               186
    Written back for the period/year                               (48)             (503)              (29)             (424)
    Written off for the period/year                                 (1)             (356)               (1)             (280)
    Transferred from subsidiaries                                   --                --               294                --
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                               3,168             3,140             2,605             2,319
--------------------------------------------------------------------------------------------------------------------------------

    Ageing analysis on trade accounts receivable is as follows:



                                                                         The Group
                                                   At 30 June 2006                            At 31 December 2005
                                     Amount              Allowance                 Amount             Allowance
                                       RMB             RMB                RMB            RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  16,985        82.4         48         0.3     14,320        81.0        49          0.3
--------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           381         1.8         82        21.5        279         1.6       101         36.2
    Between two and three years         284         1.4        119        41.9        158         0.9       115         72.8
    Over three years                  2,967        14.4      2,919        98.4      2,915        16.5     2,875         98.6
--------------------------------------------------------------------------------------------------------------------------------
    Total                            20,617       100.0      3,168                 17,672       100.0     3,140
--------------------------------------------------------------------------------------------------------------------------------




                                                                        The Company
                                                   At 30 June 2006                            At 31 December 2005
                                     Amount              Allowance                 Amount             Allowance
                                       RMB             RMB                RMB            RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  10,811        78.3         46         0.4      8,721        78.1        45          0.5
--------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           312         2.3         78        25.0        164         1.5        52         31.7
    Between two and three years         254         1.8         94        37.0         95         0.9        70         73.7
    Over three years                  2,426        17.6      2,387        98.4      2,165        19.5     2,152         99.4
--------------------------------------------------------------------------------------------------------------------------------
    Total                            13,803       100.0      2,605                 11,145       100.0     2,319
--------------------------------------------------------------------------------------------------------------------------------


    Major trade accounts receivable of the Group at 30 June 2006 are set out below:



                                                                                                  Percentage on
                                                                                                 trade accounts
    Name of debtor                                                                   Balance          receivable
                                                                                RMB millions                   %
    North Petroleum International Company Limited                                      1,044                 5.1
    Sinochem Singapore Petroleum International Company Limited                           543                 2.6
    Qingdao Petrochemical Plant                                                          497                 2.4
    Exxon Mobil Sales and Supply Corporation                                             284                 1.4
    Mitsubishi Corporation                                                               276                 1.3



    Major trade accounts receivable of the Group at 31 December 2005 are set out below:


                                                                                                  Percentage on
                                                                                                 trade accounts
    Name of debtor                                                                   Balance          receivable
                                                                                RMB millions                   %
    Guangdong Nanhua Petroleum Company Limited                                           921                 5.2
    Dongxing Oil Industry Limited                                                        697                 3.9
    Sinopec Railway Oil Marketing Company Limited                                        330                 1.9
    SK Corporation                                                                       232                 1.3
    Sinochem Singapore Petroleum International Company Limited                           216                 1.2



    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the six-month periods ended 30 June 2006 and 2005, the Group and the Company had no individually significant trade accounts receivable been fully or substantially provided for.

    During the six-month periods ended 30 June 2006 and 2005, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant trade accounts receivable that aged over three years.

7   OTHER RECEIVABLES




                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Amounts due from subsidiaries                                   --                --             8,471             1,740
    Amounts due from Sinopec Group Company
      and fellow subsidiaries                                    3,316             3,059             2,675             2,708
    Amounts due from associates                                    493               521               394               501
    Amounts due from others                                     12,152            11,419             8,035             7,855
                                                                15,961            14,999            19,575            12,804
    Less: Allowance for doubtful accounts                        3,470             3,512             3,693             3,200
    Total                                                       12,491            11,487            15,882             9,604





    Allowance for doubtful accounts is analysed as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                         3,512             3,496             3,200             3,423
    Provision for the period/year                                   22               446                14               176
    Written back for the period/year                               (43)             (415)              (21)             (386)
    Written off for the period/year                                (21)              (15)              (31)              (13)
    Transferred from subsidiaries                                   --                --               531                --
    Balance at 30 June/31 December                               3,470             3,512             3,693             3,200


    Ageing analysis of other receivables is as follows:



                                                                         The Group
                                                   At 30 June 2006                            At 31 December 2005
                                     Amount              Allowance                 Amount             Allowance
                                       RMB             RMB                RMB            RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  10,185        63.8         12         0.1      9,167        61.1        15          0.2
    Between one and two years           582         3.7         35         6.0        676         4.5        33          4.9
    Between two and three years         469         2.9        254        54.2        447         3.0       338         75.6
    Over three years                  4,725        29.6      3,169        67.1      4,709        31.4     3,126         66.4
    Total                            15,961       100.0      3,470                 14,999       100.0     3,512






                                                                        The Company
                                                   At 30 June 2006                            At 31 December 2005
                                     Amount              Allowance                 Amount             Allowance
                                       RMB             RMB                RMB            RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  13,637        69.7          9         0.1      7,127        55.7         5          0.1
--------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           530         2.7         30         5.7        491         3.8        19          3.9
    Between two and three years         740         3.8        539        72.8        748         5.8       622         83.1
    Over three years                  4,668        23.8      3,115        66.7      4,438        34.7     2,554         57.5
--------------------------------------------------------------------------------------------------------------------------------
    Total                            19,575       100.0      3,693                 12,804       100.0     3,200
--------------------------------------------------------------------------------------------------------------------------------





    Major other receivables of the Group at 30 June 2006 are set out below:

                                                                                                       Percentage on
    Name of debtor                                             Particulars                Balance   other receivables
                                                                                     RMB millions            %

    China Petrochemical Corporation                            Current Account              1,500          9.4
    Jinhuang Real Estate Company Limited                       Current Account                208          1.3
    Ningbo Taiyi Real Estate Company Limited                   Current Account                192          1.2
    Qingdao Qirun Petrochemical Company Limited                Current Account                165          1.0
    China Petroleum Sales Nanchang Jiaoqu Company Limited      Current Account                148          0.9


    Major other receivables of the Group at 31 December 2005 are set out below:




                                                                                                      Percentage on
    Name of debtor                                          Particulars                Balance   other receivables
                                                                                  RMB millions              %
    China Petrochemical Corporation                         Current Account              1,507           10.0
    Fujian Quanzhou Qu Finance Bureau                       Current Account                375            2.5
    Jinhuang Real Estate Company Limited                    Current Account                208            1.4
    Ningbo Taiyi Real Estate Company Limited                Current Account                192            1.3
    Qingdao Qirun Petrochemical Company Limited             Current Account                162            1.0




    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the six-month periods ended 30 June 2006 and 2005, the Group and the Company had no individually significant other receivables been fully or substantially provided for.

    During the six-month periods ended 30 June 2006 and 2005, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant other receivables that aged over three years.

8   ADVANCE PAYMENTS
    All advance payments are aged within one year.

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

9   INVENTORIES



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Raw materials                                               63,874            53,350            30,719            25,471
    Work in progress                                             9,587             9,422             4,691             4,659
    Finished goods                                              28,308            23,163            18,691            17,980
    Spare parts and consumables                                  4,619             3,893             2,801             2,061
                                                               106,388            89,828            56,902            50,171
    Less: Provision for diminution in value of inventories         892               892               414               309
                                                               105,496            88,936            56,488            49,862



    All of the above inventories are purchased or self-manufactured.

    Provision for diminution in value of inventories is mainly against finished goods and spare parts.

    Provision for diminution in value of inventories is analysed as follows:




                                                     The Group                         The Company
                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                  2006              2005              2006              2005
                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                           892               906               309               394
-----------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                  250               262                --                64
    Written back for the period/year              (248)             (180)               --               (81)
    Written off                                     (2)              (96)               (1)              (68)
    Transferred from subsidiaries                   --                --               106                --
-----------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                 892               892               414               309
-----------------------------------------------------------------------------------------------------------------------



    The cost of inventories recognised as costs and expenses by the Group and the Company amounted to RMB 416,500 million (2005: RMB 298,803 million) and RMB 281,369 million (2005: RMB 218,070 million) for the six-month period ended 30 June 2006, respectively.

10  LONG-TERM EQUITY INVESTMENTS

    The Group


                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2006                                823          11,647            2,003            (327)          14,146
    Addition for the period                           --           2,159           11,940              --           14,099
    Share of profits less losses from investments
      accounted for under the equity method           19             428               --              --              447
    Long-term equity investments transferred
      to a subsidiary                               (494)             --               --              --             (494)
    Dividends receivable/received                     --            (236)              --              --             (236)
    Disposal for the period                           --            (143)              --              --             (143)
    Amortisation for the period                       --              --             (394)             --             (394)
    Movement of provision for impairment losses       --              --               --             (33)             (33)
    At 30 June 2006                                  348          13,855           13,549            (360)          27,392



    The Company



                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2006                                48,564          82,725            2,017            (103)         133,203
    Addition for the period                              --          12,669           11,927              --           24,596
    Reclassification                                (32,304)         32,304               --              --               --
    Share of profits less losses from investments
      accounted for under the equity method            (654)          5,608               --              --            4,954
    Dividends receivable/received                      (430)         (2,183)              --              --           (2,613)
    Disposal for the period                              --             (72)              --              --              (72)
    Acquired equity interests in subsidiaries (Note)     --         (49,746)              --              --          (49,746)
    Amortisation for the period                          --              --             (395)             --             (395)
    Movement of provision for impairment losses          --              --               --              (1)              (1)
    At 30 June 2006                                  15,176          81,305           13,549            (104)         109,926



  Note: During the six-month period ended 30 June 2006, the Company acquired all the assets and liabilities of Sinopec Shengli Oilfield Company Limited and Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua"). The above companies no longer existed as at 30 June 2006.

    Provision for impairment losses is analysed as follows:






                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                           327               353               103               155
    Addition for the period/year                                    41                77                 4                14
    Written back for the period/year                                --               (17)               --                --
    Written off                                                     (8)              (86)               (3)              (66)
    Balance at 30 June/31 December                                 360               327               104               103




    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant long-term equity investments which had been provided for.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investments of the Company represent investments in subsidiaries, associates and jointly controlled entities. Details of the Company's principal subsidiaries are set out in Note 41.

    At 30 June 2006, details of listed stock investment of the Group (associates) are as follows:




                                                                                               Share of
                                                     Percentage                                 profits
                                                      of equity                               accounted                   Market
                                  Type of              interest     Initial    Balance at     for under   Balance at    price at
                                   equity     No. of    held by  investment     1 January    the equity      30 June     30 June
    Name of investee enterprise  interest     shares  the Group        cost          2006        method         2006       2006*
                                            millions            RMB millions RMB millions  RMB millions RMB millions RMB millions
 Sinopec Shandong Taishan     Legal person
   Petroleum Company Limited  shares          186     38.68%           124        329             19          348        1,068
----------------------------------------------------------------------------------------------------------------------------------




    * Information of market price is sourced from Shenzhen Stock Exchange.

    At 30 June 2006, details of principal unlisted stock and other equity investment of the Group (including associates) are as follows:




                                                                                                 Share of
                                                    Percentage                              profits/(loss)
                               Initial              of equity    Balance at      Addition       accounted    Dividends     Balance
                            investment  Investment   interest     1 January       for the   for under the  receivable/  at 30 June
Name of investee enterprise       cost     period     held by          2006        period   equity method     received       2006
                          RMB millions              the Group  RMB millions  RMB millions    RMB millions  RMB millions RMB millions
Sinopec Finance Company
  Limited (i) (ii)                1,205         --       49%        1,517        1,507            117          --          3,141
China Aviation Oil Supply
   Company Limited (ii)           1,102         --       29%        1,102           --             --          --          1,102
Shanghai Petroleum National
  Gas Corporation (i) (ii)          300         --       30%          958           --              9          --            967
Shanghai Chemical Industry
  Park Development
  Company Limited (ii)              608    30 years      38%          659           --              3          --            662
China Shipping & Sinopec Suppliers
  Company Limited (ii)              438         --       50%          509           --             24          --            533
Sinopec Changjiang Fuel
  Company Limited (ii)              190    20 years      50%          253           --             41         (32)           262
Hunan Highway Industrial Development
  Company Limited (i) (ii)          215         --       49%          221          --              2          --            223
Beijng International Trust
  and Investment Company Limited    200         --        8%          200           --             --          --            200
Zhejiang Express Petroleum Development
  Company Limited (i) (ii)          174    30 years      50%          177           --            (19)         --            158
China Gas Holdings Ltd              136         --       11%          136           --             --          --            136
Sinopec Railway Oil Marketing
  Company Limited (ii)               74   20 years       50%          126           --             21         (32)           115



    (i)These entities are principal associates of the Company.

    (ii) These entities are principal associates of the Group.

    No provision for individually significant impairment losses or individually significant equity investment difference was made for the long-term equity investments as set out above.

    At 30 June 2006, the Group's and the Company's proportion of the total investments to the net assets was 12% (2005: 7%) and 48% (2005: 61%), respectively.

    At 30 June 2006, the Group's and the Company's equity investment differences represent mainly the equity investment differences resulting from the acquisitions of the equity interests of Beijing Yanhua, Sinopec Zhenhai Refining and Chemical Company Limited, Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited and Sinopec Shengli Oilfield Dynamic Company Limited. The equity investment differences are amortised on a straight-line basis over 10 years. The carrying values of the equity investment differences as at 30 June 2006 are RMB 12,497 million.

11  FIXED ASSETS

    The Group - by segment




                                                Exploration                  Marketing
                                                        and                        and
                                                 production      Refining  distribution     Chemicals        Others          Total
                                               RMB millions  RMB millions  RMB millions  RMB millions  RMB millions   RMB millions

    Cost/valuation:
    At 1 January 2006                               189,126     122,009       76,673       180,183        4,474        572,465
    Addition for the period                              14          92          168           181          161            616
    Transferred from construction in progress         4,747       4,555        3,907         1,804          156         15,169
    Acquisition of a subsidiary                       2,071          --           --            --           --          2,071
    Reclassification                                     --         557           --          (557)          --             --
    Disposals                                           (36)        (96)        (101)         (199)         (17)          (449)
    At 30 June 2006                                 195,922     127,117       80,647       181,412        4,774        589,872
    Accumulated depreciation:
    At 1 January 2006                                94,741      61,160       13,476        94,685        1,549        265,611
    Depreciation charge for the period                6,227       3,431        1,626         4,809          199         16,292
    Acquisition of a subsidiary                         592          --           --            --           --            592
    Reclassification                                     --       1,235           --        (1,235)          --            --
    Written back on disposal                            (16)        (60)         (44)         (141)          (8)          (269)
    At 30 June 2006                                 101,544      65,766       15,058        98,118        1,740        282,226
    Net book value:
    At 30 June 2006                                  94,378      61,351       65,589        83,294        3,034        307,646
    At 31 December 2005                              94,385      60,849       63,197        85,498        2,925        306,854





    The Company - by segment




                                                Exploration                  Marketing
                                                        and                        and
                                                 production      Refining  distribution     Chemicals        Others          Total
                                               RMB millions  RMB millions  RMB millions  RMB millions  RMB millions   RMB millions

    Cost/valuation:
    At 1 January 2006                                72,478      91,960       67,548        58,840        3,380          294,206
    Addition for the period                              14          90          163             6          117              390
    Transferred from construction in progress         4,484       3,890        3,107           689          124           12,294
    Transferred from subsidiaries                   107,948       1,548           --        15,656           --          125,152
    Transferred to subsidiaries                          --          --         (239)           --           --             (239)
    Reclassification                                     --        (709)          --           709           --               --
    Disposals                                            (5)        (92)         (86)          (16)         (12)            (211)
    At 30 June 2006                                 184,919      96,687       70,493        75,884        3,609          431,592
    Accumulated depreciation:
    At 1 January 2006                                29,346      46,261       12,809        34,263        1,068          123,747
    Depreciation charge for the period                5,879       2,576        1,472         1,980          108           12,015
    Transferred from subsidiaries                    60,961         759           --         9,262           --           70,982
    Transferred to subsidiaries                          --          --          (64)           --           --              (64)
    Reclassification                                     --          (3)          --             3           --               --
    Written back on disposal                             (4)        (56)         (40)          (14)          (6)            (120)
    At 30 June 2006                                  96,182      49,537       14,177        45,494        1,170          206,560

    Net book value:
    At 30 June 2006                                  88,737      47,150       56,316        30,390        2,439          225,032
    At 31 December 2005                              43,132      45,699       54,739        24,577        2,312          170,459



    The Group - by asset class

                                                                                                     Plant,
                                                                                Oil depots,      machinery,
                                                                       Oil    storage tanks      equipment,
                                                  Land and         and gas      and service    vehicles and
                                                 buildings      properties         stations          others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost/valuation:
    At 1 January 2006                               49,318         169,941           72,217         280,989          572,465
    Addition for the period                            243              --              136             237              616
    Transferred from construction in progress          345           4,653            5,632           4,539           15,169
    Acquisition of a subsidiary                        519           1,313               --             239            2,071
    Reclassification                                 1,415               1           (1,238)           (178)              --
    Disposals                                         (102)             (3)             (41)           (303)            (449)
    At 30 June 2006                                 51,738         175,905           76,706         285,523          589,872
    Accumulated depreciation:
    At 1 January 2006                               21,130          85,896           12,738         145,847          265,611
    Depreciation charge for the period                 925           5,876            1,634           7,857           16,292
    Acquisition of a subsidiary                         49             468               --              75              592
    Reclassification                                   179               2             (278)             97               --
    Written back on disposal                           (36)             (3)             (19)           (211)            (269)
    At 30 June 2006                                 22,247          92,239           14,075         153,665          282,226

    Net book value:
    At 30 June 2006                                 29,491          83,666           62,631         131,858          307,646
    At 31 December 2005                             28,188          84,045           59,479         135,142          306,854



    The Company - by asset class

                                                                                                     Plant,
                                                                                Oil depots,      machinery,
                                                                       Oil    storage tanks      equipment,
                                                  Land and         and gas      and service    vehicles and
                                                 buildings      properties         stations          others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost/valuation:
    At 1 January 2006                               25,278          64,142           64,056         140,730          294,206
    Addition for the period                             81              --              100             209              390
    Transferred from construction in progress          187           4,442            4,825           2,840           12,294
    Transferred from subsidiaries                    3,261         101,287               --          20,604          125,152
    Transferred to subsidiaries                         --              --             (239)             --             (239)
    Reclassification                                (1,271)              1            2,025            (755)              --
    Disposals                                          (17)             (3)             (34)           (157)            (211)
    At 30 June 2006                                 27,519         169,869           70,733         163,471          431,592
    Accumulated depreciation:
    At 1 January 2006                               10,329          27,358           11,943          74,117          123,747
    Depreciation charge for the period                 471           5,596            1,447           4,501           12,015
    Transferred from subsidiaries                    1,054          55,576               --          14,352           70,982
    Transferred to subsidiaries                         --              --              (64)             --              (64)
    Reclassification                                  (271)              2              710            (441)              --
    Written back on disposal                            (8)             (3)             (16)            (93)            (120)
    At 30 June 2006                                 11,575          88,529           14,020          92,436          206,560

    Net book value:
    At 30 June 2006                                 15,944          81,340           56,713          71,035          225,032-
    At 31 December 2005                             14,949          36,784           52,113          66,613          170,459






    The fixed assets and construction in progress of the Group at 30 September 1999 were revalued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been revalued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Ethylene Assets, the fixed assets and construction in progress of Sinopec Maoming have been revalued by a firm of independent valuers in the PRC. Deficit on revaluation of RMB 86 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Refining Assets, the fixed assets and construction in progress of Tahe Petrochemical and Xi'an Petrochemical have been revalued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 82 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Acquired Assets, the related fixed assets and construction in progress have been revalued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 492 million has been incorporated in the Group's financial statements since the year ended 31 December 2004.

    At 30 June 2006, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 109 million (2005: RMB 83 million) and RMB nil (2005: RMB 10 million), respectively.

    Provision for impairment losses on fixed assets is analysed as follows:

    The Group - by segment


                                               Exploration                        Marketing
                                                       and                              and
                                                production        Refining     distribution       Chemicals            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2006                                 843              11            1,270           4,110            6,234
    Addition for the period                            --              --                5              29               34
    Written off for the period                         --              --               (1)             --               (1)
    At 30 June 2006                                   843              11            1,274           4,139            6,267




    The Company - by segment





                                               Exploration                        Marketing
                                                       and                              and
                                                production        Refining     distribution       Chemicals            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2006                                  780              11            1,241           2,159            4,191
    Written off for the period                          --              --               (1)             --               (1)
    At 30 June 2006                                    780              11            1,245           2,159            4,195



    The Group - by asset class



                                                                                                     Plant,
                                                                                Oil depots,      machinery,
                                                                              storage tanks      equipment,
                                                  Land and     Oil and gas      and service        vehicles
                                                 buildings      properties         stations      and others              Total
                                              RMB millions    RMB millions     RMB millions    RMB millions       RMB millions

    At 1 January 2006                                  351              843              917           4,123             6,234
    Addition for the period                             29               --                5              --                34
    Reclassification                                   (28)              --              149            (121)               --
    Written off for the period                          --               --               (1)             --                (1)
    At 30 June 2006                                    352              843            1,070           4,002             6,267



    The Company - by asset class

                                                                                                     Plant,
                                                                                Oil depots,      machinery,
                                                                              storage tanks      equipment,
                                                  Land and     Oil and gas      and service        vehicles
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    At 1 January 2006                                  154             780              935           2,322            4,191
    Addition for the period                             --              --                5              --                5
    Reclassification                                    21              --              (22)              1               --
    Written off for the period                          --              --               (1)             --               (1)
    At 30 June 2006                                    175             780              917           2,323            4,195



    Provision for impairment losses recognised on fixed assets of the Chemicals Segment of the Group of RMB 29 million (2005: RMB 392 million) for the six-month period ended 30 June 2006 relate to certain chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were determined based on the appraised value of the production facilities. The primary factor resulting in the provision for impairment losses of the Chemicals Segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Provision for impairment losses recognised on fixed assets of the Marketing and Distribution Segment of the Group of RMB 5 million (2005: RMB 5 million) for the six-month period ended 30 June 2006 primarily relate to certain service stations that were closed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

12  CONSTRUCTION MATERIALS
    At 30 June 2006 and 31 December 2005, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

13  CONSTRUCTION IN PROGRESS

    The Group




                                               Exploration                     Marketing
                                                       and                           and
                                                production      Refining    distribution      Chemicals         Others         Total
                                              RMB millions  RMB millions    RMB millions    RMB million   RMB millions  RMB millions

    At 1 January 2006                               10,884     14,185         9,956           10,902        2,146         48,073
    Addition for the period                         13,060      4,956         6,347            5,622          879         30,864
    Addition for the period of jointly
      controlled entities                               73         --           --                96           --            169
    Acquisition of a subsidiary                         89         --           --                --           --             89
    Dry hole costs written off                      (1,398)        --           --                --           --         (1,398)
    Transferred to fixed assets                     (4,747)    (4,555)      (3,907)           (1,804)        (156)       (15,169)
    At 30 June 2006                                 17,961     14,586       12,396            14,816        2,869         62,628




    The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2006 by the Group ranged from 3.6% to 5.9% (2005: 3.3% to 6.6%).

    The Group's proportionate share of the jointly controlled entities' construction in progress at 30 June 2006 in the exploration and production and the Chemicals Segments were RMB 2,961 million (2005: RMB 2,888 million) and RMB 592 million (2005: RMB 504 million), respectively.

    At 30 June 2006, major construction projects of the Group are as follows:





                                                                                                                       Accumulated
                                                                                                                          interest
                                                        At      Addition/            At                             capitalised at
                                     Budgeted    1 January     (decrease)       30 June  Percentage of  Source of         30 June
Project name                           amount         2006 for the period          2006     completion  funding               2006
                                 RMB millions RMB millions   RMB millions  RMB millions                               RMB millions
The Group
1,000,000 tonnes Ethylene                                                                               Bank loans &
 Reconstruction and Expansion Project  7,494         2,517       2,358        4,875          65%        self-financing       78

Middle East Sour Crude  Processing
 and Clean Fuel Production                                                                              Bank loans &
 Supporting Project                    4,438         2,450       1,333        3,783          85%        self-financing       25

Yizheng-Changling Crude Oil                                                                             Bank loans &
 Pipeline Project                      4,820         3,887      (1,825)       2,062          84%        self-financing       46

                                                                                                        Bank loans &
10,000,000 tonnes Refinery Plant Reform 2,521        1,029        567         1,596          63%        self-financing       27

Chaoyang Square Project                 2,800        1,106         288        1,394          50%        Self-financing       --




    The Company

                                               Exploration                     Marketing
                                                       and                           and
                                                production      Refining    distribution      Chemicals         Others         Total
                                              RMB millions  RMB millions    RMB millions    RMB million   RMB millions  RMB millions

    At 1 January 2006                               7,651      13,202           8,353           7,693        2,038       38,937
    Addition for the period                        12,699       3,640           5,073           4,228          537       26,177
    Transferred from subsidiaries                     927          --              --             237           --        1,164
    Dry hole costs written off                     (1,398)         --              --              --           --       (1,398)
    Transferred to fixed assets                    (4,484)     (3,890)         (3,107)           (689)        (124)     (12,294)
    At 30 June 2006                                15,395      12,952          10,319          11,469        2,451       52,586



    The interest rates per annum at which borrowing costs were capitalised for the six-month period ended 30 June 2006 by the Company ranged from 3.6% to 5.9% (2005: 3.3% to 6.6%).

14  INTANGIBLE ASSETS

    The Group


                                                                                Exploration
                                                  Computer                              and
                                                  software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost:
    At 1 January 2006                                1,033           2,946            3,163           1,316            8,458
    Addition for the period                              6              86               --             160              252
    At 30 June 2006                                  1,039           3,032            3,163           1,476            8,710
    Accumulated Amortisation:
    At 1 January 2006                                  673           1,156              585             120            2,534
    Amortisation charge for the period                  34             141               58             108              341
    At 30 June 2006                                    707           1,297              643             228            2,875

    Net book value:
    At 30 June 2006                                    332           1,735            2,520           1,248            5,835
    At 31 December 2005                                360           1,790            2,578           1,196            5,924




    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 40 years. At 30 June 2006, the remaining amortisation period of the exploration and production right was 21.5 years.

    The Company



                                                                                Exploration
                                                  Computer                              and
                                                  software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost:
    At 1 January 2006                                  825           1,318            3,163             971            6,277
    Addition for the period                              6              50               --              54              110
    Transferred from subsidiaries                       --             208               --              --              208
    At 30 June 2006                                    831           1,576            3,163           1,025            6,595
    Accumulated Amortisation:
    At 1 January 2006                                  586             803              585              65            2,039
    Amortisation charge for the period                  20              80               58              29              187
    Transferred from subsidiaries                       --              62               --              --               62
    At 30 June 2006                                    606             945              643              94            2,288

    Net book value:
    At 30 June 2006                                    225             631            2,520             931            4,307
    At 31 December 2005                                239             515            2,578             906            4,238




    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 40 years. At 30 June 2006, the remaining amortisation period of the exploration and production right was 21.5 years.

15  LONG-TERM DEFERRED EXPENSES
    Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

16  DEFERRED TAX ASSETS AND LIABILITIES




                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Current
    Receivables and inventories                                  4,116             3,900             3,929             1,635
    Non-current
    Fixed assets                                                 1,557             1,642             1,463             1,553
    Tax value of losses                                             97               128                --                --
    Others                                                          26                31                16                15
    Deferred tax assets                                          5,796             5,701             5,408             3,203



17  SHORT-TERM LOANS
    The Group's and the Company's short-term loans represent:



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Short-term bank loans                                       39,664            15,392            28,223             3,094
    Loans from Sinopec Group Company and
      fellow subsidiaries                                        7,121               732             7,476             3,846
    Total                                                       46,785            16,124            35,699             6,940



    The Group's and the Company's weighted average interest rates per annum on short-term loans were 4.9% (2005: 4.0%) and 4.8% (2005: 3.2%) respectively at 30 June 2006. The majority of the above loans are unsecured.

    Except for the balance disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no significant overdue short-term loan.

18  BILLS PAYABLE
    Bills payable primarily represents bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

19  TRADE ACCOUNTS PAYABLE
    The ageing analysis of trade accounts payable is as follows:




                                                                                      The Group
                                                                  At 30 June 2006                  At 31 December 2005
                                                           RMB millions               %      RMB millions                 %

    Within 3 months                                             41,549              82.1            40,932              77.3
    Between 3 and 6 months                                       7,212              14.2            10,542              19.9
    Over 6 months                                                1,875               3.7             1,493               2.8
    Total                                                       50,636             100.0            52,967             100.0





                                                                                     The Company
                                                                  At 30 June 2006                  At 31 December 2005
                                                          RMB millions               %         RMB millions              %

    Within 3 months                                             27,350              79.1            22,129              76.7
    Between 3 and 6 months                                       5,650              16.4             5,792              20.1
    Over 6 months                                                1,565               4.5               912               3.2
    Total                                                       34,565             100.0            28,833             100.0




    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant trade accounts payable aged over three years.

20  RECEIPTS IN ADVANCE
    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant receipts in advance aged over one year.

21  TAXES PAYABLE


                                            The Group                         The Company
                                   At 30 June    At 31 December        At 30 June    At 31 December
                                         2006              2005              2006              2005
                                 RMB millions      RMB millions      RMB millions      RMB millions

    Value added tax                    (2,019)           (2,240)           (1,916)           (1,796)
    Consumption tax                     1,211             1,348               938             1,031
    Income tax                          3,934             5,029             2,252             2,494
    Business tax                           44                45                35                25
    Other taxes                           935             1,080               753               321
    Total                               4,105             5,262             2,062             2,075




    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant tax rules and regulations of the PRC during the six-month period ended 30 June 2006 and year ended 31 December 2005, except for certain branches and subsidiaries of the Company, which are taxed at a preferential rate of 15%, and certain jointly controlled entities of the Company, which are entitled to a tax holiday of a tax-free period for the first two years and a 50% reduction in income tax for the following three years.

22  OTHER PAYABLES
    At 30 June 2006 and 31 December 2005, the Group's and the Company's other payables primarily represent payables for special oil income levy, resources compensation fee and education surcharge.

23  OTHER CREDITORS
    At 30 June 2006 and 31 December 2005, the Group's and the Company's other creditors primarily represent payables for constructions.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 30 June 2006 and 31 December 2005, the Group and the Company had no individually significant other creditors aged over three years.

24  ACCRUED EXPENSES
    At 30 June 2006 and 31 December 2005, the Group's and the Company's accrued expenses primarily represent accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25  CURRENT PORTION OF LONG-TERM LOANS
    The Group's and the Company's current portion of long-term loans represent:



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Long-term bank loans-
       - Renminbi loans                                         12,243            11,952            11,675             9,694
       - Japanese Yen loans                                        611               615               611               615
       - US Dollar loans                                         1,438             2,206               469             1,710
       - Euro loans                                                 23                24                23                24
       - Hong Kong Dollar loans                                     48                82                --                --
                                                                14,363            14,879            12,778            12,043
    Long-term bank loans of jointly controlled entities
       - Renminbi loans                                            112                82                --                --
       - US Dollar loans                                           141               111                --                --
                                                                   253               193                --                --
    Long-term other loans
       - Renminbi loans                                             26                22                 4                --
       - US Dollar loans                                             2                 4                 2                 1
                                                                    28                26                 6                 1
    Long-term loans from
       Sinopec Group Company and fellow subsidiaries
       - Renminbi loans                                            174               100               174               100

    Total current portion of long-term loans                    14,818            15,198            12,958            12,144





    At 30 June 2006 and 31 December 2005, the Group and the Company had no significant overdue long-term loan.

26  LONG-TERM LOANS
    The Group's and the Company's long-term loans represent:



                                                                                  The Group                   The Company
                                                                           At 30 June At 31 December    At 30 June   At 31 December
                                Interest rate and final maturity                 2006           2005          2006             2005
                                                                         RMB millions   RMB millions  RMB millions     RMB millions
    Third parties debts
    Long-term bank loans
    Renminbi loans              Interest rates ranging from interest free
                                to 6.3% per annum at 30 June 2006
                                with maturities through 2013                   63,409         59,769        60,075         54,792

    Japanese Yen loans          Interest rates ranging from 2.6%
                                to 5.8% per annum at 30 June 2006
                                with maturities through 2024                    3,096          3,394         3,096          3,394

    US Dollar loans             Interest rates ranging from interest free
                                to 7.4% per annum at 30 June 2006
                                with maturities through 2031                    2,816          5,056         1,440          3,571

    Euro loans                  Fixed rate at 6.7% per annum
                                at 30 June 2006 with
                                maturities through 2010                           104            117           104            117

    Hong                        Kong Dollar loans Floating rate at Hong Kong
                                Prime Rate plus 0.8% to 1.1% per annum at 30
                                June 2006
                                with maturities through 2007                       48             94            --             --

    Less: Current portion                                                      14,363         14,879        12,778         12,043

    Long-term bank loans                                                       55,110         53,551        51,937         49,831

    Long-term bank loans of jointly controlled entities

    Renminbi loans              Floating rate at 90% of PBOC's base
                                lending rate per annum at 30 June 2006
                                with maturities through 2021                    5,580          5,710            --             --

    US                          Dollar loans Floating rate at London Interbank
                                Offer Rate plus 0.4% to 0.7% per annum at 30
                                June 2006 with
                                maturities through 2021                         4,198          4,296            --             --

    Less: Current portion                                                         253            193            --             --

    Long-term bank loans of jointly controlled entities                         9,525          9,813            --             --

    Other long-term loans

    Renminbi loans              Interest rates ranging from interest free
                                to 5.0% per annum at 30 June 2006
                                with maturities through 2008                      124            170            23             37

    US Dollar loans             Interest rates ranging from interest free
                                to 2.0% per annum at 30 June 2006
                                with maturities through 2015                       48             51            33             34

    Less: Current portion                                                          28             26             6              1

    Other long-term loans                                                         144            195            50             70

    Long-term loans from Sinopec Group Company and fellow subsidiaries

    Renminbi loans              Interest rates ranging from interest free to
                                5.4% per annum at 30 June 2006 with
                                maturities through 2020                        39,554         39,962        39,354         39,312

    Less: Current portion                                                         174            100           174            100

    Long-term loans from Sinopec Group Company and fellow subsidiaries         39,380         39,862        39,180         39,212

    Long-term loans of jointly controlled entities from
       Sinopec Group Company and fellow subsidiaries
-
    Renminbi                    loans Floating rate at 90% of PBOC's base
                                lending rate applicable to three-year tenor
                                loan per annum at 30 June 2006
                                with maturities through 2021                       73             71            --             --

    Long-term loans of jointly controlled entities from Sinopec Group
       Company and fellow subsidiaries                                             73             71            --             --



                                                                              104,232        103,492        91,167         89,113


    The maturity analysis of the Group's and the Company's long-term loans is as follows:



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Between one and two years                                   24,619            18,787            22,881            16,420
    Between two and five years                                  32,746            39,142            27,616            34,771
    After five years                                            46,867            45,563            40,670            37,922
    Total long-term loans                                      104,232           103,492            91,167            89,113



    At 30 June 2006, the Group and the Company had secured loans from third parties amounting to RMB 62 million (2005: RMB 35 million) and RMB nil (2005: RMB 13 million) respectively. At 30 June 2006, the Group had loans secured by long-term investments from third parties amounting to RMB 3,722 million (2005: RMB 3,899 million). All long-term other loans are unsecured.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

27  DEBENTURES PAYABLE



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Short-term corporate bonds (i)                              10,891             9,921             9,900             9,921
    Corporate bonds (ii)                                         3,500             3,500             3,500             3,500



    (i)The Company issued six-month corporate bonds with a face value at RMB 10 billion to corporate investors in PRC debenture market on 24 October 2005, at a discounted value of RMB 98.75 per RMB 100 par value. The effective yield of the bonds was 2.54% per annum. The Company redeemed the bonds at face value in April 2006.

       A subsidiary of the Company issued 270-day corporate bonds with a face value at RMB 1 billion to corporate investors in PRC debenture market on 23 February 2006, at a discounted value of RMB 97.78 per RMB 100 par value. The bonds have an effective yield of 3.07% per annum and mature in November 2006.

       The Company issued 183-day corporate bonds with a face value at RMB 10 billion to corporate investors in PRC debenture market on 16 May 2006, at a discounted value of RMB 98.68 per RMB 100 par value. The bonds have an effective yield of 2.67% per annum and mature in November 2006.

    (ii) The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004 with a fixed interest rate at 4.61% per annum and annual interest payment schedule. Interest payable for the current period was included in accrued expenses.

28  OTHER LONG-TERM LIABILITIES
    Other long-term liabilities primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and payables for specific research and development projects.

29  SHARE CAPITAL



                                                                              The Group and the Company
                                                                              At 30 June    At 31 December
                                                                                    2006              2005
                                                                            RMB millions      RMB millions

    Registered, issued and fully paid:
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                 67,122            67,122
    16,780,488,000 H shares of RMB 1.00 each                                      16,780            16,780
    2,800,000,000 A shares of RMB 1.00 each                                        2,800             2,800
                                                                                  86,702            86,702



    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in the Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$
    20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic ordinary shares and H shares rank pari passu in all material aspects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

30  CAPITAL RESERVE
    The movements in capital reserve are as follows:



                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Capital reserve                                             37,121            37,121            37,797            37,797
--------------------------------------------------------------------------------------------------------------------------------



    The capital reserve represents mainly: (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) share premiums, representing the excess of cash paid by investors over their proportionate shares in share capital in connection with the issuances of H shares and A shares by the Company.

31  SURPLUS RESERVES
    Movements in surplus reserves are as follows:


                                                                              The Group and the Company
                                                             Statutory         Statutory     Discretionary
                                                               surplus            public           surplus
                                                               reserve      welfare fund           reserve             Total
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    At 1 January 2005                                            9,558             9,558             7,000            26,116
    Appropriation of net profit                                  3,956             3,956                --             7,912
    At 31 December 2005                                         13,514            13,514             7,000            34,028
    At 1 January 2006                                           13,514            13,514             7,000            34,028
    Appropriation of net profit                                  2,068                --                --             2,068
    Statutory public welfare fund transferred
       to statutory surplus reserve (Note)                      13,514           (13,514)               --                --
    At 30 June 2006                                             29,096                 --             7,000            36,096





    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund; and

    (c) after the transfer to the statutory surplus reserve and the statutory public welfare fund, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.

  Note: According to the Company Law of the PRC which was revised on 27 October 2005, the Company is no longer required to make profit appropriation to the statutory public welfare fund commencing from 1 January 2006. Pursuant to the notice "Cai Qi [2006] No. 67" issued by the MOF, the balance of this fund as at 31 December 2005 was transferred to the statutory surplus reserve.

32  INCOME FROM PRINCIPAL OPERATIONS
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 45.

    For the six-month period ended 30 June 2006, revenue from sales to top five customers amounted to RMB 37,239 million (2005: RMB 26,877 million) which accounted for 8% (2005: 7%) of income from principal operations of the Group.

33  SALES TAXES AND SURCHARGES




                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Consumption tax                                              6,644             5,906             4,948             4,278
    Special oil income levy                                      3,652                --             3,554                --
    City construction tax                                        1,409             1,332             1,109               652
    Education surcharge                                            694               649               535               325
    Resources tax                                                  407               221               394                58
    Business tax                                                   112                96                86                73
    Total                                                       12,918             8,204            10,626             5,386


34  FINANCIAL EXPENSES

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Interest expenses incurred                                   4,176             3,399             2,907             2,195
    Less: Capitalised interest expenses                           (254)             (268)             (209)             (172)
    Net interest expenses                                        3,922             3,131             2,698             2,023
    Interest income                                               (250)             (168)             (120)              (57)
    Foreign exchange losses                                         52                40                39                17
    Foreign exchange gains                                        (202)             (151)              (75)             (131)
    Total                                                        3,522             2,852             2,542             1,852




35  EXPLORATION EXPENSES
    Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

36  INVESTMENT INCOME/(LOSS)



                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Investment income accounted for under the cost method          172                97                12                17
    Amortisation of equity investment differences                 (394)           (1,169)             (395)           (1,170)
    Impairment losses of investment                                (41)              (35)               (4)               --
    Investment income accounted for under the equity method        447               365             7,232            22,087
    Total                                                          184              (742)            6,845            20,934



37  NON-OPERATING EXPENSES

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Loss on disposal of fixed assets                                43               109                24                88
    Impairment losses on fixed assets                               34               397                 5                 5
    Fines, penalties and compensation                               37               111                33               107
    Donations                                                       40               128                31               105
    Employee reduction expenses (Note)                              48               100                17                --
    Others                                                         472               264               358               127
    Total                                                          674             1,109               468               432



  Note: During the six-month period ended 30 June 2006, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 48 million (2005: RMB 100 million) relating to the reduction of approximately 1,000 employees (2005: 1,800 employees).

38  INCOME TAX



                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Provision for PRC income tax for the period                  9,819             9,438             9,851             6,865
    Deferred taxation                                              (95)             (747)             (139)            1,317
    Adjustment for provision for income tax
       in respect of proceeding year                               240               477               240               512
    Total                                                        9,964             9,168             9,952             8,694



39  DIVIDENDS
    (a)Dividends of ordinary shares declared after the balance sheet date

       Pursuant to the Articles of Association of the Company and the resolution passed at the Board of Directors' meeting on 25 August 2006, an interim dividend for the year ending 31 December 2006 of RMB 0.04 (2005: RMB0.04) per share totalling RMB 3,468 million (2005: RMB3,468 million) was declared.

    (b)Dividends of ordinary shares declared during the period

       Pursuant to the shareholders' approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

       Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

40  RELATED PARTIES AND RELATED PARTY TRANSACTIONS
    (a)Related parties having the ability to exercise control over the Group

       The name of the company          :        China Petrochemical Corporation
       Registered address               :        No. 6A, Huixin East Street,
                                                 Chaoyang District, Beijing
       Principal                                 activities : Processing crude
                                                 oil into refined products and
                                                 petrochemical products,
                                                 petrochemical products which
                                                 include: petrochemical
                                                 products made from crude oil
                                                 and natural gas; production,
                                                 sale and import and export of
                                                 synthetic fibre and synthetic
                                                 fibre monomer.
       Relationship with the Group      :        Ultimate holding company
       Types of legal entity            :        State-owned
       Authorised representative        :        Chen Tonghai
       Registered capital               :        RMB 104,912 million

       There is no movement in the above registered capital for the period ended 30 June 2006.

       At 30 June 2006, Sinopec Group Company held 71.23% shares of the Company and there is no change on percentage shareholding during this reporting period.

    (b)Related parties not having the ability to exercise control over the Group

       Related parties under common control of a parent company with the
       Company: Sinopec Finance Company Limited Qingdao Petrochemical Company Sinopec Shengli Petroleum Administration Bureau Guangdong Nanhua Petroleum Company Limited Zhanjiang Dongxing Petroleum Corporation Company Limited Jinling Petrochemical Company Limited Baling Petrochemical Company Limited Sinopec Zhongyuan Petroleum Exploration Bureau

       Associates of the Company:
       Sinopec Railway Oil Marketing Company Limited
       Sinopec Changjiang Fuel Company Limited
       China Shipping & Sinopec Suppliers Company Limited

       Jointly controlled entities of the Group:
       Shanghai Secco Petrochemical Company Limited
       BASF-YPC Company Limited
       Yueyang Sinopec and Shell Coal Gasification Company Limited Block A Oil Field in the Western Area Chengdao in Bohai Bay

    (c)The principal related party transactions carried out in the ordinary course of business are as follows:


                                                                                              Six-month periods ended 30 June
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions

       Sales of goods                                                             (i)               54,716            36,976
       Purchases                                                                 (ii)               30,243            20,134
       Transportation and storage                                                (iii)                 777               893
       Exploration and development services                                      (iv)                9,490             7,692
       Production related services                                                (v)                4,795             3,757
       Ancillary and social services                                             (vi)                  842               912
       Operating lease charges                                                   (vii)               1,715             1,565
       Agency commission income                                                 (viii)                  33                29
       Intellectual property license fee paid                                    (ix)                    --                 9
       Interest received                                                          (x)                   21                21
       Interest paid                                                             (xi)                  487               507
       Net deposits withdrawn from related parties                               (xii)               3,483             2,874
       Net loans obtained from/(paid to) related parties                        (xiii)               5,983            (3,325)



       The amounts set out in the table above in respect of the six-month periods ended 30 June 2006 and 2005 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

       At 30 June 2006 and 31 December 2005, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

       Notes:

     (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

     (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

     (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

     (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

     (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

     (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

     (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipments.

     (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of goods of certain entities owned by Sinopec Group Company.

     (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

     (x)Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

     (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

     (xii) Deposits withdrawn from related parties represent net deposits withdrawn from Sinopec Finance Company Limited.

     (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for the six-month period ended 30 June 2006, which is based on monthly average balances, was RMB 44,240 million (2005: RMB 42,518 million).

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the period ended 30 June 2006. The terms of these agreements are summarised as follows:

     (a) The Company entered into an Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

          o  the government-prescribed price;

          o where there is no government-prescribed price, the government guidance price;

          o where there is neither a government-prescribed price nor a government guidance price, the market price; or

          o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

     (b) The Company has entered into an Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

     (c) The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,557 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

     (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

     (e) The Company has entered into a service station franchise agreement with Sinopec Group Company under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

    (d)Balances with related parties

       The balances with the Group's related parties at 30 June 2006 and 31 December 2005 are as follows:



                                                           The ultimate holding company          Other related companies
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2006              2005              2006              2005
                                                          RMB millions      RMB millions      RMB millions      RMB millions

       Cash and cash equivalents                                  --                 --             1,106             4,589
       Trade accounts receivable                                  --                 --             3,038             4,126
       Advance payments and other receivables                  1,500              1,507             2,329             1,986
       Trade accounts payable                                     --                 --             2,908             3,005
       Receipts in advance                                        --                 --             1,467             1,726
       Other creditors                                         6,461                986             4,200             4,432
       Short-term loans                                           --                 --             7,121               732
       Long-term loans (including current portion) (Note)         --                 --            39,627            40,033




     Note: The Sinopec Group Company had lent an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

41  PRINCIPAL SUBSIDIARIES
    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the six-month period ended 30 June 2006. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the
    Group:



                                                            Percentage of
                                             Registered   equity interest
                                        capital/paid-up       held by the
    Name of enterprise                           capital            Group    Principal activities
                                            RMB millions                %

    China Petrochemical International              1,704        00.00      Trading of crude oil and petrochemical products
        Company Limited

    Sinopec Sales Company Limited                  1,700        00.00      Marketing and distribution of refined petroleum products

    Sinopec Zhenhai Refining and Chemical          2,524        00.00      Manufacturing of intermediate petrochemical products
        Company Limited ("Sinopec Zhenhai") (i)                            and petroleum products

    Sinopec Qilu Petrochemical Company             1,950        99.76      Manufacturing of intermediate petrochemical products
        Limited ("Sinopec Qilu") (ii)                                      and petroleum products

    Sinopec Yangzi Petrochemical Company           2,330        99.81      Manufacturing of intermediate petrochemical products
        Limited ("Sinopec Yangzi") (ii)                                    and petroleum products

    Sinopec Zhongyuan Petroleum Company              875        99.35      Exploration and production of crude oil and natural gas
        Limited ("Sinopec Zhongyuan") (ii)

    Shengli Oil Field Dynamic Company                364        97.71      Exploration and production of crude oil and distribution
        Limited ("Dynamic") (ii)                                           of petrochemical products

    Sinopec Fujian Petrochemical Company           2,253        50.00      Manufacturing of plastics, intermediate petrochemical
        Limited (iii)                                                      products and petroleum products

    Sinopec Shanghai Petrochemical                 7,200        55.56      Manufacturing of synthetic fibres, resin and plastics,
    Company Limited                                                        intermediate petrochemical products and
                                                                           petroleum products

    Sinopec Shijiazhuang Refining Chemical         1,154        79.73      Manufacturing of intermediate petrochemical products
        Company Limited                                                    and petroleum products

    Sinopec Kantons Holdings Limited              HK$104        72.40      Trading of crude oil and petroleum products
    Sinopec Wuhan Petroleum Group Company            147        46.25      Marketing and distribution of refined petroleum products
        Limited (iii)

    Sinopec Wuhan Phoenix Company                    519        40.72      Manufacturing of petrochemical products and petroleum
        Limited (iii)                                                      products

    Sinopec Yizheng Chemical Fibre Company         4,000        42.00      Production  and  sale of  polyester  chips
    fibres                                                                 and  polyester
        Limited (iii)


    Zhongyuan Petrochemical Company Limited        2,400        93.51      Manufacturing of chemical products

    Sinopec Shell (Jiangsu) Petrochemical            830        60.00      Marketing and distribution of refined petroleum products
        Marketing Company Limited

    BP Sinopec (Zhejiang) Petrochemical              800        60.00      Marketing and distribution of refined petroleum products
        Company Limited

    Sinopec Qingdao Refining and Chemical            800        85.00      Manufacturing of intermediate petrochemical products
        Company Limited                                                    and petroleum products

    (i) During the period, the Group acquired the entire 723,754,468 H shares, representing approximately 28.7% of the issued share capital of Sinopec Zhenhai at HK$ 10.60 per share. The total consideration required to be paid by the Group is approximately RMB 7,930 million which will be settled in cash. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities (on a proportionate share) was RMB 4,043 million, which was recorded as equity investment differences.

    (ii) During the period, the Group acquired the shares not held by the Group in Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic of 17.71%, 14.83%, 28.50%, and 71.38%, respectively. The total consideration paid by the Group was approximately RMB 14,041 million which was settled in cash. The excess of the cost of purchase over the share of carrying value of the underlying assets and liabilities was RMB 7,766 million, which was recorded as equity investment differences.

    (iii) The Company consolidated the results of these entities because the Company controlled the board of these entities and had the power to govern their financial and operating policies.

42  PRINCIPAL JOINTLY CONTROLLED ENTITIES
    At 30 June 2006, the Group's and the Company's principal jointly controlled entities are as follows:


                                                                                    Percentage
                                                                    Percentage       of equity
                                                                     of equity        interest
                                                                     interest      held by the
                                             Registered capital/   held by the       Company's
     Name of jointly controlled entities         paid-up capital       Company    subsidiaries    Principal activities
                                                                             %               %

    Shanghai Secco Petrochemical              Registered capital         30.00           20.00    Manufacturing and distribution
        Company Limited                          USD 901,440,964                                  of petrochemical products
    ----------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited                  Registered capital         30.00           10.00    Manufacturing and distribution
                                               RMB 8,793,000,000                                  of petrochemical products
    ----------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal            Registered capital         50.00              --    Manufacturing and distribution
        Gasification Company Limited              USD 45,588,700                                  of industrial gas
    ----------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western                          --            --           43.00    Exploration and production of
        Area Chengdao in Bohai Bay                                                                crude oil and natural gas
    ----------------------------------------------------------------------------------------------------------------------------

43  COMMITMENTS

    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2006, the future minimum lease payments of the Group and the Company under operating leases are as follows:


                                                          The Group                               The Company
                                                At 30 June       At 31 December           At 30 June       At 31 December
                                                      2006                 2005                 2006                 2005
                                              RMB millions         RMB millions         RMB millions         RMB millions

    Within one year                                  3,665                3,593                3,447                3,424
    --------------------------------------------------------------------------------------------------------------------------
    Between one and two years                        3,480                3,442                3,369                3,363
    --------------------------------------------------------------------------------------------------------------------------
    Between two and three years                      3,417                3,388                3,333                3,319
    --------------------------------------------------------------------------------------------------------------------------
    Between three and four years                     3,383                3,357                3,304                3,292
    --------------------------------------------------------------------------------------------------------------------------
    Between four and five years                      3,318                3,353                3,252                3,290
    --------------------------------------------------------------------------------------------------------------------------
    After five years                                93,831               95,176               92,294               93,601
    --------------------------------------------------------------------------------------------------------------------------
    TOTAL                                          111,094              112,309              108,999              110,289
    ==========================================================================================================================

    Capital commitments
    At 30 June 2006, capital commitments are as follows:


                                                                                               At 30 June       At 31 December
                                                                                                     2006                 2005
                                                                                             RMB millions         RMB millions

    THE GROUP
    --------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                  61,682               71,666
    --------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                              64,617               84,213
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                  126,299              155,879
    --------------------------------------------------------------------------------------------------------------------------
    JOINTLY CONTROLLED ENTITIES
    --------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   2,018                2,160
    --------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                                   4                   60
                                                                                                    2,022                2,220
    --------------------------------------------------------------------------------------------------------------------------
    THE COMPANY
    --------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                  50,841               55,496
    --------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                              35,507               45,938
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                   86,348              101,434
    ==========================================================================================================================

    These capital commitments relate to oil and gas exploration and development, refining and chemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 12 million for the period ended 30 June 2006 (2005: RMB 25 million).

    Estimated future annual payments are as follows:

                                                          The Group                               The Company
                                                At 30 June       At 31 December           At 30 June       At 31 December
                                                      2006                 2005                 2006                 2005
                                              RMB millions         RMB millions         RMB millions         RMB millions

    Within one year                                    158                  107                  158                   74
    --------------------------------------------------------------------------------------------------------------------------
    Between one and two years                          101                  112                  101                   81
    --------------------------------------------------------------------------------------------------------------------------
    Between two and three years                         64                   59                   64                   49
    --------------------------------------------------------------------------------------------------------------------------
    Between three and four years                        63                   67                   63                   58
    --------------------------------------------------------------------------------------------------------------------------
    Between four and five years                         31                   56                   31                   49
    --------------------------------------------------------------------------------------------------------------------------
    After five years                                   236                  239                  236                  108
    --------------------------------------------------------------------------------------------------------------------------
    TOTAL                                              653                  640                  653                  419
    ==========================================================================================================================

44  CONTINGENT LIABILITIES
    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 30 June 2006, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

                                                        The Group                               The Company
                                              At 30 June       At 31 December           At 30 June       At 31 December
                                                    2006                 2005                 2006                 2005
                                            RMB millions         RMB millions         RMB millions         RMB millions
        Subsidiaries                                  --                    --                2,561                2,583
        ------------------------------------------------------------------------------------------------------------------------
        Associates and jointly
          controlled entities                         95                   79               11,959               11,986
        ------------------------------------------------------------------------------------------------------------------------
        Total                                         95                   79               14,520               14,569
        ========================================================================================================================

        The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2006 and 31 December 2005, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditure for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 667 million for the period ended 30 June 2006 (2005: RMB 107 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management is of the opinion that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

45  SEGMENTAL INFORMATION
    The Group has five operating segments as follows:

    (i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the Refining Segment of the Group and external customers.

    (ii) Refining - which processes and purifies crude oil, which is sourced from the Exploration and Production Segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and Marketing and Distribution Segments of the Group and external customers.

    (iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

    (v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the significant accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's operating segments is as follows:


                                                                                     Six-month periods
                                                                                        ended 30 June
                                                                                      2006                 2005
                                                                              RMB millions         RMB millions

    Income from principal operations
    ------------------------------------------------------------------------------------------------------------
    Exploration and production
    ------------------------------------------------------------------------------------------------------------
        External sales                                                              12,135                8,651
    ------------------------------------------------------------------------------------------------------------
        Inter-segment sales                                                         53,362               35,745
    ------------------------------------------------------------------------------------------------------------
                                                                                    65,497               44,396
    ------------------------------------------------------------------------------------------------------------
    Refining
    ------------------------------------------------------------------------------------------------------------
        External sales                                                              48,681               37,083
    ------------------------------------------------------------------------------------------------------------
        Inter-segment sales                                                        220,301              172,035
    ------------------------------------------------------------------------------------------------------------
                                                                                   268,982              209,118
    ------------------------------------------------------------------------------------------------------------
    Marketing and distribution
    ------------------------------------------------------------------------------------------------------------
        External sales                                                             273,153              206,763
    ------------------------------------------------------------------------------------------------------------
        Inter-segment sales                                                          1,962                1,320
    ------------------------------------------------------------------------------------------------------------
                                                                                   275,115              208,083
    ------------------------------------------------------------------------------------------------------------
    Chemicals
    ------------------------------------------------------------------------------------------------------------
        External sales                                                              92,673               74,731
    ------------------------------------------------------------------------------------------------------------
        Inter-segment sales                                                          5,271                8,335
    ------------------------------------------------------------------------------------------------------------
                                                                                    97,944               83,066
    ------------------------------------------------------------------------------------------------------------
    Others
    ------------------------------------------------------------------------------------------------------------
        External sales                                                              55,346               32,020
    ------------------------------------------------------------------------------------------------------------
        Inter-segment sales                                                         38,335               21,228
    ------------------------------------------------------------------------------------------------------------
                                                                                    93,681               53,248
    ------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                            (319,231)            (238,663)
    ------------------------------------------------------------------------------------------------------------

    ------------------------------------------------------------------------------------------------------------
    Consolidated income from principal operations                                  481,988              359,248
    ------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges
    ------------------------------------------------------------------------------------------------------------
    Exploration and production                                                      24,457               17,920
    ------------------------------------------------------------------------------------------------------------
    Refining                                                                       284,044              208,147
    ------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                     253,015              190,761
    ------------------------------------------------------------------------------------------------------------
    Chemicals                                                                       87,039               68,283
    ------------------------------------------------------------------------------------------------------------
    Others                                                                          92,217               52,619
    ------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment cost of sales                                    (318,556)            (236,345)
    ------------------------------------------------------------------------------------------------------------
    Consolidated cost of sales, sales taxes and surcharges                         422,216              301,385
    ------------------------------------------------------------------------------------------------------------
    Profit from principal operations
    ------------------------------------------------------------------------------------------------------------
    Exploration and production                                                      39,647               23,738
    ------------------------------------------------------------------------------------------------------------
    Refining                                                                       (14,344)               1,391
    ------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                      22,100               17,322
    ------------------------------------------------------------------------------------------------------------
    Chemicals                                                                       10,905               14,783
    ------------------------------------------------------------------------------------------------------------
    Others                                                                           1,464                  629
    ------------------------------------------------------------------------------------------------------------
    Consolidated profit from principal operations                                   59,772               57,863
    ============================================================================================================

46  POST BALANCE SHEET EVENTS
    On 10 July 2006, one of the subsidiaries of the Group, Sinopec Kantons Holdings Limited, entered into two equity acquisition agreements with Guangzhou Petrochemical Plant ("GPC"), a wholly-owned subsidiary of Sinopec Group Company, and Guangzhou Zhong Guan An Tai Petrochemical Company Limited ("GZGAT"), a wholly-owned subsidiary of GPC. Pursuant to the agreements, the Group will acquire 30% of the equity interests of Hua De Petrochemical Company Limited ("Huade") from GPC at a cash consideration of RMB 594 million and the remaining 10% of the equity interests of Kantons Gas Station Investment and Management Company Limited ("KGSIM") from GZGAT at a cash consideration of RMB 17 million. These transactions were approved by the independent shareholders of Sinopec Kantons Holdings Limited on 18 August 2006 and are subject to the approval from the relevant PRC governmental and regulatory bodies.

47  EXTRAORDINARY GAINS AND LOSSES
    Pursuant to "Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 -- Extraordinary gain and loss" (2004 revised), the extraordinary gains and losses of the Group are as follows:


                                                                                                       Six-month periods
                                                                                                          ended 30 June
                                                                                                        2006                 2005
                                                                                                RMB millions         RMB millions

    Extraordinary gains and losses for the period:
    -------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of fixed assets                                                                      43                  109
    -------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                                           48                  100
    -------------------------------------------------------------------------------------------------------------------------------
    Donations                                                                                             40                  128
    -------------------------------------------------------------------------------------------------------------------------------
    (Gain)/ loss on disposal of long-term equity investments                                             (24)                   1
    -------------------------------------------------------------------------------------------------------------------------------
    Other non-operating income and expenses, excluding impairment losses on long-lived assets            377                  242
    -------------------------------------------------------------------------------------------------------------------------------
    Written back of provisions for impairment losses in previous years                                  (339)                (516)
    -------------------------------------------------------------------------------------------------------------------------------
    Tax effect                                                                                           (48)                 (21)
    -------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                                                                 97                   43
    ===============================================================================================================================


48  OTHER SIGNIFICANT EVENTS
    The Group had no any other significant event required to disclose as at the approval date of these financial statements.

REPORT OF THE INTERNATIONAL AUDITORS

[KPMG LOGO GRAPHIC OMITTED]

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the interim financial statements on pages 77 to 109 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of interim financial statements which give a true and fair view. In preparing interim financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those interim financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the interim financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the interim financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the interim financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the interim financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2006 and of the Group's profit and cash flows for the six-month period ended 30 June 2006 and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.






KPMG
Certified Public Accountants
Hong Kong, China, 25 August 2006

(B) INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")CONSOLIDATED INCOME STATEMENT for the six-month period ended 30 June 2006
     (Amounts in millions, except per share data)


                                                                                                  Six-month periods
                                                                                                    ended 30 June
                                                                               Note               2006                 2005
                                                                                                   RMB                  RMB
Turnover and other operating revenues
----------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                     3             481,988              359,248
----------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                     4              11,140                9,206
----------------------------------------------------------------------------------------------------------------------------
                                                                                               493,128              368,454
----------------------------------------------------------------------------------------------------------------------------
Operating expenses
----------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                         (400,215)            (283,036)
----------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                 5             (16,429)             (15,510)
----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                   (16,504)             (15,155)
----------------------------------------------------------------------------------------------------------------------------
    Exploration expenses, including dry holes                                                   (3,085)              (3,355)
----------------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                           6              (9,197)              (8,536)
----------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                  7                 (48)                (100)
----------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                  8             (12,918)              (8,204)
----------------------------------------------------------------------------------------------------------------------------
    Other operating expenses, net                                                9                (494)                (876)
----------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                                                              (458,890)            (334,772)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                34,238               33,682
----------------------------------------------------------------------------------------------------------------------------
Finance costs
----------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                            10              (3,542)              (2,845)
----------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                250                  168
----------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                                                        (52)                 (40)
----------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                                         202                  151
----------------------------------------------------------------------------------------------------------------------------
        Net finance costs                                                                       (3,142)              (2,566)
----------------------------------------------------------------------------------------------------------------------------
Investment income                                                                                  131                   62
----------------------------------------------------------------------------------------------------------------------------

Share of profits less losses from associates                                                       447                  536
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                          31,674               31,714
----------------------------------------------------------------------------------------------------------------------------
Taxation                                                                        11             (10,110)              (9,945)
----------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                           21,564               21,769
----------------------------------------------------------------------------------------------------------------------------
Attributable to:
----------------------------------------------------------------------------------------------------------------------------
    Equity shareholders of the Company                                                          21,406               19,653
----------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                                             158                2,116
----------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                           21,564               21,769
----------------------------------------------------------------------------------------------------------------------------
Dividend payable to equity shareholders of the Company
  attributable to the period:
----------------------------------------------------------------------------------------------------------------------------
Interim dividend declared after the balance sheet date                          12               3,468                3,468
----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                        13                0.25                 0.23
============================================================================================================================



The notes on pages 82 to 109 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
at 30 June 2006
(Amounts in millions)


                                                                                            At 30 June       At 31 December
                                                                         Note                     2006                 2005
                                                                                                   RMB                  RMB
Non-current assets
----------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                         14                   315,737              314,573
----------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                              15                    62,879               48,267
----------------------------------------------------------------------------------------------------------------------------
    Goodwill                                                              16                    13,934                2,203
----------------------------------------------------------------------------------------------------------------------------
    Investments                                                           17                     3,150                2,926
----------------------------------------------------------------------------------------------------------------------------
    Interest in associates                                                18                    10,693                9,217
----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                   24                     6,167                6,072
----------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                                            1,935                1,908
----------------------------------------------------------------------------------------------------------------------------
    Long-term prepayments and other assets                                20                     7,250                6,864
----------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                       421,745              392,030
----------------------------------------------------------------------------------------------------------------------------
Current assets
----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                    9,939               13,745
----------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                      838                1,002
----------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                             21                    17,449               14,532
----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                      21                     7,825                7,143
----------------------------------------------------------------------------------------------------------------------------
    Inventories                                                           22                   105,894               89,474
----------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                             23                    23,225               19,395
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           165,170              145,291
----------------------------------------------------------------------------------------------------------------------------
Current liabilities
----------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                      25                    65,199               40,411
----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries              25                     7,295                  832
----------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                26                    50,636               52,967
----------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                         26                    27,198               23,243
----------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                   27                    60,903               48,167
----------------------------------------------------------------------------------------------------------------------------
    Income tax payable                                                                           3,934                5,029
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                      215,165              170,649
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                        (49,995)             (25,358)
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                          371,750              366,672
----------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
----------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                       25                    68,279               67,059
----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries              25                    39,453               39,933
----------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                              24                     6,048                5,902
----------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                              784                  782
----------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                  114,564              113,676
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                               257,186              252,996
----------------------------------------------------------------------------------------------------------------------------
Equity
----------------------------------------------------------------------------------------------------------------------------
    Share capital                                                         28                    86,702               86,702
----------------------------------------------------------------------------------------------------------------------------
    Reserves                                                                                   150,457              136,854
----------------------------------------------------------------------------------------------------------------------------
Total equity attributable to equity shareholders of the Company                                237,159              223,556
----------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                              20,027               29,440
----------------------------------------------------------------------------------------------------------------------------
Total equity                                                                                   257,186              252,996
============================================================================================================================

Approved and authorised for issue by the board of directors on 25 August 2006.



CHEN TONGHAI                 WANG TIANPU                           DAI HOULIANG
Chairman                     Director and President                Director, Senior Vice President
                                                                   and Chief Financial Officer




The notes on pages 82 to 109 form part of these interim financial statements.

CONSOLIDATED CASH FLOW STATEMENT for the six-month period ended 30 June 2006 (Amounts in millions)


                                                                                                   Six-month periods
                                                                                                     ended 30 June
                                                                               Note                2006                 2005
                                                                                                    RMB                  RMB
Net cash generated from operating activities                                    (a)              21,478               21,082
-----------------------------------------------------------------------------------------------------------------------------
Investing activities
-----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure                                                                         (27,212)             (22,341)
-----------------------------------------------------------------------------------------------------------------------------
    Exploratory wells expenditure                                                                (3,351)              (3,027)
-----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure by jointly controlled entities                                             (238)              (1,896)
-----------------------------------------------------------------------------------------------------------------------------
    Purchase of investments and investments in associates                                        (2,048)                (505)
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of investments and investments in associates                             163                   63
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of property, plant and equipment                                         166                  201
-----------------------------------------------------------------------------------------------------------------------------
    Acquisitions of minority interests in subsidiaries                                          (21,971)              (4,088)
-----------------------------------------------------------------------------------------------------------------------------
    Purchase of time deposits with financial institutions                                          (465)                (334)
-----------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                           629                  527
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                           (54,327)             (31,400)
-----------------------------------------------------------------------------------------------------------------------------
Financing activities
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans                                                          342,626              292,505
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans of jointly controlled entities                                39                2,603
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds of issuance of corporate bonds                                                      10,846                    --
-----------------------------------------------------------------------------------------------------------------------------
    Repayments of bank and other loans                                                         (312,086)            (281,804)
-----------------------------------------------------------------------------------------------------------------------------
    Repayments of corporate bonds                                                               (10,000)                   --
-----------------------------------------------------------------------------------------------------------------------------
    Distributions to minority interests                                                            (215)                (514)
-----------------------------------------------------------------------------------------------------------------------------
    Contributions from minority interests                                                            82                   86
-----------------------------------------------------------------------------------------------------------------------------
    Dividend paid                                                                                (2,242)              (2,195)
-----------------------------------------------------------------------------------------------------------------------------
    Distributions to Sinopec Group Company                                                            --               (3,128)
-----------------------------------------------------------------------------------------------------------------------------
Net cash generated from financing activities                                                     29,050                7,553
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                                        (3,799)              (2,765)
-----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes                                                              (7)                   --
Cash and cash equivalents at 1 January                                                           13,745               16,381
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at 30 June                                                              9,939               13,616
=============================================================================================================================





The notes on pages 82 to 109 form part of these interim financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the six-month period ended 30 June 2006
(Amounts in millions)


(a) Reconciliation of profit before taxation to net cash generated from operating activities


                                                                                               Six-month periods
                                                                                                 ended 30 June
                                                                                            2006                 2005
                                                                                             RMB                  RMB
    Operating activities
----------------------------------------------------------------------------------------------------------------------
        Profit before taxation                                                            31,674               31,714
----------------------------------------------------------------------------------------------------------------------
        Adjustments for:
----------------------------------------------------------------------------------------------------------------------
        Depreciation, depletion and amortisation                                          16,504               15,155
----------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                     1,398                1,325
----------------------------------------------------------------------------------------------------------------------
        Share of profits less losses from associates                                        (447)                (536)
----------------------------------------------------------------------------------------------------------------------
        Investment income                                                                   (131)                 (62)
----------------------------------------------------------------------------------------------------------------------
        Interest income                                                                     (250)                (168)
----------------------------------------------------------------------------------------------------------------------
        Interest expense                                                                   3,542                2,845
----------------------------------------------------------------------------------------------------------------------
        Unrealised foreign exchange gains                                                    (54)                (150)
----------------------------------------------------------------------------------------------------------------------
        Loss on disposal of property, plant and equipment, net                                13                   20
----------------------------------------------------------------------------------------------------------------------
        Impairment losses on long-lived assets                                                34                  397
----------------------------------------------------------------------------------------------------------------------
    Operating profit before changes in working capital                                    52,283               50,540
----------------------------------------------------------------------------------------------------------------------
        Increase in trade accounts receivable                                             (2,710)              (5,488)
----------------------------------------------------------------------------------------------------------------------
        Increase in bills receivable                                                        (662)                (544)
----------------------------------------------------------------------------------------------------------------------
        Increase in inventories                                                          (15,615)             (14,957)
----------------------------------------------------------------------------------------------------------------------
        Increase in prepaid expenses and other current assets                             (3,778)                (522)
----------------------------------------------------------------------------------------------------------------------
        Decrease/(increase) in lease prepayments                                              26                 (295)
----------------------------------------------------------------------------------------------------------------------
        Increase in long-term prepayments and other assets                                  (672)              (1,451)
----------------------------------------------------------------------------------------------------------------------
        (Decrease)/increase in trade accounts payable                                     (2,540)               9,984
----------------------------------------------------------------------------------------------------------------------
        Increase/(decrease) in bills payable                                               3,900               (3,904)
----------------------------------------------------------------------------------------------------------------------
        Increase in accrued expenses and other payables                                    5,845                3,050
----------------------------------------------------------------------------------------------------------------------
        Increase/(decrease) in other liabilities                                               2                 (117)
----------------------------------------------------------------------------------------------------------------------
    Cash generated from operations                                                        36,079               36,296
----------------------------------------------------------------------------------------------------------------------
        Interest received                                                                    251                  168
----------------------------------------------------------------------------------------------------------------------
        Interest paid                                                                     (4,035)              (3,320)
----------------------------------------------------------------------------------------------------------------------
        Investment and dividend income received                                              380                  362
----------------------------------------------------------------------------------------------------------------------
        Income tax paid                                                                  (11,197)             (12,424)
----------------------------------------------------------------------------------------------------------------------
    Net cash generated from operating activities                                          21,478               21,082
======================================================================================================================


The notes on pages 82 to 109 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the six-month period ended 30 June 2006
(Amounts in millions)





                                                                                                                         Statutory
                                                                  Share      Capital          Share     Revaluation        surplus
                                                                capital      reserve        premium         reserve        reserve
                                                                    RMB          RMB            RMB             RMB            RMB
Balance at 1 January 2005                                        86,702      (19,217)        18,072          27,998          9,558
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                 -            -              -               -              -
Final dividend for 2004 (Note 12)                                     -            -              -               -              -
Appropriation (Note (a) and (b))                                      -            -              -               -          1,804
Revaluation surplus realised                                          -            -              -             (60)             -
Realisation of deferred tax on land use rights                        -            -              -               -              -
Acquisitions of minority interests in subsidiaries                    -            -              -               -              -
Distributions to minority interests net of contributions              -            -              -               -              -
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 30 June 2005                                          86,702      (19,217)        18,072          27,938         11,362
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2006                                        86,702      (19,217)        18,072          26,342         13,514
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                 -            -              -               -              -
Final dividend for 2005 (Note 12)                                     -            -              -               -              -
Appropriation (Note (a))                                              -            -              -               -          2,068
Statutory public welfare fund transferred to
    statutory surplus reserve (Note (b))                              -            -              -               -         13,514
-----------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised                                          -            -              -             (57)             -
Realisation of deferred tax on land use rights                        -            -              -               -              -
Acquisitions of minority interests in subsidiaries (Note 16)          -            -              -               -              -
Distributions to minority interests net of contributions              -            -              -               -              -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT 30 JUNE 2006                                          86,702      (19,217)        18,072          26,285         29,096
===================================================================================================================================


[table continued 1]



                                                                    Statutory
                                                                       public   Discretionary
                                                                      welfare         surplus          Other        Retained
                                                                         fund         reserve       reserves        earnings
                                                                          RMB             RMB            RMB             RMB
Balance at 1 January 2005                                               9,558           7,000            247          53,122
------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                       -               -              -          19,653
Final dividend for 2004 (Note 12)                                           -               -              -          (6,936)
Appropriation (Note (a) and (b))                                        1,804               -              -          (3,608)
Revaluation surplus realised                                                -               -              -              60
Realisation of deferred tax on land use rights                              -               -             (2)              2
Acquisitions of minority interests in subsidiaries                          -               -              -               -
Distributions to minority interests net of contributions                    -               -              -               -
------------------------------------------------------------------------------------------------------------------------------
Balance at 30 June 2005                                                11,362           7,000            245          62,293
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2006                                              13,514           7,000            242          77,387
------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                       -               -              -          21,406
Final dividend for 2005 (Note 12)                                           -               -              -          (7,803)
Appropriation (Note (a))                                                    -               -              -          (2,068)
Statutory public welfare fund transferred to
    statutory surplus reserve (Note (b))                              (13,514)              -              -               -
------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised                                                -               -              -              57
Realisation of deferred tax on land use rights                              -               -             (4)              4
Acquisitions of minority interests in subsidiaries (Note 16)                -               -              -               -
Distributions to minority interests net of contributions                    -               -              -               -
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT 30 JUNE 2006                                                     -           7,000            238          88,983
===================================================================================================================================



[table continued 2]


                                                                         Total equity
                                                                         attributable
                                                                            to equity
                                                                         shareholders
                                                                              of the         Minority          Total
                                                                              Company       interests         equity
                                                                                  RMB             RMB            RMB
Balance at 1 January 2005                                                     193,040          31,046        224,086
-----------------------------------------------------------------------------------------------------------------------
Profit for the period                                                          19,653           2,116         21,769
Final dividend for 2004 (Note 12)                                              (6,936)              -         (6,936)
Appropriation (Note (a) and (b))                                                    -               -              -
Revaluation surplus realised                                                        -               -              -
Realisation of deferred tax on land use rights                                      -               -              -
Acquisitions of minority interests in subsidiaries                                  -          (2,931)        (2,931)
Distributions to minority interests net of contributions                            -          (1,212)        (1,212)
-----------------------------------------------------------------------------------------------------------------------
Balance at 30 June 2005                                                       205,757          29,019        234,776
-----------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2006                                                     223,556          29,440        252,996
-----------------------------------------------------------------------------------------------------------------------
Profit for the period                                                          21,406             158         21,564
Final dividend for 2005 (Note 12)                                              (7,803)              -         (7,803)
Appropriation (Note (a))                                                            -               -              -
Statutory public welfare fund transferred to
    statutory surplus reserve (Note (b))                                            -               -              -
-----------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised                                                        -               -              -
Realisation of deferred tax on land use rights                                      -               -              -
Acquisitions of minority interests in subsidiaries (Note 16)                        -          (9,178)        (9,178)
Distributions to minority interests net of contributions                            -            (393)          (393)
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT 30 JUNE 2006                                                       237,159          20,027        257,186
-----------------------------------------------------------------------------------------------------------------------


Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the six-month period ended 30 June 2006, the Company transferred RMB 2,068 million (2005: RMB 1,804 million), being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(b) Before 1 January 2006, according to the Company's Articles of Association, the Company was required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund could only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. The transfer to this fund must be made before distribution of a dividend to shareholders.

    Pursuant to the Company's Articles of Associations and a resolution passed at the Directors' meeting on 26 August 2005, the directors authorised to transfer RMB 1,804 million for the six-month period ended 30 June 2005, being 10% of the net profit for the six-month period ended 30 June 2005 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

    According to the Company Law of the PRC which was revised on 27 October 2005, the Company is no longer required to make profit appropriation to the statutory public welfare fund commencing from 1 January 2006. Pursuant to the notice OCai Qi [2006] No. 67O issued by the Ministry of Finance, the balance of this fund as at 31 December 2005 was transferred to the statutory surplus reserve.

(c) The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d) According to the Company's Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 30 June 2006, the amount of retained earnings available for distribution was RMB 52,337 million (2005: RMB 20,591 million), being the amount determined in accordance with IFRS. Interim dividend of RMB 3,468 million (2005: RMB 3,468 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants.

(f) The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.





The notes on pages 82 to 109 form part of these interim financial statements.

NOTES ON THE INTERIM FINANCIAL STATEMENTS for the six-month period ended 30 June 2006

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation (the OCompanyO) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the OGroupO), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (the OPRCO). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the OReorganisationO) of China Petrochemical Corporation (OSinopec Group CompanyO), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the OPredecessor OperationsO).

    Basis of presentation
    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company (OSinopec National StarO) from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the OAcquisition of Sinopec National StarO).

    Pursuant to the resolution passed at the Directors' meeting on 28 October 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company (OSinopec MaomingO) from Sinopec Group Company, for a consideration of RMB 3.3 billion which was paid in 2004 (hereinafter referred to as the OAcquisition of Ethylene AssetsO).

    Pursuant to the resolution passed at the Directors' meeting on 29 December 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory (OXi'an PetrochemicalO) and Tahe Oilfield Petrochemical Factory (OTahe PetrochemicalO) from Sinopec Group Company, for considerations of RMB 221 million and RMB 135 million, respectively which were paid in 2004 (hereinafter referred to as the OAcquisition of Refining AssetsO).

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Group acquired the equity interest of Sinopec Group Tianjin Petrochemical Company (OTianjin PetrochemicalO), Sinopec Group Luoyang Petrochemical General Plant (OLuoyang PetrochemicalO), Zhongyuan Petrochemical Company Limited. (OZhongyuan PetrochemicalO), Sinopec Group Guangzhou Petrochemical General Plant (OGuangzhou PetrochemicalO) and certain catalyst plants (OCatalyst PlantsO) from Sinopec Group Company for a total consideration of RMB 3,128 million which was paid in 2005 (hereinafter referred to as the OAcquisition of Petrochemical and Catalyst AssetsO).

    As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisition of Sinopec National Star, the Acquisition of Ethylene Assets, the Acquisition of Refining Assets and the Acquisition of Petrochemical and Catalyst Assets are considered as Ocombination of entities under common controlO which are accounted in a manner similar to a pooling-of-interests (Oas-if pooling-of-interests accountingO). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants have been accounted for at historical cost. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company and the considerations paid by the Company for these acquisitions were treated as equity transactions.

    The accompanying interim financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board (OIASBO). IFRS includes International Accounting Standards (OIASO) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out in Note 2. These accounting policies have been consistently applied by the Group.

    The accompanying interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 14).

    The preparation of the interim financial statements in accordance with IFRS requires management to make judgement, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

    Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next financial year are disclosed in Note 35.

2   PRINCIPAL ACCOUNTING POLICIES

    (a)  Basis of consolidation
         The consolidated interim financial statements comprise the Company and its subsidiaries, and the Group's interest in associates and jointly controlled entities.

        (i) Subsidiaries
            Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

            The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

            Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between minority interests and the equity shareholders of the Company.

            The particulars of the Group's principal subsidiaries are set out in
            Note 33.

       (ii) Interest in associates

            An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

            Investments in associates are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence commences until the date that significant influence ceases.

      (iii) Jointly controlled entities A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Joint control is the contractually agreed sharing of control over an economic activity.

            Investments in jointly controlled entities are accounted for in the consolidated interim financial statements on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expense caption of the Group's income statement and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet, from the date that joint control commences until the date that joint control ceases.

       (iv) Transactions eliminated on consolidation

            Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

    (b)  Translation of foreign currencies

         The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China (OPBOCO) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC's rates at the balance sheet date.

         Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c) Cash and cash equivalents Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d)  Trade accounts and other receivables
         Trade accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(l)).

    (e)  Inventories
         Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

         Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f)  Property, plant and equipment
         An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 14), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the income statement in the period in which it is incurred.

         Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

         Depreciation is provided to write off the cost/revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

         Buildings                                               15 to 45 years
         Plant, machinery, equipment, oil depots,
           storage tanks and others                               4 to 18 years
         Service stations                                              25 years

         Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

    (g)  Oil and gas properties
         The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

         Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h)  Lease prepayments
         Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortisation and impairment losses (Note 2(l)). Amortisation is provided to write off the cost of lease prepayments on a straight-line basis over the respective periods of the rights.

    (i)  Construction in progress
         Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

         Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

         No depreciation is provided in respect of construction in progress.

    (j)  Goodwill
         Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

         Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in associates.

    (k)  Investments
         Investments in equity securities, other than investments in associates, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

    (l)  Impairment of assets
         (i) Impairment of trade accounts receivable, other receivables and investment in equity securities other than investments in associates are accounted as follows:

              Trade accounts receivable, other receivables and investment in equity securities other than investments in associates are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised. The impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for trade accounts and other receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for investment in equity securities are not reversed.

        (ii)  Impairment of other long-lived assets is accounted as follows:
              The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment and investments in associates, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

              The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

              The amount of the reduction is recognised as an expense in the consolidated income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

              The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

    (m)  Trade accounts and other payables
         Trade accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

    (n)  Interest-bearing borrowings
         Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of borrowings using the effective interest method.

    (o)  Provisions and contingent liability
         A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

         When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

    (p)  Revenue recognition
         Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

         Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

         Government grants relating to the purchase of assets used for technology improvements are initially recorded as long-term liabilities when there is reasonable assurance that they will be received and thereafter offset against the cost of the related assets upon the transfer of these assets to property, plant and equipment. The grants are recognised as an income over the useful life of these property, plant and equipment by way of reduced depreciation.

         A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs shall be recognised as income of the period in which it becomes receivable.

    (q)  Borrowing costs
         Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (r)  Repairs and maintenance expenditure
         Repairs and maintenance expenditure is expensed as incurred.

    (s)  Environmental expenditures
         Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

         Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (t)  Research and development costs
         Research and development costs are recognised as expenses in the period in which they are incurred.

    (u)  Operating leases
         Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (v)  Retirement benefits
         The contributions payable under the Group's retirement plans are recognised as expenses in the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 31.

    (w)  Income tax
         Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

         The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

     (x) Dividends
         Dividends are recognised as a liability in the period in which they are declared.

    (y)  Segmental reporting
         A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES

                                                         Six-month periods
                                                           ended 30 June
                                                        2006              2005
                                                RMB millions      RMB millions
    Sale of materials, service and others             11,046             9,117
-------------------------------------------------------------------------------
    Rental income                                         94                89
-------------------------------------------------------------------------------
                                                      11,140             9,206
================================================================================

5   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:

                                                          Six-month periods
                                                            ended 30 June
                                                         2006              2005
                                                 RMB millions      RMB millions
    Research and development costs                      1,120               736
-------------------------------------------------------------------------------
    Operating lease charges                             2,426             2,101
-------------------------------------------------------------------------------
    Impairment losses:
-------------------------------------------------------------------------------
       - trade accounts receivable                         77                76
    ---------------------------------------------------------------------------
       - other receivables                                 22               218
    ============================================================================

6   PERSONNEL EXPENSES

                                                          Six-month periods
                                                            ended 30 June
                                                         2006              2005
                                                 RMB millions      RMB millions
    Wages and salaries                                  6,834             6,339
-------------------------------------------------------------------------------
    Staff welfare                                         923               794
-------------------------------------------------------------------------------
    Contributions to retirement schemes                   959               930
-------------------------------------------------------------------------------
    Social security contributions                         481               473
-------------------------------------------------------------------------------
                                                        9,197             8,536
================================================================================

7   EMPLOYEE REDUCTION EXPENSES
    In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 48 million (2005: RMB 100 million) during the six-month period ended 30 June 2006 in respect of the voluntary termination of approximately 1,000 (2005: 1,800) employees.

8   TAXES OTHER THAN INCOME TAX

                                                          Six-month periods
                                                            ended 30 June
                                                         2006              2005
                                                 RMB millions      RMB millions
    Consumption tax                                     6,644             5,906
-------------------------------------------------------------------------------
    Special oil income levy                             3,652                 --
-------------------------------------------------------------------------------
    City construction tax                               1,409             1,332
-------------------------------------------------------------------------------
    Education surcharge                                   694               649
-------------------------------------------------------------------------------
    Resources tax                                         407               221
-------------------------------------------------------------------------------
    Business tax                                          112                96
-------------------------------------------------------------------------------
                                                       12,918             8,204
================================================================================

    Consumption tax is levied on producers of gasoline, diesel, naphtha, fuel oil, jet fuel, lubricant oil and solvent oil based on a tariff rate applied to the volume of sales. Effective 26 March 2006, a special oil income levy has been levied on oil exploration and production entities based on the progressive ad valorem rates on the excess of sale at a price which exceeds USD 40 per barrel. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

9   OTHER OPERATING EXPENSES, NET

                                                            Six-month periods
                                                              ended 30 June
                                                           2006            2005
                                                   RMB millions    RMB millions
    Fines, penalties and compensations                       35             108
-------------------------------------------------------------------------------
    Donations                                                40             128
-------------------------------------------------------------------------------
    Loss on disposal of property, plant
      and equipment, net                                     13              20
-------------------------------------------------------------------------------
    Impairment losses on long-lived assets (Note)            34             397
-------------------------------------------------------------------------------
    Others                                                  372             223
-------------------------------------------------------------------------------
                                                            494             876
================================================================================

    Note:

    Impairment losses recognised on long-lived assets of the Chemicals Segment were RMB 29 million (2005: RMB 392 million) for the six-month period ended 30 June 2006. These impairment losses relate to certain chemical production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were determined based on the appraised values of the production facilities. The primary factor resulting in the impairment losses on long-lived assets of the Chemicals Segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Impairment losses recognised on long-lived assets of the Marketing and Distribution Segment of RMB 5 million (2005: RMB 5 million) for the six-month period ended 30 June 2006 primarily relate to certain service stations that were closed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

10  INTEREST EXPENSE

                                                           Six-month periods
                                                             ended 30 June
                                                          2006              2005
                                                  RMB millions      RMB millions
    Interest expense incurred                            4,176            3,399
--------------------------------------------------------------------------------
    Less: Interest expense capitalised*                   (634)            (554)
--------------------------------------------------------------------------------
    INTEREST EXPENSE                                     3,542            2,845
--------------------------------------------------------------------------------
    *  Interest rates per annum at which
       borrowing costs were capitalised
       for construction in progress               3.6% to 5.9%      3.4% to 6.1%
-------------------------------------------------------------------------------

11  TAXATION
    Taxation in the consolidated income statement represents:

                                                          Six-month periods
                                                            ended 30 June
                                                         2006              2005
                                                 RMB millions      RMB millions
    Current tax
-------------------------------------------------------------------------------
       - Provision for the period                       9,819             9,608
    ---------------------------------------------------------------------------
       - Under-provision in prior years                   240               477
    ---------------------------------------------------------------------------
    Deferred taxation                                      51              (140)
-------------------------------------------------------------------------------
                                                       10,110             9,945
================================================================================

    A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

                                                           Six-month periods
                                                             ended 30 June
                                                          2006            2005
                                                  RMB millions    RMB millions
    Profit before taxation                              31,674          31,714
-------------------------------------------------------------------------------
    Expected PRC income tax expense at a
        statutory tax rate of 33%                       10,453          10,466
-------------------------------------------------------------------------------
    Tax effect of non-deductible expenses                  379             234
-------------------------------------------------------------------------------
    Tax effect of non-taxable income                      (400)           (222)
-------------------------------------------------------------------------------
    Tax effect of differential tax rate on
      subsidiaries' income (Note)                       (1,161)           (870)
-------------------------------------------------------------------------------
    Tax effect of tax losses not
      recognised for deferred tax                          600              15
-------------------------------------------------------------------------------
    Under-provision in prior years                         240             477
-------------------------------------------------------------------------------
    Tax credit for domestic equipment purchases             (1)           (155)
-------------------------------------------------------------------------------
    Actual tax expense                                  10,110           9,945
===============================================================================

    Substantially all income before income tax and related tax expense is from PRC sources.

    Note:

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

12  DIVIDENDS
    Dividends payable to equity shareholders of the Company attributable to the period represent:

                                                          Six-month periods
                                                            ended 30 June
                                                         2006              2005
                                                 RMB millions      RMB millions
    Interim dividends declared after the
    balance sheet date of RMB 0.04
    per share (2005: RMB 0.04 per share)               3,468             3,468
    ----------------------------------------------------------------------------

    Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 25 August 2006, the directors authorised to declare the interim dividends for the year ending 31 December 2006 of RMB
    0.04 (2005: RMB 0.04) per share totalling RMB 3,468 million (2005: RMB 3,468 million). Interim dividend of RMB 3,468 million (2005: RMB 3,468 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

    Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

                                                            Six-month periods
                                                              ended 30 June
                                                           2006             2005
                                                   RMB millions     RMB millions
    Final dividends in respect of the previous
     financial year, approved and paid during
     the period of RMB 0.09 per share
     (2005: RMB 0.08 per share)                         7,803             6,936
    ----------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

13  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the six-month period ended 30 June 2006 is based on the profit attributable to equity shareholders of the Company of RMB 21,406 million (2005: RMB 19,653 million) and the weighted average number of shares of 86,702,439,000 (2005: 86,702,439,000)
    during the period.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the periods presented.

14  PROPERTY, PLANT AND EQUIPMENT

    By segment:

                                          Exploration                      Marketing                      Corporate
                                                  and                            and                            and
                                           production       Refining    distribution      Chemicals          others          Total
                                         RMB millions   RMB millions    RMB millions   RMB millions    RMB millions   RMB millions
    COST/VALUATION:
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2005                 192,076        116,910          65,345        163,222           4,092        541,645
-----------------------------------------------------------------------------------------------------------------------------------
    Additions                                       8             85              77             96             147            413
-----------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction
     in progress                                3,386          3,173           5,918         15,420              95         27,992
-----------------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a
      new jointly controlled entity                 -              -               -          1,028               -          1,028
-----------------------------------------------------------------------------------------------------------------------------------
    Disposals                                     (97)           (84)           (220)          (102)            (18)          (521)
-----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                   195,373        120,084          71,120        179,664           4,316        570,557
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2006                 211,112        121,866          77,021        180,103           4,474        594,576
-----------------------------------------------------------------------------------------------------------------------------------
    Additions                                      14             92             168            181             161            616
-----------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction
      in progress                               4,747          4,632           4,097          1,860             156         15,492
-----------------------------------------------------------------------------------------------------------------------------------
    Acquisition of a subsidiary                 2,071              -               -              -               -          2,071
-----------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                -            557               -           (557)              -              -
-----------------------------------------------------------------------------------------------------------------------------------
    Disposals                                     (36)           (96)           (101)          (172)            (17)          (422)
-----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2006                   217,908        127,051          81,185        181,415           4,774        612,333
-----------------------------------------------------------------------------------------------------------------------------------

    ACCUMULATED DEPRECIATION:
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2005                  94,028         56,580          13,465         92,042           1,407        257,522
-----------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period          5,233          3,296           1,372          4,872             134         14,907
-----------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                -              -               5            392               -            397
-----------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                     (87)           (58)            (95)           (54)             (6)          (300)
-----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                    99,174         59,818          14,747         97,252           1,535        272,526
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2006                 102,210         61,132          14,812        100,300           1,549        280,003
-----------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period          6,119          3,469           1,637          4,797             199         16,221
-----------------------------------------------------------------------------------------------------------------------------------
    Acquisition of a subsidiary                   592              -               -              -               -            592
-----------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                -              -               5             29               -             34
-----------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                -          1,235               -         (1,235)              -              -
-----------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                     (16)           (60)            (45)          (125)             (8)          (254)
-----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2006                   108,905         65,776          16,409        103,766           1,740        296,596
===================================================================================================================================

    NET BOOK VALUE:
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                          98,048         60,330          51,880         71,180           2,685        284,123
-----------------------------------------------------------------------------------------------------------------------------------
    AT 30 JUNE 2005                            96,199         60,266          56,373         82,412           2,781        298,031
    At 1 January 2006                         108,902         60,734          62,209         79,803           2,925        314,573
    AT 30 JUNE 2006                           109,003         61,275          64,776         77,649           3,034        315,737
===================================================================================================================================

    By asset class:

                                                                                    Oil depots,            Plant,
                                                                                  storage tanks        machinery,
                                                                     Oil and gas    and service         equipment
                                                     Buildings        properties       stations        and others           Total
                                                  RMB millions      RMB millions   RMB millions      RMB millions    RMB millions
    COST/VALUATION:
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2005                           44,854           173,564         60,533           262,694         541,645
-----------------------------------------------------------------------------------------------------------------------------------
    Additions                                               43                 1             63               306             413
-----------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress            1,222             3,130          5,219            18,421          27,992
-----------------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a
       new jointly controlled entity                       182                 -              -               846           1,028
-----------------------------------------------------------------------------------------------------------------------------------
    Disposals                                             (117)              (59)          (156)             (189)           (521)
----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                             46,184           176,636         65,659           282,078         570,557
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2006                           46,154           191,927         73,117           283,378         594,576
-----------------------------------------------------------------------------------------------------------------------------------
    Additions                                              243                 -            136               237             616
-----------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction
       in progress                                         345             4,653          5,822             4,672          15,492
-----------------------------------------------------------------------------------------------------------------------------------
    Acquisition of a subsidiary                            519             1,313              -               239           2,071
-----------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                     1,415                 1         (1,238)             (178)              -
-----------------------------------------------------------------------------------------------------------------------------------
    Disposals                                              (75)               (3)           (41)             (303)           (422)
----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2006                             48,601           197,891         77,796           288,045         612,333
----------------------------------------------------------------------------------------------------------------------------------

    ACCUMULATED DEPRECIATION:
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2005                           20,308            85,143         11,781           140,290         257,522
-----------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                     761             4,902          1,209             8,035          14,907
-----------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                         -                 -              5               392             397
-----------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                              (42)              (50)           (60)             (148)           (300)
----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                             21,027            89,995         12,935           148,569         272,526
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2006                           21,404            93,364         13,730           151,505         280,003
----------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                     886             5,768          1,656             7,911          16,221
-----------------------------------------------------------------------------------------------------------------------------------
    Acquisition of a subsidiary                             49               468              -                75             592
-----------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                        29                 -              5                 -              34
-----------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                       151                 2           (129)              (24)              -
-----------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                              (20)               (3)           (20)             (211)           (254)
----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2006                             22,499            99,599         15,242           159,256         296,596
===================================================================================================================================

    NET BOOK VALUE:
----------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                   24,546            88,421         48,752           122,404         284,123
----------------------------------------------------------------------------------------------------------------------------------
    AT 30 JUNE 2005                                     25,157            86,641         52,724           133,509         298,031
-----------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2006                                   24,750            98,563         59,387           131,873         314,573
-----------------------------------------------------------------------------------------------------------------------------------
    AT 30 JUNE 2006                                     26,102            98,292         62,554           128,789         315,737
===================================================================================================================================

    The Group's proportionate share of the jointly controlled entities' net book value of property, plant and equipment at 30 June 2006 in the exploration and production and the Chemicals Segments were RMB 377 million (2005: RMB 398 million) and RMB 14,720 million (2005: RMB 14,889 million), respectively.

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999.

    In connection with the Acquisition of Sinopec National Star, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interests.

    In connection with the Acquisition of Ethylene Assets, the property, plant and equipment of Sinopec Maoming were revalued at 30 June 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of Sinopec Maoming pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 5,100 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Refining Assets, the property, plant and equipment of the Refining Assets were revalued at 31 October 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Refining Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 461 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Petrochemical and Catalyst Assets, the property, plant and equipment of the Petrochemical and Catalyst Assets were revalued at 30 June 2004, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Petrochemical and Catalyst Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 11,895 million, which approximated the net historical carrying value of the assets.

    In accordance with IAS 16, subsequent to these revaluations, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 31 December 2004, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

15  CONSTRUCTION IN PROGRESS

                                          Exploration                      Marketing                      Corporate
                                                 and                            and                            and
                                          production       Refining    distribution      Chemicals          others          Total
                                        RMB millions   RMB millions    RMB millions   RMB millions    RMB millions   RMB millions
    Balance at 1 January 2005                  9,262          8,459          13,781         13,170           1,513         46,185
----------------------------------------------------------------------------------------------------------------------------------
    Additions                                 11,352          3,366           6,307          2,146             249         23,420
----------------------------------------------------------------------------------------------------------------------------------
    Additions by jointly
      controlled entities                        396              -               -          1,500               -          1,896
----------------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a new
      jointly controlled entity                    -              -               -          5,461               -          5,461
----------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                (1,325)             -               -              -               -         (1,325)
----------------------------------------------------------------------------------------------------------------------------------
    Transferred to property,
      plant and equipment                     (3,386)        (3,173)         (5,918)       (15,420)            (95)       (27,992)
----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                   16,299          8,652          14,170          6,857           1,667         47,645
==================================================================================================================================
    Balance at 1 January 2006                 10,884         14,339          10,336         10,562           2,146         48,267
----------------------------------------------------------------------------------------------------------------------------------
    Additions                                 13,060          5,029           6,517          5,749             879         31,234
----------------------------------------------------------------------------------------------------------------------------------
    Additions by jointly
      controlled entities                         73              -               -            106               -            179
----------------------------------------------------------------------------------------------------------------------------------
    Acquisition of a subsidiary                   89              -               -              -               -             89
----------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                (1,398)             -               -              -               -         (1,398)
----------------------------------------------------------------------------------------------------------------------------------
    Transferred to property,
      plant and equipment                     (4,747)        (4,632)         (4,097)        (1,860)           (156)       (15,492)
----------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2006                   17,961         14,736          12,756         14,557           2,869         62,879
==================================================================================================================================

    The Group's proportionate share of the jointly controlled entities' construction in progress at 30 June 2006 in the exploration and production and the Chemicals Segments were RMB 2,961 million (2005: RMB 2,888 million) and RMB 592 million (2005: RMB 504 million), respectively.

    As at 30 June 2006, the amount of capitalised cost of exploratory wells included in the Group's construction in progress in the Exploration and Production Segment was RMB 5,313 million (2005: RMB 3,573 million). The geological and geophysical costs paid during the six-month period ended 30 June 2006 were RMB 1,732 million (2005: RMB 2,083 million).

16  GOODWILL

                                                      2006              2005
                                              RMB millions      RMB millions
    COST:
    --------------------------------------------------------------------------
    Balance at 1 January                             2,203               383
    --------------------------------------------------------------------------
    Additions                                       11,731             1,358
    --------------------------------------------------------------------------
    BALANCE AT 30 JUNE                              13,934             1,741
    --------------------------------------------------------------------------
    ACCUMULATED IMPAIRMENT LOSSES:
    --------------------------------------------------------------------------
    Balance at 1 January and 30 June                    --                --
    --------------------------------------------------------------------------
    NET BOOK VALUE:
    --------------------------------------------------------------------------
    Balance at 1 January                             2,203               383
    --------------------------------------------------------------------------
    BALANCE AT 30 JUNE                              13,934             1,741
    --------------------------------------------------------------------------

    Impairment tests for cash-generating units containing goodwill

    Goodwill is allocated to the following Group's cash-generating units:

                                                                                At 30 June    At 31 December
                                                                                      2006              2005
                                                                              RMB millions      RMB millions
    Sinopec Beijing Yanshan Branch (OSinopec YanshanO)                               1,157             1,157
    ---------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and Chemical Company Limited (OSinopec ZhenhaiO)        3,952                --
    ---------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited (OSinopec QiluO)                      2,159                --
    ---------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited (OSinopec YangziO)                  2,737                --
    ---------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited (OSinopec ZhongyuanO)                1,391                --
    ---------------------------------------------------------------------------------------------------------
    Shengli Oil Field Dynamic Company Limited (ODynamicO)                            1,361                --
    ---------------------------------------------------------------------------------------------------------
    Multiple units without significant goodwill                                      1,177             1,046
    ---------------------------------------------------------------------------------------------------------
                                                                                    13,934             2,203
    =========================================================================================================

    During the six-month period ended 30 June 2006, the Group acquired additional equity interests in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic of 28.7%, 17.7%, 14.8%, 28.5% and 71.4%, respectively. The total consideration paid by the Group was approximately RMB 21,971 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic were RMB 3,952 million, RMB 2,159 million, RMB 2,737 million, RMB 1,391 million and RMB 1,361 million, respectively, which were recorded as goodwill.

    The recoverable amounts of each of the above cash-generating units will be determined based on value in use calculations. These calculations will use cash flow projections primarily based on respective financial budgets, covering a one-year period, approved by management and pre-tax discount rates that reflect current market assessments of the time value of money and specific risks relating to the relevant business segment.

    During the year ended 31 December 2005, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Sinopec Beijing Yanshan Petrochemical Company Limited from minority interests shareholders at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 million which was settled in cash. The excess of the cost of purchase over the share of fair value of the underlying assets and liabilities was RMB 1,157 million, which was recorded as goodwill and allocated to Sinopec Yanshan.

17  INVESTMENTS

                                                   At 30 June    At 31 December
                                                         2006              2005
                                                 RMB millions      RMB millions
    Unlisted investments, at cost                       3,510             3,253
    ---------------------------------------------------------------------------
    Less: Impairment losses                              (360)             (327)
    ---------------------------------------------------------------------------
                                                        3,150             2,926
    ============================================================================

    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

    The impairment losses relating to investments for the six-month period ended 30 June 2006 amounted to RMB 41 million (2005: RMB 40 million).

18  INTEREST IN ASSOCIATES

                                                At 30 June    At 31 December
                                                      2006              2005
                                              RMB millions      RMB millions
    Share of net assets                             10,693             9,217
    --------------------------------------------------------------------------

    The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The share of associates' taxation for the six-month period ended 30 June 2006 was RMB 180 million (2005: RMB 170 million). The principal investments in associates, all of which are incorporated in the PRC, are as follows:


                                                                                           Percentage of
                                   Form of                                    Percentage  equity held by
                                   business       Particulars of issued   of equity held   the Company's
     Name of company               structure      and paid up capital     by the Company    subsidiaries  Principal activities
                                                                                       %              %
    Sinopec Shandong Taishan       Incorporated   480,793,320 ordinary             38.68              -   Trading  of  petroleum
     Petroleum and Company                        shares of RMB 1.00 each                                 products decoration of
     Limited (Taishan)*                                                                                   service gas stations
    --------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance Company        Incorporated   Registered capital               49.00              -   Provision of  non-banking
     Limited                                      RMB 6,000,000,000                                       financial services

    --------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National    Incorporated   Registered capital               30.00              -   Exploration and
    Gas Corporation                               RMB 900,000,000                                         production of crude oil
                                                                                                          and natural gas oil
    --------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical Industry     Incorporated   Registered capital                   -          38.26   Planning, development
      Park Development                            RMB 2,372,439,000                                       and operation of the
      Company Limited                                                                                     Chemical Industry Park
                                                                                                          in Shanghai, the PRC
    --------------------------------------------------------------------------------------------------------------------------------
    China Shipping & Sinopec       Incorporated   Registered capital                   -          50.00   Transportation of
    Suppliers Company Limited                     RMB 876,660,000                                         petroleum products
    --------------------------------------------------------------------------------------------------------------------------------
    China Aviation Oil Supply      Incorporated   Registered capital                   -          29.00   Marketing and
      Company Limited                             RMB 3,800,000,000                                       distribution of refined
                                                                                                          petroleum products
    --------------------------------------------------------------------------------------------------------------------------------


    During the six-month period ended 30 June 2006, the Group acquired 71.38% equity interests in Dynamic, which was previously an associate of the Group and, thereafter, Dynamic became a subsidiary of the Group (Note 16).

    * Shares of Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the Company's investments in Taishan based on the quoted market price was RMB 1,068 million (2005: RMB 547 million) at 30 June 2006.

19  INTEREST IN JOINTLY CONTROLLED ENTITIES
    The Group's principal interests in jointly controlled entities are primarily engaged in the oil and gas and chemical operations in the PRC, principal interests in jointly controlled entities are as follows:


                                                                                              Percentage of
                                    Form of                                    Percentage   equity held by
                                    business       Particulars of issued   of equity held    the Company's
    Name of company                 structure      and paid up capital     by the Company     subsidiaries   Principal activities
                                                                                        %                %
    Shanghai Secco Petrochemical    Incorporated   Registered capital               30.00            20.00   Manufacturing and
      Company Limited                              USD 901,440,964                                           distribution of
                                                                                                             petrochemical products
    --------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited        Incorporated   Registered capital               30.00            10.00   Manufacturing and
                                                   RMB 8,793,000,000                                         distribution of
                                                                                                             petrochemical products
    --------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal  Incorporated   Registered capital               50.00                -   Manufacturing and
      Gasification Company Limited                 USD 45,588,700                                            distribution of
                                                                                                             industrial gas
    --------------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the        Unincorporated -                                    -            43.00   Exploration and
      Western Area Chengdao                                                                                  production of crude
      in Bohai Bay                                                                                           oil and natural gas
    --------------------------------------------------------------------------------------------------------------------------------


    Included in the consolidated interim financial statements are the following items that represent the Group's proportionate share of the jointly controlled entities' results of operations, financial conditions and cash flows.

                                                                                                      Six-month periods
                                                                                                        ended 30 June
                                                                                                     2006              2005
                                                                                             RMB millions      RMB millions
    Results of operations:
    -------------------------------------------------------------------------------------------------------------------------
    Operating revenue                                                                               8,397             2,421
    Expenses                                                                                       (7,362)           (2,745)
    -------------------------------------------------------------------------------------------------------------------------
    Net profit/(loss)                                                                               1,035              (324)
    =========================================================================================================================



                                                                                                At 30 June    At 31 December
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Financial conditions:
    --------------------------------------------------------------------------------------------------------------------------
    Current assets                                                                                   3,716             2,631
    --------------------------------------------------------------------------------------------------------------------------
    Non-current assets, primarily property, plant and equipment and construction in progress with net book values of RMB 15,097 million (2005: RMB 15,287 million) and
        RMB 3,553 million (2005: RMB 3,392 million), respectively                                   19,075            19,522
    --------------------------------------------------------------------------------------------------------------------------
    Current liabilities                                                                             (2,426)           (2,543)
    --------------------------------------------------------------------------------------------------------------------------
    Non-current liabilities, primarily long-term bank loans of RMB 9,778 million
        (2005: RMB 10,006 million)                                                                  (9,897)          (10,177)
    --------------------------------------------------------------------------------------------------------------------------
    Net assets                                                                                      10,468             9,433
    --------------------------------------------------------------------------------------------------------------------------

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Cash flows:
    --------------------------------------------------------------------------------------------------------------------------
    Net cash generated from/(used in) operating activities                                             819              (984)
    --------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                                             (238)           (1,896)
    --------------------------------------------------------------------------------------------------------------------------
    Net cash generated from financing activities                                                        14             3,047
    --------------------------------------------------------------------------------------------------------------------------

20  LONG-TERM PREPAYMENTS AND OTHER ASSETS
    Long term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software and catalysts.

21  TRADE ACCOUNTS AND BILLS RECEIVABLES


                                                                                                At 30 June    At 31 December
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Amounts due from third parties                                                                  17,579            13,546
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow subsidiaries                                   2,001             3,049
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                                                        534               572
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from jointly controlled entities                                                       503               505
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                    20,617            17,672
    --------------------------------------------------------------------------------------------------------------------------
    Less: Impairment losses for bad and doubtful debts                                              (3,168)           (3,140)
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                    17,449            14,532
    --------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                                 7,825             7,143
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                    25,274            21,675
    ==========================================================================================================================

    The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Within one year                                                                                 24,762            21,414
    --------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                                                          299               178
    --------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                                                        165                43
    --------------------------------------------------------------------------------------------------------------------------
    Over three years                                                                                    48                40
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                    25,274            21,675
    ==========================================================================================================================

    Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

22  INVENTORIES

                                                                                                At 30 June    At 31 December
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Crude oil and other raw materials                                                               63,853            53,333
    --------------------------------------------------------------------------------------------------------------------------
    Work in progress                                                                                 9,587             9,422
    --------------------------------------------------------------------------------------------------------------------------
    Finished goods                                                                                  28,308            23,163
    --------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                                                      5,038             4,448
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                   106,786            90,366
    --------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for diminution in value of inventories                                            (892)             (892)
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                   105,894            89,474
    ==========================================================================================================================

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 416,865 million for six-month period ended 30 June
    2006 (2005: RMB 293,438 million), including the write-down of inventories amounted to RMB 250 million (2005: RMB 131 million) and the reversal of write-down of inventories made in prior years amounted to RMB 250 million
    (2005: RMB 101 million) mainly arising from the sales of inventories.

23  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                                                At 30 June    At 31 December
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Advances to third parties                                                                        1,638             1,754
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow subsidiaries                                   3,307             2,954
    --------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                                2,914             1,781
    --------------------------------------------------------------------------------------------------------------------------
    Purchase deposits                                                                                4,841             2,496
    --------------------------------------------------------------------------------------------------------------------------
    Prepayments in connection with construction work and equipment purchases                         5,373             5,583
    --------------------------------------------------------------------------------------------------------------------------
    Prepaid value-added tax and customs duty                                                         4,630             4,288
    --------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                                                        522               539
    --------------------------------------------------------------------------------------------------------------------------
                                                                                                    23,225            19,395
    ==========================================================================================================================

24  DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:


                                                          Assets                  Liabilities                 Net balance
                                                     AT 30        At 31        AT 30         At 31        AT 30        At 31
                                                      JUNE     December         JUNE      December         JUNE     December
                                                      2006         2005         2006          2005         2006         2005
                                              RMB MILLIONS RMB millions RMB MILLIONS  RMB millions RMB MILLIONS  RMB millions
    Current
   --------------------------------------------------------------------------------------------------------------------------
    Receivables and inventories                      4,122        3,904           --            --        4,122        3,904
   --------------------------------------------------------------------------------------------------------------------------
    Non-current
   --------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                    1,557        1,642       (1,656)       (1,619)         (99)          23
   --------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                            --           --       (4,392)       (4,217)      (4,392)      (4,217)
   --------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward,
        net of valuation allowances                     97          128           --            --           97          128
   --------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                  355          359           --            --          355          359
   --------------------------------------------------------------------------------------------------------------------------
    Others                                              36           39           --           (66)          36          (27)
   --------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                6,167        6,072       (6,048)       (5,902)         119          170
    ==========================================================================================================================

    As at 30 June 2006, certain subsidiaries of the Company had tax value of losses carried forward for PRC income tax purpose of RMB 5,890 million which were available to offset future PRC taxable income of respective subsidiaries, if any. RMB 503 million, RMB 425 million, RMB 751 million, RMB 1,239 million, RMB 1,154 million and RMB 1,818 million expire in 2006, 2007, 2008, 2009, 2010 and 2011, respectively. As at 30 June 2006, the Group recognised deferred tax assets, net of valuation allowances, of RMB 97 million (2005: RMB 128 million) with respect to these tax value of losses carried forward.

    A valuation allowance on deferred tax assets is recorded if it is probable that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment on the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 600 million (2005: RMB 15 million) were provided for the six-month period ended 30 June 2006. The Group determined the valuation allowance based on management's assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is probable to be realised.

25 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:

                                                                                     AT 30 JUNE    At 31 December
                                                                                           2006              2005
                                                                                   RMB MILLIONS      RMB millions
    THIRD PARTIES' DEBTS
    -----------------------------------------------------------------------------------------------------------------
    Short-term bank loans                                                                39,664            15,392
    -----------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                                              14,363            14,879
    -----------------------------------------------------------------------------------------------------------------
    Current portion of long-term other loans                                                 28                26
    -----------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans of jointly controlled entities                  253               193
    -----------------------------------------------------------------------------------------------------------------
                                                                                         14,644            15,098
    -----------------------------------------------------------------------------------------------------------------

    Corporate bonds (a)                                                                  10,891             9,921
    -----------------------------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------------------------
                                                                                         65,199            40,411
    -----------------------------------------------------------------------------------------------------------------
    LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    -----------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                      7,121               732
    -----------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                                      174               100
    -----------------------------------------------------------------------------------------------------------------
                                                                                          7,295               832
    -----------------------------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------------------------
                                                                                         72,494            41,243
    =================================================================================================================

    The Group's weighted average interest rate on short-term loans was 4.1% at 30 June 2006 (2005: 4.0%).

25 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)
    Long-term debts comprise:

                                                                                                AT 30 JUNE    At 31 December
                                   Interest rate and final maturity                                   2006              2005
                                                                                              RMB MILLIONS      RMB millions
    THIRD PARTIES' DEBTS
    -------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS
    -------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 6.3% per annum
                                   at 30 June 2006 with maturities through 2013                     63,409            59,769
    -------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated       Interest rates ranging from 2.6% to 5.8% per annum
                                   at 30 June 2006 with maturities through 2024                      3,096             3,394
    -------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 7.4% per annum
                                   at 30 June 2006 with maturities through 2031                      2,816             5,056
    -------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Fixed interest rate at 6.7% per annum
                                   at 30 June 2006 with maturities through 2010                        104               117
    -------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar denominated   Floating rate at Hong Kong Prime Rate plus 0.8% to 1.1%
                                   per annum at 30 June 2006 with maturities through 2007               48                94
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                    69,473            68,430
    -------------------------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------------------------
    LONG-TERM OTHER LOANS
    -------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 5.0% per annum
                                   at 30 June 2006 with maturities through 2008                        124               170
    -------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 2.0% per annum
                                   at 30 June 2006 with maturities through 2015                         48                51
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                       172               221
    -------------------------------------------------------------------------------------------------------------------------
    CORPORATE BONDS
    -------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Fixed interest rate at 4.61% per annum
                                   at 30 June 2006 with maturity in February 2014 (b)                3,500             3,500
    -------------------------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                    73,145            72,151
    -------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES
    -------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of PBOC's base lending rate per annum
                                   at 30 June 2006 with maturities through 2021                      5,580             5,710
    -------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London Interbank Offer Rate plus 0.4% to 0.7%
                                   per annum at 30 June 2006 with maturities through 2021            4,198             4,296
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                     9,778            10,006
    -------------------------------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------------------------------
    TOTAL THIRD PARTIES' LONG-TERM DEBTS                                                            82,923            82,157
    -------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                          (14,644)          (15,098)
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                    68,279            67,059
    -------------------------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------------------------
    LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    -------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 5.4% per annum
                                   at 30 June 2006 with maturities through 2020                     39,554            39,962
    -------------------------------------------------------------------------------------------------------------------------
    LONG-TERM LOANS OF JOINTLY CONTROLLED ENTITIES FROM SINOPEC GROUP
        COMPANY AND FELLOW SUBSIDIARIES
    -------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of PBOC's base lending rate
                                   applicable to three-year tenor loan per annum
                                   at 30 June 2006 with maturities through 2021                         73                71
    -------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                             (174)             (100)
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                    39,453            39,933
    -------------------------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                   107,732           106,992
    -------------------------------------------------------------------------------------------------------------------------

     (a) The Company issued six-month corporate bonds with a face value at RMB 10 billion to corporate investors in PRC debenture market on 24 October 2005, at a discounted value of RMB 98.75 per RMB 100 par value. The effective yield of the bonds was 2.54% per annum. Upon the maturity of the bonds, the Company redeemed the bonds at face value in April 2006.

         A subsidiary of the Company issued 270-day corporate bonds with a face value at RMB 1 billion to corporate investors in PRC debenture market on 23 February 2006, at a discounted value of RMB 97.78 per RMB 100 par value. The bonds have an effective yield of 3.07% per annum and mature in November 2006.

         The Company issued 183-day corporate bonds with a face value at RMB 10 billion to corporate investors in PRC debenture market on 16 May 2006, at a discounted value of RMB 98.68 per RMB 100 par value. The bonds have an effective yield of 2.67% per annum and mature in November 2006.

     (b) The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004 with a fixed interest rate at 4.61% per annum.

         Third parties' loans of RMB 62 million of the Group at 30 June 2006 (2005: RMB 35 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 109 million at 30 June 2006 (2005: RMB 83 million).

25 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued) The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:

                                                  At 30 June    At 31 December
                                                        2006              2005
                                                RMB millions      RMB millions
    Within one year                                   14,818            15,198
    ---------------------------------------------------------------------------
    Between one and two years                         24,619            18,787
    Between two and five years                        32,746            39,142
    After five years                                  50,367            49,063
    ---------------------------------------------------------------------------
                                                     122,550           122,190
    ===========================================================================

    Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

                                                   At 30 June    At 31 December
                                                         2006              2005
                                                 RMB millions      RMB millions
    US Dollars                                      USD 1,204         USD 2,158
    ---------------------------------------------------------------------------
    Japanese Yen                                   JPY 45,816        JPY 50,507
    ---------------------------------------------------------------------------
    Euro                                               EUR 11            EUR 12
    ---------------------------------------------------------------------------
    Hong Kong Dollars                               HKD 7,802           HKD 128
    ===========================================================================

26  TRADE ACCOUNTS AND BILLS PAYABLES

                                                 At 30 June    At 31 December
                                                       2006              2005
                                               RMB millions      RMB millions
    Amounts due to third parties                     47,728            49,962
    ---------------------------------------------------------------------------
    Amounts due to Sinopec Group Compan
       and fellow subsidiaries                        2,175             2,304
    ---------------------------------------------------------------------------
    Amounts due to jointly controlled entities          725               650
    ---------------------------------------------------------------------------
    Amounts due to associates                             8                51
    ---------------------------------------------------------------------------
                                                     50,636            52,967
    ---------------------------------------------------------------------------
    Bills payable                                    27,198            23,243
    ---------------------------------------------------------------------------
                                                     77,834            76,210
    ===========================================================================

    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The maturities of trade accounts and bills payables are as follows:

                                                   AT 30 JUNE    At 31 December
                                                         2006              2005
                                                 RMB MILLIONS      RMB millions
    Due within 1 month or on demand                    48,219            44,194
    ---------------------------------------------------------------------------
    Due after 1 month but within 6 months              29,381            31,704
    ---------------------------------------------------------------------------
    Due after 6 months                                    234               312
    ---------------------------------------------------------------------------
                                                       77,834            76,210
    ===========================================================================

27  ACCRUED EXPENSES AND OTHER PAYABLES

                                                  AT 30 JUNE    At 31 December
                                                        2006              2005
                                                RMB MILLIONS      RMB millions
    Amounts due to Sinopec Group
     Company and fellow subsidiaries                  12,128             7,144
    ---------------------------------------------------------------------------
    Accrued expenditures                              20,245            19,566
    ---------------------------------------------------------------------------
    Taxes other than income tax                        7,222             3,090
    ---------------------------------------------------------------------------
    Receipts in advance                               13,156            12,368
    ---------------------------------------------------------------------------
    Advances from third parties                        1,243             1,226
    ---------------------------------------------------------------------------
    Others                                             6,909             4,773
    ---------------------------------------------------------------------------
                                                      60,903            48,167
    ===========================================================================

28  SHARE CAPITAL


                                                                          AT 30 JUNE    At 31 December
                                                                                2006              2005
                                                                        RMB MILLIONS      RMB millions
    REGISTERED, ISSUED AND FULLY PAID
    ---------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each             67,122            67,122
    ---------------------------------------------------------------------------------------------------
    16,780,488,000 overseas listed H shares of RMB 1.00 each                  16,780            16,780
    ---------------------------------------------------------------------------------------------------
    2,800,000,000 domestic listed A shares of RMB 1.00 each                    2,800             2,800
    ---------------------------------------------------------------------------------------------------
                                                                              86,702            86,702

    The Company was established on 25 February 2000 with a registered capital of
    68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than
    19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (OADSsO, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material aspects.

29  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2006 and 31 December 2005, the future minimum lease payments under operating leases are as follows:

                                                  At 30 June    At 31 December
                                                        2006              2005
                                                RMB millions      RMB millions
    Within one year                                    3,665             3,593
    ---------------------------------------------------------------------------
    Between one and two years                          3,480             3,442
    ---------------------------------------------------------------------------
    Between two and three years                        3,417             3,388
    ---------------------------------------------------------------------------
    Between three and four years                       3,383             3,357
    ---------------------------------------------------------------------------
    Between four and five years                        3,318             3,353
    ---------------------------------------------------------------------------
    Thereafter                                        93,831            95,176
    ---------------------------------------------------------------------------
                                                     111,094           112,309
    ============================================================================

    Capital commitments
    At 30 June 2006 and 31 December 2005, capital commitments are as follows:

                                                   At 30 June    At 31 December
                                                         2006              2005
                                                 RMB millions      RMB millions
    The Group
    ---------------------------------------------------------------------------
    Authorised and contracted for                      61,682            71,666
    ---------------------------------------------------------------------------
    Authorised but not contracted for                  64,617            84,213
    ---------------------------------------------------------------------------
                                                      126,299           155,879
    ---------------------------------------------------------------------------
    Jointly controlled entities
    ---------------------------------------------------------------------------
    Authorised and contracted for                       2,018             2,160
    ---------------------------------------------------------------------------
    Authorised but not contracted for                       4                60
                                                        2,022             2,220
    ============================================================================

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interest in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 12 million for the six-month period ended 30 June 2006 (2005: RMB 25 million).

    Estimated future annual payments are as follows:

                                                   At 30 June    At 31 December
                                                         2006              2005
                                                 RMB millions      RMB millions
    Within one year                                       158               107
    ----------------------------------------------------------------------------
    Between one and two years                             101               112
    ----------------------------------------------------------------------------
    Between two and three years                            64                59
    ----------------------------------------------------------------------------
    Between three and four years                           63                67
    ----------------------------------------------------------------------------
    Between four and five years                            31                56
    ----------------------------------------------------------------------------
    Thereafter                                            236               239
    ----------------------------------------------------------------------------
                                                          653               640
    ============================================================================

    Contingent liabilities
    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 30 June 2006 and 31 December 2005, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                 At 30 June    At 31 December
                                                       2006              2005
                                               RMB millions      RMB millions

         Associates                                      95                79
         ---------------------------------------------------------------------

    The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2006 and 31 December 2005, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group's obligation under these guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 667 million for the six-month period ended 30 June 2006 (2005: RMB 107 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

30  RELATED PARTY TRANSACTIONS
    Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

    (a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

         The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

         The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

                                                                                         Six-month periods
                                                                                           ended 30 June
                                                                     Note               2006              2005
                                                                                RMB millions      RMB millions
       Sales of goods                                                 (i)             54,716            36,976
       ----------------------------------------------------------------------------------------------------------
       Purchases                                                     (ii)             30,243            20,134
       ----------------------------------------------------------------------------------------------------------
       Transportation and storage                                    (iii)               777               893
       ----------------------------------------------------------------------------------------------------------
       Exploration and development services                          (iv)              9,490             7,692
       ----------------------------------------------------------------------------------------------------------
       Production related services                                    (v)              4,795             3,757
       ----------------------------------------------------------------------------------------------------------
       Ancillary and social services                                 (vi)                842               912
       ----------------------------------------------------------------------------------------------------------
       Operating lease charges                                       (vii)             1,715             1,565
       ----------------------------------------------------------------------------------------------------------
       Agency commission income                                     (viii)                33                29
       ----------------------------------------------------------------------------------------------------------
       Intellectual property license fee paid                        (ix)                  --                 9
       ----------------------------------------------------------------------------------------------------------
       Interest received                                              (x)                 21                21
       ----------------------------------------------------------------------------------------------------------
       Interest paid                                                 (xi)                487               507
       ----------------------------------------------------------------------------------------------------------
       Net deposits withdrawn from related parties                   (xii)             3,483             2,874
       ----------------------------------------------------------------------------------------------------------
       Net loans obtained from/(repaid to) related parties          (xiii)             5,983            (3,325)
       ----------------------------------------------------------------------------------------------------------

       The amounts set out in the table above in respect of the six-month periods ended 30 June 2006 and 2005 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

       At 30 June 2006 and 31 December 2005, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates are disclosed in Note 29.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

       Notes:

       (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

       (ii) Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

       (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

       (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2006 was RMB 1,106 million (2005: RMB 4,589 million).

    (a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

         (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

         (xii) Deposits withdrawn from related parties represent net deposits withdrawn form Sinopec Finance Company Limited.

         (xiii) The Group obtained loans from/repaid loans to Sinopec Group Company and Sinopec Finance Company Limited.

         In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

    (a) The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (OMutual Provision AgreementO) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

         o  the government-prescribed price;

         o where there is no government-prescribed price, the government-guidance price;

         o where there is neither a government-prescribed price nor a government-guidance price, the market price; or

         o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c) The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,557 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

    Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

                                                                                  At 30 June    At 31 December
                                                                                        2006              2005
                                                                                RMB millions      RMB millions
       Trade accounts receivable                                                       3,038             4,126
    ------------------------------------------------------------------------------------------------------------
       Prepaid expenses and other current assets                                       3,829             3,493
    ------------------------------------------------------------------------------------------------------------
       Total amounts due from Sinopec Group Company and
           fellow subsidiaries, associates and jointly controlled entities             6,867             7,619
    ------------------------------------------------------------------------------------------------------------
       Trade accounts payable                                                          2,908             3,005
    ------------------------------------------------------------------------------------------------------------
       Accrued expenses and other payables                                            12,128             7,144
    ------------------------------------------------------------------------------------------------------------
       Short-term loans and current portion of long-term loans from
            Sinopec Group Company and fellow subsidiaries                              7,295               832
    ------------------------------------------------------------------------------------------------------------
       Long-term loans excluding current portion from Sinopec
        Group Company and fellow subsidiaries                                         39,453            39,933
    ------------------------------------------------------------------------------------------------------------
       Total amounts due to Sinopec Group Company and fellow subsidiaries,
           associates and jointly controlled entities                                 61,784            50,914
    ------------------------------------------------------------------------------------------------------------

       Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 25.

       As at and for the six-month period ended 30 June 2006, and as at and for the year ended 31 December 2005, no impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

    (b)  Key management personnel emoluments
         Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

                                                             Six-month periods
                                                               ended 30 June
                                                            2006           2005
                                                         RMB'000        RMB'000
       Short-term employee benefits                        1,977          1,209
       -------------------------------------------------------------------------
       Retirement scheme contributions                        68             54
       -------------------------------------------------------------------------
                                                           2,045          1,263
       =========================================================================

       Total emoluments are included in Opersonnel expensesO as disclosed in
       Note 6.

    (c) Contributions to defined contribution retirement plans The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in Note 31. As at 30 June 2006 and 31 December 2005, there was no material outstanding contribution to post-employment benefit plans.

    (d) Transactions with other state-controlled entities in the PRC The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as Ostate-controlled entitiesO).

         Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

         o     sales and purchase of goods and ancillary materials;

         o     rendering and receiving services;

         o     lease of assets;

         o     depositing and borrowing money; and

         o     use of public utilities.

         These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

         Having considered the transactions potentially affected by related party relationships, the entity's pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

         (i) Transactions with other state-controlled energy and chemical companies

              The Group's major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (OCNPC GroupO) and China National Offshore Oil Corporation and its subsidiaries (OCNOOC GroupO), which are state-controlled entities.

              During the six-month period ended 30 June 2006, the aggregate amount of crude oil purchased by Refining Segment and refined petroleum purchased by Marketing and Distribution Segment from CNPC Group and the amount of crude oil purchased by Refining Segment from CNOOC Group was RMB 31,112 million (2005: RMB 25,205 million).

              The aggregate amounts due from/to CNPC Group and CNOOC Group are summarised as follows:

                                                                     At 30 June    At 31 December
                                                                           2006              2005
                                                                   RMB millions      RMB millions
          Trade accounts receivable                                         603               213
          -----------------------------------------------------------------------------------------
          Prepaid expenses and other current assets                         237               120
          -----------------------------------------------------------------------------------------
          Total amounts due from CNPC Group and CNOOC Group                 840               333
          -----------------------------------------------------------------------------------------
          Trade accounts payable                                          1,244             1,237
          -----------------------------------------------------------------------------------------
          Accrued expenses and other payables                               162               127
          -----------------------------------------------------------------------------------------
          Total amounts due to CNPC Group and CNOOC Group                 1,406             1,364

        (ii)  Transactions with state-controlled banks

              The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group's interest income from and interest expenses to these state-controlled banks in the PRC are as follows:


                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
          Interest income                                                                              205               107
          --------------------------------------------------------------------------------------------------------------------
          Interest expenses                                                                          2,771             2,234
          --------------------------------------------------------------------------------------------------------------------

          The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
          Cash and cash equivalents                                                                  8,165             8,360
          --------------------------------------------------------------------------------------------------------------------
          Time deposits with financial institutions                                                    663               889
          --------------------------------------------------------------------------------------------------------------------
          Total deposits at state-controlled banks in the PRC                                        8,828             9,249
          --------------------------------------------------------------------------------------------------------------------
          Short-term loans and current portion of long-term loans                                   49,363            27,891
          --------------------------------------------------------------------------------------------------------------------
          Long-term loans excluding current portion of long-term loans                              63,663            62,341
          --------------------------------------------------------------------------------------------------------------------
          Total loans from state-controlled banks in the PRC                                       113,026            90,232
          --------------------------------------------------------------------------------------------------------------------

31  EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the six-month period ended 30 June 2006 were RMB 959 million (2005: RMB 930 million).

32  SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the Refining Segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the Exploration and Production Segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and Marketing and Distribution Segments of the Group and external customers.

    (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Turnover
    ---------------------------------------------------------------------------------------------------------------------------
    Exploration and production
    ---------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               12,135             8,651
    ---------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          53,362            35,745
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    65,497            44,396
    ---------------------------------------------------------------------------------------------------------------------------
    Refining
    ---------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               48,681            37,083
    ---------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                         220,301           172,035
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                   268,982           209,118
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
    ---------------------------------------------------------------------------------------------------------------------------
       External sales                                                                              273,153           206,763
    ---------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           1,962             1,320
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                   275,115           208,083
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals
    ---------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               92,673            74,731
    ---------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           5,271             8,335
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    97,944            83,066
    ---------------------------------------------------------------------------------------------------------------------------
    Corporate and others
    ---------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               55,346            32,020
    ---------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          38,335            21,228
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    93,681            53,248
    ---------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                            (319,231)         (238,663)
    ---------------------------------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                                       481,988           359,248
    ---------------------------------------------------------------------------------------------------------------------------
    Other operating revenues
    ---------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       4,720             3,627
    ---------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         2,331             1,851
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                         282               533
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        3,575             2,950
    ---------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               232               245
    ---------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                                        11,140             9,206
    ---------------------------------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------------------------------
    Turnover and other operating revenues                                                          493,128           368,454
    ===========================================================================================================================

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Result
    ---------------------------------------------------------------------------------------------------------------------------
    Operating profit
    ---------------------------------------------------------------------------------------------------------------------------
    By segment
    ---------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                 33,344            17,795
    ---------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                  (16,610)           (1,296)
    ---------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                 10,761             6,643
    ---------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                   7,198            10,815
    ---------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                         (455)             (275)
    ---------------------------------------------------------------------------------------------------------------------------
    Total operating profit                                                                          34,238            33,682
    ---------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates
    ---------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                    122               238
    ---------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                       40                 8
    ---------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                    158               168
    ---------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                       2                15
    ---------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                          125               107
    ---------------------------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from associates                                             447               536
    ---------------------------------------------------------------------------------------------------------------------------
    Finance costs
    ---------------------------------------------------------------------------------------------------------------------------
       Interest expense                                                                             (3,542)           (2,845)
    ---------------------------------------------------------------------------------------------------------------------------
       Interest income                                                                                 250               168
    ---------------------------------------------------------------------------------------------------------------------------
       Foreign exchange losses                                                                         (52)              (40)
    ---------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains                                                                          202               151
    ---------------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                                               (3,142)           (2,566)
    ---------------------------------------------------------------------------------------------------------------------------
    Investment income                                                                                  131                62
    ---------------------------------------------------------------------------------------------------------------------------
    Profit before taxation                                                                          31,674            31,714
    ---------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                                       (10,110)           (9,945)
    ---------------------------------------------------------------------------------------------------------------------------
    Profit for the period                                                                           21,564            21,769
    ---------------------------------------------------------------------------------------------------------------------------

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. OUnallocated assetsO consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. OUnallocated liabilitiesO consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Interests in and share of profits from associates are included in the segments in which the associates operate. Information on associates is included in Note 18. Additions to long-lived assets by operating segment are included in Notes 14 and 15.

                                                                                                At 30 June    At 31 December
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Assets
    ---------------------------------------------------------------------------------------------------------------------------
    Segment assets
    ---------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                136,429           123,631
    ---------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                  150,175           135,731
    ---------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                109,857           102,935
    ---------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                 122,362           115,942
    ---------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                       31,167            20,570
    ---------------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                           549,990           498,809
    ---------------------------------------------------------------------------------------------------------------------------
    Interest in associates
    ---------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                  1,050             1,494
    ---------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                      682               521
    ---------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                  4,272             4,298
    ---------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                   1,219             1,092
    ---------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                        3,470             1,812
    ---------------------------------------------------------------------------------------------------------------------------
    Aggregate interest in associates                                                                10,693             9,217
    ---------------------------------------------------------------------------------------------------------------------------

    Unallocated assets                                                                              26,232            29,295
    ---------------------------------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   586,915           537,321
    ---------------------------------------------------------------------------------------------------------------------------
    Liabilities
    ---------------------------------------------------------------------------------------------------------------------------
    Segment liabilities
    ---------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                 18,704            18,882
    ---------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                   32,176            26,486
    ---------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                 25,339            23,713
    ---------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                  17,134            19,442
    ---------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                       45,370            35,855
    ---------------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                      138,723           124,378
    ---------------------------------------------------------------------------------------------------------------------------
    Unallocated liabilities                                                                        191,006           159,947
    ---------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                              329,729           284,325
    ===========================================================================================================================

    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2006              2005
                                                                                              RMB millions      RMB millions
    Capital expenditure
    ---------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                      11,676            10,077
    ---------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         5,121             3,451
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       6,685             6,384
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        5,930             2,242
    ---------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                             1,040               396
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    30,452            22,550
    ===========================================================================================================================
    Capital expenditure of jointly controlled entities
    ---------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                          73               354
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                          106             1,500
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                       179             1,854
    ===========================================================================================================================
    Depreciation, depletion and amortisation
    ---------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       6,209             5,247
    ---------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         3,489             3,320
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       1,655             1,382
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        4,946             5,026
    ---------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               205               180
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    16,504            15,155
    ---------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                           5                 5
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                           29               392
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                                        34               397
    ===========================================================================================================================

33  PRINCIPAL SUBSIDIARIES
    At 30 June 2006, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.


                                                                               Percentage of equity
                                                Particulars                                 held by the
                                                  of issued       Type of      held by the    Company's
     Name of company                                capital  legal entity          Company   subsidiary    Principal activities
                                                 (millions)                              %            %
     China Petrochemical International            RMB 1,704       Limited           100.00            -    Trading of crude oil and
       Company Limited                                            company                                  petrochemical products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Sales Company Limited                RMB 1,700       Limited           100.00            -    Marketing and
                                                                  company                                  distribution of refined
                                                                                                           petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Zhenhai Refining and Chemical        RMB 2,524       Limited           100.00            -    Manufacturing of
       Company Limited (Note 16)                                  company                                  intermediate
                                                                                                           petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Qilu Petrochemical                   RMB 1,950       Limited            99.76            -    Manufacturing of
       Company Limited (Note 16)                                  company                                  intermediate
                                                                                                           petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Yangzi Petrochemical                 RMB 2,330       Limited            99.81            -    Manufacturing of
       Company Limited (Note 16)                                  company                                  intermediate
                                                                                                           petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Zhongyuan Petroleum                    RMB 875       Limited            99.35            -    Exploration and
       Company Limited (Note 16)                                  company                                  production of crude oil
                                                                                                           and natural gas
------------------------------------------------------------------------------------------------------------------------------------
     Shengli Oil Field Dynamic                      RMB 364       Limited            97.71            -    Exploration and
       Company Limited (Note 16)                                  company                                  production of crude oil
                                                                                                           and distribution of
                                                                                                           petrochemical products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Fujian Petrochemical                 RMB 2,253       Limited            50.00            -    Manufacturing of
       Company Limited (i)                                        company                                  plastics, intermediate
                                                                                                           petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Shanghai Petrochemical               RMB 7,200       Limited            55.56            -    Manufacturing of
       Company Limited                                            company                                  synthetic fibres, resin
                                                                                                           and plastics,
                                                                                                           intermediate
                                                                                                           petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Shijiazhuang Refining-Chemical       RMB 1,154       Limited            79.73            -    Manufacturing of
       Company Limited                                            company                                  intermediate
                                                                                                           petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Kantons Holdings Limited               HK$ 104       Limited                -        72.40    Trading of crude oil and
                                                                  company                                  petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Wuhan Petroleum Group                  RMB 147       Limited            46.25            -    Marketing and
       Company Limited (i)                                        company                                  distribution of refined
                                                                                                           petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Wuhan Phoenix Company Limited (i)      RMB 519       Limited            40.72            -    Manufacturing of
                                                                  company                                  petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Yizheng Chemical Fibre               RMB 4,000       Limited            42.00            -    Production and sale of
       Company Limited (i)                                        company                                  polyester chips and
                                                                                                           polyester fibres
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Zhongyuan Petrochemical              RMB 2,400       Limited            93.51            -    Manufacturing of
       Company Limited                                            company                                  chemical products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Shell (Jiangsu) Petroleum Marketing    RMB 830       Limited            60.00            -    Marketing and
       Company Limited                                            company                                  distribution of refined
                                                                                                           petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     BP Sinopec (Zhejiang) Petroleum                RMB 800       Limited            60.00            -    Marketing and
       Company Limited                                            company                                  distribution of refined
                                                                                                           petroleum products
------------------------------------------------------------------------------------------------------------------------------------
     Sinopec Qingdao Refining and Chemical          RMB 800       Limited            85.00            -    Manufacturing of
       Company Limited                                            company                                  intermediate
                                                                                                           petrochemical products
                                                                                                           and petroleum products
------------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

34  FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 30 June 2006 and 31 December 2005.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the PBOC. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    With the authorisation from the PRC government, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on 21 July 2005. The exchange rate of US dollars against RMB was adjusted to 8.11 yuan per US dollar with effect from the time of 19:00 hours on 21 July 2005.

    Other than the amounts as disclosed in Note 25, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 25.

    Fair values
    The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2006 and 31 December 2005:

                                                At 30 June    At 31 December
                                                      2006              2005
                                              RMB millions      RMB millions
    Carrying amount                                 82,923            82,157
    ----------------------------------------------------------------------------
    Fair value                                      82,437            82,161
    ----------------------------------------------------------------------------

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments are unlisted equity securities, and are individually and in the aggregate not material to the Group's financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

35  ACCOUNTING ESTIMATES AND JUDGEMENTS
    The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

    The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

    Oil and gas properties and reserves
    The accounting for the exploration and production's oil and gas activities is subject to accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

    Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as OprovedO. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

    Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties' capitalised costs are amortised based on the units of oil or gas produced.

    Impairment for long lived assets
    If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered OimpairedO, and an impairment loss may be recognised in accordance with IAS 36 OImpairment of AssetsO. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

    Depreciation
    Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

    Impairment for bad and doubtful debts
    The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

36 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2006 Up to the date of issue of these interim financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31 December 2006 and which have not been adopted in these interim financial statements:


                                                                                              Effective for
                                                                                          accounting period
                                                                                      beginning on or after
    IFRS 7, Financial instruments: disclosures                                               1 January 2007
    ------------------------------------------------------------------------------------------------------------
    IFRIC 7, Applying the restatement approach under IAS 29,
       Financial reporting in hyperinflationary economies                                      1 March 2006
    ------------------------------------------------------------------------------------------------------------
    IFRIC 8, Scope of IFRS 2                                                                     1 May 2006
    ------------------------------------------------------------------------------------------------------------
    IFRIC 9, Reassessment of Embedded Derivatives                                               1 June 2006
    ------------------------------------------------------------------------------------------------------------
    IFRIC 10, Interim Financial Reporting and Impairment                                    1 November 2006
    ------------------------------------------------------------------------------------------------------------
    Amendment to IAS 1, Presentation of financial statements: capital disclosures            1 January 2007
    ------------------------------------------------------------------------------------------------------------


    The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these interim financial statements, the Group believes that the adoption of IFRIC 7, IFRIC 8, IFRIC 9 and the amendment to IAS 1 are not applicable to any of the Group's operations and that the adoption of the remainder of the above new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

37  POST BALANCE SHEET EVENT
    On 10 July 2006, one of the subsidiaries of the Group, Sinopec Kantons Holdings Limited, entered into two equity acquisition agreements with Guangzhou Petrochemical Plant (OGPCO), a wholly owned subsidiary of Sinopec Group Company, and Guangzhou Zhong Guan An Tai Petrochemical Company Limited (OGZGATO), a wholly-owned subsidiary of GPC. Pursuant to the agreements, the Group will acquire 30% of the equity interests of Hua De Petrochemical Company Limited (OHuadeO) from GPC at a cash consideration of RMB 594 million and the remaining 10% of the equity interests of Kantons Gas Station Investment and Management Company Limited (OKGSIMO) from GZGAT at a cash consideration of RMB 17 million. These transactions were approved by the independent shareholders of Sinopec Kantons Holdings Limited on 18 August 2006 and are subject to the approval from the relevant PRC governmental and regulatory bodies.

38  PARENT AND ULTIMATE HOLDING COMPANY
    The directors consider the parent and ultimate holding company of the Group as at 30 June 2006 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS


Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)     Equity investment differences

        Under the PRC Accounting Rules and Regulations, equity investment difference, being the excess of the initial investment cost over the investor's share of equity of the investee enterprise, is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or less than ten years if the investment period is not specified in the agreement.

        Under IFRS, goodwill, being the excess of the cost of the business combination over the investor's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstance indicate that it might be impaired.

(ii)    Capitalisation of general borrowing costs

        Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are capitalised as part of the cost of property, plant and equipment. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(iii)   Depreciation of oil and gas properties

        Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(iv)    Acquisitions of Sinopec National Star

        Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star (the OAcquisitionO) is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

        Under IFRS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered Ocombination of entities under common controlO which is accounted in a manner similar to a pooling-of-interests (Oas-if pooling-of-interests accountingO). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisition have been restated to include the financial condition and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group is treated as equity transactions.

(v)     Revaluation of land use rights

        Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(vi)    Unrecognised losses of subsidiaries

        Under the PRC Accounting Rules and Regulations, the results of subsidiaries are included in the Group's consolidated income statement to the extent that the subsidiaries' accumulated losses do not result in their carrying amount being reduced below zero. Further losses are debited to a separate reserve in the shareholders' funds. Any profits earned by the subsidiaries subsequently are firstly credited to this reserve before being included in the Group's consolidated income statement to the extent that the aggregate amounts credited do not exceed the accumulated losses debited to this reserve previously for that same subsidiary.

        Under IFRS, the results of subsidiaries are included in the Group's consolidated income statement from the date that control effectively commences until the date that control effectively ceases.

(vii)   Government grants

        Under the PRC Accounting Rules and Regulations, government grants relating to the purchase of equipment used for technology improvements should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long-term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as an income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

(viii)  Pre-operating expenditures

        Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and charged to the income statement when operations commence. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

(ix)    Disposal of oil and gas properties

        Under the PRC Accounting Rules and Regulations, gains and losses arising from the retirement or disposal of an individual item of oil and gas properties are recognised as an income or expense in the income statement and are measured as the difference between the estimated net disposal proceeds and the carrying amount of the asset.

        Under IFRS, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The costs of the asset abandoned or retired are charged to accumulated depreciation with the proceeds received on disposals credited to the carrying amounts of oil and gas properties.

(x)     Minority interests

        Under the PRC Accounting Rules and Regulations, minority interests at the balance sheet date are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as deduction before arriving at the net profit.

        Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity shareholders of the Company.

        Effects of major differences between the net profit under the PRC Accounting Rules and Regulations and the profit for the period under IFRS are analysed as follows:

                                                                                              Six-month periods ended 30 June
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions
    Net profit under the PRC Accounting Rules and Regulations                                       20,679            18,044
    ----------------------------------------------------------------------------------------------------------------------------
    Adjustments:
    ----------------------------------------------------------------------------------------------------------------------------
       Equity investment differences                                              (i)                  394             1,169
    ----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs, net of depreciation effect     (ii)                  294               216
    ----------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                    (iii)                 290               417
    ----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (iv)                   58                58
    ----------------------------------------------------------------------------------------------------------------------------
       Reduced amortisation on revaluation of land use rights                     (v)                   13                 9
    ----------------------------------------------------------------------------------------------------------------------------
       Unrecognised losses of subsidiaries                                       (vi)                   11               113
    ----------------------------------------------------------------------------------------------------------------------------
       Reduced depreciation on government grants                                 (vii)                   6                 1
    ----------------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                               (viii)                 (16)              442
    ----------------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties, net of depreciation effect            (ix)                 (177)             (209)
    ----------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                   (146)             (607)
    ----------------------------------------------------------------------------------------------------------------------------
       Minority interests                                                         (x)                  158             2,116
    ----------------------------------------------------------------------------------------------------------------------------
    Profit for the period under IFRS*                                                               21,564            21,769
    ============================================================================================================================

    Effects of major differences between the shareholders' funds under the PRC
    Accounting Rules and Regulations and the total equity under IFRS are analysed as follows:

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2006              2005
                                                                                              RMB millions      RMB millions
    Shareholders' funds under the PRC Accounting Rules and Regulations                             228,510           215,623
    ----------------------------------------------------------------------------------------------------------------------------
    Adjustments:
    ----------------------------------------------------------------------------------------------------------------------------
       Equity investment differences                                              (i)                  594               200
    ----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (ii)                2,406             2,112
    ----------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                    (iii)              12,523            12,233
    ----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (iv)               (2,520)           (2,578)
    ----------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                             (v)                 (940)             (953)
    ----------------------------------------------------------------------------------------------------------------------------
       Government grants                                                         (vii)                (582)             (588)
    ----------------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                               (viii)                 (38)              (22)
    ----------------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties                                        (ix)                2,883             3,060
    ----------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                 (5,677)           (5,531)
    ----------------------------------------------------------------------------------------------------------------------------
       Minority interests                                                         (x)               20,027            29,440
    ----------------------------------------------------------------------------------------------------------------------------
    Total equity under IFRS*                                                                       257,186           252,996
    ============================================================================================================================

    * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (OUS GAAPO). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is included as supplemental information, is unaudited, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. For the periods presented herein, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 218 million (2005: RMB 241 million) as of 30 June 2006.

(b) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets were revalued at 31 December 2000, 30 June 2003, 31 October 2003 and 30 June 2004, respectively, in connection with the acquisitions of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets. Under IFRS, such revaluations result in an increase in equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

    Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in equity.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

    Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 148 million (2005: RMB 1,838 million) as of 30 June 2006.

(c) Exchange of assets
    During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. For the periods presented herein, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 497 million (2005: RMB 509 million) as of 30 June 2006.

(d) Reversal of impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's fair value less costs to sell and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset held for use is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the difference between the asset's carrying value and the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    For the periods presented herein, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 429 million (2005: RMB 456 million) as of 30 June 2006.

(e) Capitalised interest on investment in associates
    Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin. Accordingly, the carrying amount of the interest in associates under IFRS was lower than the amount under US GAAP by RMB 466 million (2005: RMB 486 million) as of 30 June 2006.

(f) Goodwill
    Under IFRS, with reference to IFRS 3, OBusiness CombinationO, goodwill arising from a business combination for which the purchase agreement date is on or after 31 March 2004 is not amortised, or goodwill arising from a business combination for which the purchase agreement date was before 31 March 2004 is no longer amortised from the first annual reporting period beginning on or after 31 March 2004. Instead, goodwill is tested for impairment annually.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, OGoodwill and Other Intangible AssetsO (OSFAS No.142O), goodwill is no longer amortised beginning 1 January 2002. Instead, goodwill is reviewed for impairment at least annually.

    As a result, there is no difference in respect of goodwill amortisation effective 1 January 2005. Accordingly, the carrying amount of the goodwill under IFRS was lower than the amount under US GAAP by RMB 43 million (2005:
    RMB 43 million) as of 30 June 2006 due to the continued amortisation of goodwill under IFRS until the end of 2004.

(g) Presentation of minority interests
    Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the profit for the period between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as a component of net income.

    The effect on profit attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:


                                                           Reference
                                                            in note                     Six-month periods ended 30 June
                                                             above                  2006              2006              2005
                                                                            US$ millions      RMB millions      RMB millions
    Profit attributable to equity shareholders of the
      Company under IFRS                                                           2,678            21,406            19,653
    -----------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
    -----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                      (a)                      3                23                27
    -----------------------------------------------------------------------------------------------------------------------------
       Depreciation on revalued property, plant and equipment (b)                    204             1,633             2,008
    -----------------------------------------------------------------------------------------------------------------------------
       Disposal of property, plant and equipment              (b)                      7                57                67
    -----------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (c)                      2                12                12
    -----------------------------------------------------------------------------------------------------------------------------
       Depreciation effect of reversal of
         impairment of long-lived assets                      (d)                      3                27                43
    -----------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates,
         net of amortisation effect                           (e)                     (3)              (20)              (20)
    -----------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                    (67)             (536)             (660)
       Minority interests                                     (g)                    (23)             (184)             (181)
    -----------------------------------------------------------------------------------------------------------------------------
    Profit attributable to equity shareholders of the
      Company under US GAAP                                                        2,804            22,418            20,949
    =============================================================================================================================

    Basic and diluted earnings per share under US GAAP                           US$0.03           RMB0.26           RMB0.24
    =============================================================================================================================

    Basic and diluted earnings per ADS under US GAAP*                            US$3.23          RMB25.86          RMB24.16
    =============================================================================================================================

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

    The effect on the total equity attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:


                                                           Reference
                                                            in note                     At 30 June            At 31 December
                                                             above                  2006              2006              2005
                                                                            US$ millions      RMB millions      RMB millions
    Total equity attributable to equity shareholders
       of the Company under IFRS                                                  29,667           237,159           223,556
    -----------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
    -----------------------------------------------------------------------------------------------------------------------------

       Foreign exchange gains and losses                      (a)                    (27)             (218)             (241)
    -----------------------------------------------------------------------------------------------------------------------------
       Revaluation of property, plant and equipment           (b)                    (19)             (148)           (1,838)
    -----------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (c)                    (62)             (497)             (509)
    -----------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets            (d)                    (54)             (429)             (456)
    -----------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates      (e)                     58               466               486
    -----------------------------------------------------------------------------------------------------------------------------
       Goodwill                                               (f)                      5                43                43
    -----------------------------------------------------------------------------------------------------------------------------
       Effect of US GAAP adjustments on deferred tax assets                           47               378               921
    -----------------------------------------------------------------------------------------------------------------------------
       Effect of US GAAP adjustments on deferred
         tax liabilities                                                             (16)             (127)             (134)
    -----------------------------------------------------------------------------------------------------------------------------
       Minority interests                                     (g)                      6                46               230
    -----------------------------------------------------------------------------------------------------------------------------
    Total equity attributable to equity
      shareholders of the Company under US GAAP                                   29,605           236,673           222,058
    =============================================================================================================================

    Note:   United States dollar equivalents

            For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB
            7.9943 being the noon buying rate in New York City on 30 June 2006 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

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DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours at the legal address of Sinopec Corp. from Friday, 25 August 2006 by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

1 The original interim report for the first half of 2006 signed by the Chairman of Sinopec Corp.;

2 The original audited financial statements and audited consolidated financial statements of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the six-month period ended 30 June 2006 signed by Mr. Chen Tonghai (Chairman of Sinopec Corp.), Mr. Wang Tianpu (Director, President of Sinopec Corp.), Mr. Dai Houliang (Director, Senior Vice President and Chief Financial Officer of Sinopec Corp.) and Mr. Liu Yun (Head of the Accounting Department of Sinopec Corp.);

3 The original auditors' reports on the above financial statements signed by the auditors; and

4 All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.




By Order of the Board
CHEN TONGHAI
Chairman

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Beijing, PRC, 25 August 2006

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

As the Board Directors and Senior Management of Sinopec Corp., we have carefully reviewed the 2006 interim report and accounts of Sinopec Corp. and concluded that this interim report truly and objectively represents the Company's business performance in the first half 2006, contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory bodies.

Signatures of the Directors and Senior Management

/s/ Chen Tonghai            /s/ Zhou Yuan               /s/ Wang Tianpu
----------------            --------------              ----------------
Chen Tonghai                Zhou Yuan                   Wang Tianpu


/s/ Zhang Jianhua           /s/ Wang Zhigang            /s/ Dai Houliang
-----------------           ----------------            ----------------
Zhang Jianhua               Wang Zhigang                Dai Houliang


/s/ Liu Zhongli             /s/ Shi Wanpeng             /s/ Li Deshui
---------------             ---------------             -------------
Liu Zhongli                 Shi Wanpeng                 Li Deshui


/s/ Yao Zhongmin            /s/ Fan Yifei               /s/ Cai Xiyou
----------------            -------------               -------------
Yao Zhongmin                Fan Yifei                   Cai Xiyou


/s/ Zhang Kehua              /s/ Zhang Haichao          /s/ Chen Ge
----------------            --------------              ----------------
Zhang Kehua                 Zhang Haichao               Chen Ge



25 August 2006

THIS INTERIM REPORT IS PUBLISHED IN BOTH ENGLISH AND CHINESE. SHOULD ANY CONFLICT REGARDING MEANING ARISES, THE CHINESE VERSION SHALL PREVAIL.


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